Exhibit 99.1

GREAT PANTHER MINING LIMITED

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2021

March 2, 2022

GREAT PANTHER MINING LIMITED
2021 ANNUAL INFORMATION FORM	1

GREAT PANTHER MINING LIMITED (“COMPANY”)

ANNUAL INFORMATION FORM

CONTENTS		2
1.	IMPORTANT INFORMATION ABOUT THIS DOCUMENT	4
1.A.	DATE OF INFORMATION	4
1.B.	NOMENCLATURE	4
1.C.	GLOSSARY OF TERMS AND UNITS OF MEASURE	4
1.D.	FINANCIAL INFORMATION AND REPORTING CURRENCY	8
1.E.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	8
1.F.	SCIENTIFIC AND TECHNICAL INFORMATION	16
1.G.	CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES	17
2.	CORPORATE STRUCTURE	18
2.A.	NAME, ADDRESS AND INCORPORATION	18
2.B.	INTERCORPORATE RELATIONSHIPS	19
3.	GENERAL DEVELOPMENT OF THE BUSINESS	19
3.A.	GENERAL	19
3.B.	KEY DEVELOPMENTS	20
3.C.	SIGNIFICANT ACQUISITIONS	24
4.	DESCRIPTION OF THE BUSINESS	25
4.A.	PRINCIPAL MARKETS	25
4.B.	PRODUCT MARKETING, SALES AND DISTRIBUTION	26
4.C.	SEASONALITY	27
4.D.	SPECIALIZED SKILL AND KNOWLEDGE	28
4.E.	COMPETITIVE CONDITIONS	28
4.F.	DOING BUSINESS IN BRAZIL, MEXICO AND PERU	28
4.G.	ENVIRONMENTAL PROTECTION	32
4.H.	EMPLOYEES	33
4.I.	COMMUNITY ENGAGEMENT AND SUSTAINABLE DEVELOPMENT	33
4.J.	HEALTH AND SAFETY	34
5.	MINING PROPERTIES	36
5.A.	TUCANO	37
5.B.	GMC	49
5.C.	TOPIA	62
6.	ADVANCED-STAGE PROJECTS	71
6.A.	CORICANCHA	71
7.	PRIMARY EXPLORATION PROPERTIES	85
7.A.	EL HORCÓN PROJECT	86
7.B.	SANTA ROSA PROJECT	89
7.C.	PLOMO PROJECT	91
8.	RISK FACTORS	92
8.A.	GLOBAL RISK FACTORS	92
8.B.	MINING INDUSTRY RISK FACTORS	97
8.C.	COMPANY OPERATING RISK FACTORS	101
8.D.	COMPANY COMMERCIAL AND LEGAL RISK FACTORS	105
9.	DIVIDENDS	115
10.	DESCRIPTION OF CAPITAL STRUCTURE	115
10.A.	COMMON SHARES	115
10.B.	CLASS A PREFERRED SHARES	115
10.C.	CLASS B PREFERRED SHARES	115

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11.	MARKET FOR SECURITIES	116
11.A.	TRADING PRICE AND VOLUME	116
11.B.	PRIOR SALES	117
12.	ESCROWED SECURITIES	117
13.	DIRECTORS AND OFFICERS	118
13.A.	NAMES, OCCUPATIONS AND SECURITY HOLDINGS	118
13.B.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	120
13.C.	CONFLICTS OF INTEREST	121
14.	AUDIT COMMITTEE INFORMATION	121
14.A.	AUDIT COMMITTEE CHARTER	121
14.B.	MEMBERS OF THE AUDIT COMMITTEE	121
14.C.	PRE-APPROVAL POLICY	123
14.D.	EXTERNAL AUDITOR SERVICE FEES	123
15.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	123
15.A.	VARIOUS CLAIMS RELATED TO BRAZIL INDIRECT TAXES AND LABOUR MATTERS	124
15.B.	ENVIRONMENTAL DAMAGES - WILLIAM CREEK	124
15.C.	CYANIDE USAGE	124
15.D.	DECEMBER 2021 NOTICES OF INFRACTIONS	124
16.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	125
17.	TRANSFER AGENTS AND REGISTRARS	125
18.	MATERIAL CONTRACTS	125
18.A.	LIST OF MATERIAL CONTRACTS	125
18.B.	DESCRIPTION OF MATERIAL CONTRACTS	125
19.	INTERESTS OF EXPERTS	126
20.	PROMOTERS	127
21.	ADDITIONAL INFORMATION	127
22.	SCHEDULE “A” CHARTER OF THE AUDIT COMMITTEE	128

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1.	IMPORTANT INFORMATION ABOUT THIS DOCUMENT
1.A.	DATE OF INFORMATION

Unless otherwise noted, all information contained in this Annual Information Form (“AIF”) is as at December 31, 2021.

1.B.	NOMENCLATURE

In this AIF, unless the context otherwise dictates, “Great Panther” or the “Company” refers to Great Panther Mining Limited, and its subsidiaries.

1.C.	GLOSSARY OF TERMS AND UNITS OF MEASURE

The following glossary, which is not exhaustive, should be used only as an adjunct to a thorough reading of the entire document of which it forms a part.

2021 MD&A	Management’s Discussion and Analysis of the Company for the year ended December 31, 2021
AAS	Atomic absorption spectroscopy
Acquisition

The acquisition of Tucano by Great Panther completed on March 5, 2019 by acquiring 100% of the issued and outstanding shares of Beadell pursuant to a scheme under the Australian Corporations Act 2001 all as more particularly described in Section 18 of this AIF

Adit	A horizontal or close-to-horizontal tunnel, man-made for mining purposes
Ag	Silver
Ag eq oz	Silver equivalent ounces, reflecting the equivalent values of silver and all other products produced by the Company, relative to the prevailing silver price
Andesite	A fine-grained brown, green or greyish intermediate volcanic rock
ATM Offering Agreement	“At-the-market” facility agreement dated October 15, 2021 between the Company and H.C. Wainwright
Au	Gold
Beadell	Beadell Resources Limited
Board	Board of Directors of Great Panther
Breccia	A course-grained rock, composed of angular, broken rock fragments held together by a mineral cement or a fine-grained matrix
BRL	Brazilian Real
Cfm	Cubic feet per minute

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CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CIM Definition Standards	Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM on May 10, 2014, as amended from time to time
COG	Cut-off grade
CONAGUA	Comisión Nacional del Agua, or National Water Commission, in Mexico responsible for managing and preserving national waters and their inherent good in order to achieve sustainable use
COVID-19	A strain of novel coronavirus reported to originate in late 2019 and any variant thereof
cm	Centimetre
Cu	Copper
cut and fill	A mining method which removes mineralized material in horizontal slices and the remaining void is filled with waste rock before proceeding to mine the next slice of mineralized material
EIA	Environmental Impact Assessment
eq.	Equivalent values or quantities of products, expressed relative to the prevailing silver or gold and co-product prices
Epithermal	Hydrothermal deposits formed at low temperature and pressure
Felsic	An igneous rock having abundant light-coloured materials
g/t	Grams per metric tonne
G&A	General and administrative
GPC	Great Panther Coricancha S.A. (formerly Nyrstar Coricancha S.A.)
Gpm	Gallons per minute
H.C. Wainwright	H.C. Wainwright & Co., LLC
hectare, or ha	A metric unit of land measure equal to 10,000 square metres or 2.471 acres.
Hydrothermal	Relating to hot fluids circulating in the earth’s crust
IFRS

International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee, collectively

JORC	Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia

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km	Kilometre
LHD	Load-haul-dump loader
LOM	Life of Mine
masl	Metres above sea level
MD&A MEM	Management’s Discussion & Analysis Ministerio de Energía y Minas de Perú
mineral claim	The portion of mining ground held under law by a claimant
mineralization	Implication that the rocks contain metallic minerals and that these could be related to ore
M&I	Measured and Indicated
Mina Tucano	Mina Tucano Ltda.
mm	Millimetre
NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
NI 51-102	National Instrument 51-102 Continuous Disclosure Obligations
NN2	NN2 Newco Limited
NSR	Net smelter return
Nyrstar	Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V., together as sellers, of Coricancha
OEFA	Organismo de Evaluación y Fiscalización Ambiental, the Environmental Evaluation and Oversight Agency, in Peru
Ore	That part of a mineral deposit which could be economically and legally extracted
OSINERGMIN	Organismo Supervisor de la Inversión en Energía y Mineria, the Supervisory Organism of Investment in Energy and Mines, in Peru
Oz	Troy ounces
Pb	Lead
PROFEPA

Procuraduría Federal de Protección al Ambiente, or Federal Agency of Environmental Protection, creates and enforces the Federal environmental laws of Mexico, with the aim of sustainable development. It has no relationship with the SEMARNAT, and maintains its own technical and operational autonomy.

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Psi	Pounds per square inch
QA/QC	Quality Assurance/Quality Control
Quartz	A common rock forming mineral consisting of silicon and oxygen
Resuing

A method of stoping wherein mineralized material is extracted separately from the waste rock on one side of the vein. This method is employed on narrow veins, and yields cleaner mineralized material than when waste and mineralized material are broken together

Rhyolite	A fine-grained volcanic (extrusive) rock of granitic composition
ROM	Run-of-mine
SEC	United States Securities and Exchange Commission
SEDAR	System for Electronic Document Analysis and Retrieval, a mandatory document filing and retrieval system for Canadian public companies
SEMA	State Department of the Environment (Amapá, Brazil)
SEMARNAT

Secretaría de Medio Ambiente y Recursos Naturales, or Ministry of Environment and Natural Resources, the Mexican federal agency responsible for environmental protection, including permitting of surface work and some mining programs

SGS	A geochemical laboratory part of the SGS Mineral Services Group
stockwork	A metalliferous deposit characterized by the impregnation of the mass of rock with many small veins or nests irregularly grouped
Stoping	The extraction of mineralized material or other minerals by creating underground openings through the application of drill and blast techniques
SUNAT	Superintendencia Nacional de Aduanas y de Administración Tributaria, the organization that enforces customs and taxation in Peru
Tonne or t	A metric tonne, equal to 1,000 kilograms and approximately 2,205 lbs
Tpd	Metric tonnes per day
t/m³	Metric tonnes per cubic metre
Trafigura	Trafigura Group Pte. Ltd.
TSF	Tailings storage facility
UCS open pit	Urucum Central South open pit at Tucano
URN UG	Urucum North underground zone at Tucano

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Vein

A zone or belt of mineralized rock lying within boundaries clearly distinguished from neighbouring rock. A mineralized zone has, more or less, a regular development in length, width and depth to give it a tabular form and is commonly inclined at a considerable angle to the horizontal. The term “lode” is commonly used synonymously for vein

Zn	Zinc

1.D.	FINANCIAL INFORMATION AND REPORTING CURRENCY

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). IFRS differs in some respects from Generally Accepted Accounting Principles in the United States, and thus the Company’s financial statements may not be comparable to financial statements of US companies.

The Company’s financial statements are presented in United States dollars (the reporting and functional currency of the Canadian parent company). Financial, share price and operating information presented in this AIF is presented in US dollars (“USD”), unless otherwise noted. Unless specified otherwise, all references to dollar amounts, $ or US$ are to USD. All references to C$ are to Canadian dollars.

1.E.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this AIF constitute “forward-looking statements” within the meaning of the United States “Private Securities Litigation Reform Act” of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will occur. Forward-looking statements reflect the Company’s current expectations and assumptions and are subject to known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this AIF includes forward-looking statements as noted throughout the document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future guidance and outlook of production of gold, silver, lead and zinc; profit, operating and capital costs, growth expenditures and cash flow; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development and mine life of the Company’s mines and projects, including its planned exploration and drilling programs (metres drilled), plans to evaluate future financing opportunities, including the potential to use at-the-market facilities, planned use of proceeds from financings completed by the Company; the Company’s Mineral Resource and Mineral Reserve estimates for each of its operations and projects and the assumptions upon which they are based; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or define Mineral Reserves and Mineral Resources; sufficiency of available capital resources; title to claims;

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expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this AIF that may constitute forward-looking statements are:

Regarding the Tucano gold mine (“Tucano”):

●	expectations regarding the ongoing geotechnical control of Urucum Central South (“UCS”) and related slope stability; including expectations regarding the Company’s remediation work at the UCS open pit, the costs of and time to complete such work, and the Company’s expectation of the resulting benefits;
●	expectations regarding the production profile for Tucano and its ability to meet gold production and cost guidance for 2022;
●	expectations regarding Tucano’s exploration potential, including regional and multiple in-mine and near-mine opportunities with the potential to extend the mine life by converting Mineral Resources to Mineral Reserves or discovering new Mineral Resources;
●	expectations regarding the (i) potential for additional near-term gold production resulting from exploration activities at the URN pit; (ii) potential to develop the underground mine to supplement the open pit feed to the mill and expectations around the timeline for the studies in support of such decision, (iii) potential for high-grade mineralization at the URN open pit to allow extension of the mineable area of the pit and the related expectations of continuity of the underground zone; (iv) the estimated potential for the underground mine below the current URN open pit; and (v) whether Great Panther's exploration program will support a decision for the start-up of the underground project;
●	expectations that the Company plans to focus on continued exploration over the next 12 months;
●	expectation that the Company will be successful in its Federal appeal regarding, among other matters, the ban on the use of cyanide in respect of the Company’s Tucano operations;
●	expectation that the Company will be successful in the defense and appeal of fines received from the Amapá State Environmental Agency (“SEMA”) in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano;
●	expectations regarding capital and operating expenditures at Tucano; and
●	expectations regarding the ability to successfully onboard the new mining contractor and to achieve a smooth transition of mining contractors.

Regarding the Topia mine (“Topia”):

●	expectations regarding continued mining and grade recoveries at Topia given the absence of Mineral Reserves;
●	expectations that the Phase II TSF can be operated as planned on the basis of positive results of monitoring without interruption;
●	expectations that the Company will receive the required permits for Phase II TSF Northern extension; and
●	expectations regarding the results of exploration programs at Topia in 2022.

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Regarding the Guanajuato Mine Complex (the “GMC”), which comprises the Guanajuato Mine (“Guanajuato”), the San Ignacio Mine (“San Ignacio”), and the Cata processing plant:

●	expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in the future and on favourable terms or that the Company will find other alternatives to maximize value from the GMC;
●	expectations that additional Mineral Resources may be identified at the GMC, including whether or not such Mineral Resources can be defined as Mineral Reserves, and expectations that these Mineral Resources can be mined without first completing a feasibility study and converting these Mineral Resources into Mineral Reserves;
●	expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC; and
●	expectations regarding the results of exploration programs at Guanajuato performed in 2021

Regarding the Coricancha Mine Complex (“Coricancha”):

●	expectations that pending proposals for modification of an approved closure plan will conclude with the approval of the Ministry of Energy and Mines (“MEM”), which may also resolve any related fines or penalties;
●	expectations regarding the availability of funds to restart production, the timing of any production decision, and the ability to restart a commercially viable mine;
●	if applicable, expectations regarding the costs associated with the restart of Coricancha;
●	expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP, which are preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
●	expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations and the potential funding obligations under bonds posted with the MEM as security for closure and reclamation obligations;
●	opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the Preliminary Economic Assessment (“PEA”), which is preliminary in nature and is not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
●	expectations regarding the impact of the constitutional case and the consequence of the removal of the injunction and exposure of the Company to potential fines;
●	expectations regarding the reclamation process, including the timing and cost to complete required reclamation and the impact of Mine Closure Law introduced by the Peruvian government on August 18, 2021, and its potential impact, if any, on the Company’s liquidity;
●	expectations regarding the results from the 2021 exploration program at Coricancha and the Company’s ability to translate these results into additional Mineral Resources; and

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●	expectations regarding the Company’s efforts to appeal the SUNAT tax assessment in Peru.

Regarding general corporate matters:

●	consolidated 2022 production and AISC guidance for the Company’s operations and the expectation that the Company will be able to meet such guidance, including the assumptions related thereto;
●	expectations regarding the Company’s cash flows from operations in 2022;
●	expectations regarding access to capital and the Company’s ability to raise additional debt or equity including any sales under the ATM facility over the next 12 months to improve working capital, fund further expansion, mine development, capital investments and exploration programs for its operating mines, for acquisitions, working capital needs and to meet scheduled debt repayment obligations;
●	the Company’s plans to evaluate and pursue acquisition opportunities to complement its existing portfolio;
●	expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Brazil, Mexico or Peru;
●	estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;
●	estimates concerning reclamation and remediation obligations and the assumptions underlying such estimates;
●	expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, social, marketing or other issues will not materially affect the Company’s estimates or Mineral Reserves and Mineral Resources or its future mining plans;
●	expectations in respect of permitting and development activities; and
●	expectation the Company will be able to attract and maintain qualified key management personnel including the appointment of a permanent CEO.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

●	the assumptions underlying the Company’s 2022 production and AISC guidance continuing to be accurate;
●	continued operations at Tucano and Topia without significant interruption due to COVID-19 or any other reason;
●	continued operations at Tucano in accordance with its 2022 mine plan, including the assumptions underlying the Company’s ongoing geotechnical control of UCS and planned pushback activities;

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●	the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based;
●	ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated (including transportation);
●	currency exchange rates remaining as estimated, including the BRL to USD exchange rate of 5.35 in 2022 used in the 2022 AISC guidance;
●	the Company will not be required to further impair Tucano as the current open-pit Mineral Reserves are depleted;
●	prices for energy inputs, labour, materials, supplies and services (including transportation);
●	all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms; including that the Company will receive an extension of its existing operating permit for Tucano in due course as this license officially expired in November 2021 but remains in full force and effect while the permitting authority completes its normal course review, and that the Company will successfully secure the necessary permits to allow the commencement of development activities for the URN underground project;
●	Tucano will be able to continue to use cyanide in its operations;
●	the Company will meet its production forecasts and generate the anticipated cash flows from operations for 2022 with the result that the Company will be able to meet its scheduled debt payments when due;
●	the accuracy of the information included or implied in the various published technical reports;
●	the geological, operational and price assumptions on which these technical reports are based;
●	the ability to procure equipment and operating supplies and that there are no unanticipated material variations in the cost of energy or supplies;
●	the execution and outcome of current or future exploration activities;
●	the ability to obtain adequate financing for planned activities and to complete further exploration programs;
●	operations not being disrupted by issues such as workforce shortages, mechanical failures, labour or social disturbances, illegal occupations or mining, seismic events and adverse weather conditions;
●	the assumption that the Mine Closure Law introduced by the Peruvian government on August 18, 2021 will not have a material impact on the Company’s liquidity;
●	the Company will be successful in the defense and appeal of fines received from the Amapá State Environmental Agency (“SEMA”) in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano;
●	the Company will obtain permits for Phase II North extension at the Topia mine; and
●	the Company will have the ability to maintain its stock exchange listings.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

●	open pit mining operations at Tucano have a limited established mine life, and the Company may not be able to extend the mine life for Tucano open-pit operations beyond 2023 as anticipated or maintain production levels consistent with past production as Mineral Reserves are depleted;
●	the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards;
●	interruptions to the Company’s operations in the future as a result of COVID-19 may occur, due to: (i) the impact restrictions that governments may impose or the Company voluntarily imposes to address COVID-19 which if sustained or resulted in a significant curtailment could have a material adverse impact on the Company’s production, revenue and financial condition and may materially impact the Company’s ability to meet its production guidance included herein and complete near-mine and regional exploration plans at Tucano; (ii) shortages of employees; (iii) unavailability of contractors and subcontractors; (iv) interruption of supplies and the provision of services from third parties upon which the Company relies, including the risk of further shortages of purchased oxygen at Tucano which may reduce recovery rates and reduce throughput; (v) restrictions that governments impose to address the COVID-19 outbreak; (vi) disruptions in transportation services that could impact the Company’s ability to deliver gold doré and metal concentrates to refineries; (vii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; (viii) restrictions on operations imposed by governmental authorities; (ix) delays in permitting; and (x) that the Company may not be able to modify its operations in order to maintain production, including the availability to modify work shifts at Tucano, if necessary;
●	the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is: (i) unable to renew or extend existing credit facilities that become due, which may increase the need to raise new external sources of capital; or (ii) unable to access sources of capital which could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration programs, and other discretionary expenditures;
●	planned exploration activities may not result in the conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources;
●	the Company may be unable to meet its production forecasts or to generate the anticipated cash flows from operations, including reasons related to the Company being unable to resolve equipment availability issues with its current contractor or failing to mobilize its new contractor as quickly as expected or for the new contractor to contribute to improved operating performance at Tucano and as a result, the Company may be unable to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject;
●	the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted;
●	gold, silver and base metal prices may decline or may be less than forecasted or may experience unpredictable fluctuations;
●	fluctuations in currency exchange rates (including the USD to BRL exchange rate) may increase costs of operations;

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●	the Company may not be able to continue mining the UCS pit as planned and be able to access the UCS Mineral Reserves, which may adversely impact the Company’s production plans, future revenue and financial condition;
●	challenging operational viability may result in production below the Company’s expectations from its Mexican operations;
●	operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability;
●	pushback activities intended to improve pit wall stability at the UCS open pit may not result in the expected benefits or may take longer or cost more to complete than initially anticipated, which could increase the Company’s costs and delay realization of revenues from UCS;
●	liabilities that the Company may incur may exceed the policy limits of its insurance coverage or may not be insurable, in which case the Company could incur significant costs that could adversely impact the Company’s business, operations, profitability, or value;
●	the Company may not be able to identify or complete acquisition opportunities or complete such acquisitions in a manner that will be accretive to the Company, which could impact the long-term viability of the Company’s business;
●	management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss;
●	management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company;
●	the potential for unexpected and excessive project costs and expenses and the possibility of project delays could result in those projects becoming unviable or contributing less than expected value to the Company;
●	the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner and on favourable terms including the company’s Tucano operating permit which is currently under normal course review and the necessary permits to commence the development of the URN underground project could delay the Company’s ability to continue its operations or to develop its exploration properties at a pace that allows the uninterrupted extension of the mine life at Tucano;
●	changes in laws, regulations and government practices in the jurisdictions in which the Company operates;
●	the inability to operate the Topia Phase II TSF as planned, and to obtain permits for Phase II northern extension to increase capacity an additional two years;
●	diminishing quantities or grades of mineralization as properties are mined or unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters could cause the Company’s production to be lower than expected;
●	acts of foreign governments;

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●	political risk;
●	labour and social unrest;
●	uncertainty of revenue, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability negatively impact cause the Company’s cash flow generation capability;
●	cash flows may vary, and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations;
●	an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha closure plan could result in reclamation costs exceeding the amounts estimated or the amounts that Nyrstar has agreed to reimburse;
●	fines, penalties, regulatory actions or charges against the Company’s Coricancha subsidiary arising from the removal of the injunction, including the potential for cumulative fines and penalties outside the control of the Company and its subsidiary may adversely impact the Company’s liquidity;
●	reclamation costs exceed the amounts estimated and exceed the amount which Nyrstar has agreed to reimburse;
●	counterparties may fail to perform their contractual obligations, including that Nyrstar may be unable to fund its indemnity obligations under the agreements related to the acquisition of Coricancha, as such have been amended from time to time, and the guarantors thereunder may not have the necessary financial resources to discharge their obligations under the guarantees;
●	the Company may not be successful in resolving its existing litigation or may become subject to further litigation in the future which could increase the Company’s costs associated with these claims;
●	the Company may not be successful in the defense and appeal of fines received from the SEMA in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano, and such fines and associated costs may be material and have an adverse effect on the Company’s liquidity;
●	the Company’s Peruvian subsidiary, Great Panther Coricancha S.A. (“GPC”), may ultimately be found liable for approximately $20 million in unpaid taxes of the leasing company that sold the Coricancha mining assets to GPC in March 2006 and this could have a material impact on the Peruvian subsidiary’s financial position;
●	the risk that the Company will not be successful in the defense and appeal of fines received from the Amapá State Environmental Agency (“SEMA”) in connection with SEMA’s investigation of a fish mortality event at creeks located near Tucano and that payment of the fines has an adverse impact on the Company’s liquidity;
●	the risk that the loss of any key personnel may have a material adverse effect on the Company, its business and its financial position;
●	the risk that the Company does not maintain its listing on the exchanges where it trades and that any delisting may have a material impact on the liquidity of its stock and its ability to raise capital; and

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●	other risks and uncertainties, including those described in respect of Great Panther in its most recent MD&A, and subsequent material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the SEC and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain. Actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement. For more discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from the anticipated future results, performance and achievements expressed or implied by these forward looking statements, see Section 8 – Risk Factors of this AIF.

1.F.	SCIENTIFIC AND TECHNICAL INFORMATION

The scientific and technical information in this AIF relating to the Company’s mineral projects has been reviewed and approved by Fernando A. Cornejo, M. Eng., P. Eng., Chief Operating Officer of Great Panther, Nicholas Winer, FAusIMM, Vice President, Exploration of Great Panther, and Robert Brown, P. Eng., Geological Consultant of Great Panther, each of whom is a non-independent Qualified Person within the meaning of NI 43-101 (the “Great Panther Qualified Persons”).

Scientific and technical disclosure in this AIF for the Company’s material properties is based on reports prepared in accordance with NI 43-101 (collectively, the “Technical Reports”). The Technical Reports have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The technical information in this AIF has been updated with more current information where applicable, such updated information having been prepared by or under the supervision of, or reviewed by, the Great Panther Qualified Persons. Scientific and technical information relating to current and planned exploration programs set out in this AIF are prepared and/or designed and carried out under the supervision of, or were reviewed by, Nicholas Winer in the case of Brazil and Robert Brown in the case of Mexico and Peru. The current Technical Reports for the Company’s properties are as follows:

●	a report related to Tucano entitled “Amended and Restated Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” dated February 2, 2021, with an effective date of September 30, 2020 prepared by Neil Hepworth, M.Sc., C. Eng. MIMMM, Nicholas Winer, FAusIMM, Fernando A. Cornejo, M. Eng., P. Eng., Carlos H. B. Pires, B.Sc. Hons., MAusIMM C.P., Master Geologist, Mina Tucano Ltda, and Reno Pressacco, M.Sc.(A) P.Geo and Tudorel Ciuculescu, B.Sc, M.Sc., P. Geo., of Roscoe Postle Associates Inc. (“Tucano Technical Report”);
●	a report related to the GMC entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico” dated February 28, 2022, with an effective date of July 31, 2021 prepared by Robert F. Brown, P. Eng., and Mohammad Nourpour, P. Geo. (“GMC Technical Report”);
●	a report related to Topia entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimates as of March 31, 2021” dated February 10, 2022, with an effective date of March 31, 2021, prepared by Robert F. Brown, P. Eng., and Mohammad Nourpour, P. Geo. (“Topia Technical Report”); and

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●	a report related to Coricancha entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” dated July 13, 2018, with an effective date of July 13, 2018, prepared by Daniel Saint Don, P.Eng. previously from Golder Associates Inc. (“Golder”), Jeffrey Woods, SME MMSA QP, previously from Golder and Ronald Turner, MAusIMM CP(Geo) from Golder (“Coricancha Technical Report”).

Each of Messrs. Cornejo, Winer, Pires, Ciuculescu, Pressacco, Brown, Nourpour, Saint Don, Woods, and Turner is or was in relation to the Technical Reports a Qualified Person within the meaning of NI 43-101. A “Qualified Person” means an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining, with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association within the meaning of NI 43-101.

Mineral Resource estimates in this AIF related to Tucano were prepared by or under the supervision of Mr. Ciuculescu of Roscoe Postle Associates Inc., solely in respect of the Mineral Resource estimate for TAP AB open pit and underground resources and Messrs. Winer and Pires of Great Panther for all other Mineral Resource estimates for Tucano. Mineral Reserve estimates in this AIF related to Tucano were prepared by or under the supervision of or reviewed for inclusion in this AIF by Mr. Hepworth of Great Panther. Mineral Resource estimates in this AIF related to Topia and the GMC were prepared by or under the supervision of Messrs. Brown and Nourpour. Mineral Resource estimates in this AIF related to Coricancha were prepared by or under the supervision of Mr. Turner of Golder.

While not material properties of the Company, the Company also discloses certain scientific and technical information for El Horcón and Santa Rosa, which could in the future form part of the GMC’s operations. The information for these properties (as disclosed in Section 7 of the AIF) is contained in a report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects”, dated February 20, 2017, with an effective date of the information related to the El Horcón and Santa Rosa Projects of August 31, 2016, prepared by or under the supervision of Mr. Brown, a non-independent Qualified Person within the meaning of NI 43-101.

1.G.	CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and Mineral Resource and Mineral Reserve estimates. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Mineral Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Mineral Resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “US Exchange Act”). These amendments became effective on February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which have been rescinded. As a “foreign private issuer” that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on

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Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC now recognizes estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definition Standards.

United States investors are cautioned that while the terms used in the SEC Modernization Rules are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as “Proven Mineral Reserves”, “Probable Mineral Reserves”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43‐101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” that the Company reports are or will be economically or legally mineable.

Further, “Inferred Mineral Resources” have a lower level of confidence than that applied to an “Indicated Mineral Resource”, must not be converted to a Mineral Reserve and there is a deal of uncertainty as to their existence and as to whether they can be mined legally or economically. However, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Canadian securities laws, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43‐101.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC has historically only permitted issuers to report mineralization as in-place tonnage and grade without reference to unit measures.

2.	CORPORATE STRUCTURE
2.A.	NAME, ADDRESS AND INCORPORATION

Great Panther Mining Limited was originally incorporated under the Company Act (British Columbia) in 1965 under the name Lodestar Mines Ltd. The Company’s common shares were listed on the TSX Venture Exchange on June 18, 1980, and were upgraded to trading on the Toronto Stock Exchange (“TSX”) on November 14, 2006 under the symbol GPR. The Company’s common shares were listed on the NYSE American on February 8, 2011, under the trading symbol GPL, while the Company retained its listing on the TSX in Canada.

The Company was continued under the Business Corporation Act (Yukon) on March 22, 1996, and then further continued back to British Columbia under the Business Corporations Act (British Columbia) on July 9, 2004. The Company’s most recent name change from Great Panther Silver Limited to Great Panther Mining Limited occurred concurrently with closing of the acquisition of Tucano on March 4, 2019.

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Great Panther’s principal and registered offices are located at 1330 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Canada. The Company’s telephone number is 604-608-1766, and the Company’s website can be found at www.greatpanther.com.

2.B.	INTERCORPORATE RELATIONSHIPS

The following companies are the significant subsidiaries of the Company as of March 4, 2021, each of which is 100% beneficially owned, directly or indirectly, by the Company and existing in the jurisdiction set forth in the table below.

Note:

1.	In some jurisdictions in which the Company operates, laws require that a company operating mineral properties must have more than one shareholder. For those jurisdictions, a nominal interest may be held by an individual or other affiliated entity and this may not be represented on the charts.

3.GENERAL DEVELOPMENT OF THE BUSINESS

3.A.	GENERAL

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the TSX trading under the symbol GPR, and on the NYSE American trading under the symbol GPL.

The Company has three wholly owned mining operations, including Tucano in Brazil and Topia and the GMC in Mexico.

Tucano is an open pit gold mine approximately 200 km from Macapá, the state capital of Amapá in Brazil. It produces gold doré with ore processed through a primary crusher, SAG mill, ball mill and carbon-in-leach (“CIL”) infrastructure, capable of treating both oxide and sulphide ore. Tucano has initiated a regional exploration strategy to evaluate the underexplored greenstone belt in which the mine sits and there remains potential to increase Mineral Reserves in both quantity and quality with additional surface and underground exploration within the mining license.

Topia is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces metallic concentrates containing silver, gold, lead and zinc at its own processing facility.

The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 km northwest of Mexico City, and approximately 30 km from the Guanajuato International Airport. The GMC comprises the Guanajuato mine, the San Ignacio mine and the Cata processing plant.

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The Guanajuato mine and the Cata processing plant were placed on care and maintenance in November 2021 and mining activity at the San Ignacio mine was suspended in December 2021 while Great Panther continues to proactively engage with CONAGUA in regards of the tailings dam permit and to explore other alternatives to maximize value from the GMC.

Topia and the GMC are underground mines and the production process consists of conventional mining incorporating cut and fill and resue methods. Extracted mineralized material is trucked to on-site conventional processing plants, which consist of zinc and lead-silver flotation circuits at Topia, and a pyrite-silver-gold flotation circuit at the GMC.

Great Panther also owns Coricancha, a gold-silver-copper-lead-zinc underground mine, located in the Peruvian province of Huarochirí, approximately 90 km east of Lima. Coricancha has been on care and maintenance since August 2013 and the Company continues to evaluate options for this asset.

The Company’s exploration properties include multiple near mine infill and step out targets around the existing mining corridor at Tucano and regional targets across the approximately 2,000 km2 land package in which Tucano is located.

Additional exploration properties include: El Horcón, Santa Rosa and Plomo in Mexico, all of which are wholly owned. El Horcón is located 100 km by road northwest of Guanajuato city, Santa Rosa is located approximately 15 km northeast of Guanajuato city, and the Plomo property is located in the state of Sonora, Mexico.

3.B.	KEY DEVELOPMENTS

3.B.1Three Year History

The following table reflects the key developments of the Company for the years ended December 31, 2021, 2020 and 2019, respectively.

Year	Key Developments
2021

•

The Company announced on January 29, 2021, an update to its exploration strategy and programs targeting result-driven exploration programs leading to resource replacement and near-mine growth, and longer-term organic growth through regional exploration.

•

Great Panther announced in April 2021 the drill results from the resource replacement and expansion drilling program at Tucano, indicating continuity of mineralization of the TAP C1 deposit to approximately 50m – 70m below the current pit floor.

•

Great Panther announced in May 2021 that wall movements were detected in the west wall of the south-central portion of the UCS at Tucano resulting in the temporary halting of mining activities in the pit. For a discussion of the status of mining of the UCS, the remediation work that has been completed and the risks associated with the UCS open pit, see Sections 5.A.9.b and Section 8.B.1 under the heading “Mining and Mineral Exploration Have Substantial Operational Risks” of this AIF.

•

Great Panther announced management changes in June 2021, including the appointment of Sandra Daycock as Chief Financial Officer (“CFO “) effective June 1, 2021, following the departure of the Company’s former CFO in March 2021, and the appointment of Fernando A. Cornejo as Chief Operating Officer (“COO”) effective July 1, 2021 following the retirement of Neil Hepworth, the Company’s former COO on June 30, 2021.

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•

Great Panther announced the nomination of two new directors, Trudy M. Curran and Dana Williams for election to its Board of Directors at its upcoming Annual General Meeting of shareholders held on June 9,2021.

•

In June 2021, Great Panther published its 2020 “Mining for Good” Sustainability Report.

•

Great Panther reported resumption of mining in Tucano’s UCS open pit in July 2021 followed by the announcement in October 2021 of the decision to temporarily suspend operations at the UCS open pit.

•

Great Panther announced in July 2021 that exploration drilling has delineated continuity in the Urucum North underground zone (“URN UG”) at Tucano and that additional drilling has delineated a near-surface zone of relatively high-grades with potential to extend the URN open pit design.

•

In September 2021 Great Panther announced TAP C open pit drill results defining continuity of mineralization and identifying a gold trend within a 20 km radius of Tucano.

•

Great Panther announced in September 2021 a $20 million gold doré prepayment agreement (the “Doré Agreement”) with Asahi Refining Canada Ltd. (“Asahi”),Asahi”), a wholly owned subsidiary of Asahi Holdings, Inc., as well as a $5 million lead concentrate prepayment agreement (the “Concentrate Agreement”) with Samsung C&T U.K. Ltd. (“Samsung”), a wholly owned subsidiary of Samsung C&T Corporation. For further information, see Section 4.B.2 of this AIF.

•

Great Panther announced the re-establishment of its $25 million “at-the-market” facility (the “ATM Facility”) pursuant to an “at-the-market” offering dated October 15, 2021 between the Company and H.C. Wainwright.

•

On November 1, 2021, Great Panther sold the shares of its wholly owned subsidiary Cangold Limited (“Cangold”) to Newrange Gold Corp. (“Newrange”) for a purchase price of CAD$1.0 million paid as a combination of cash and common shares of Newrange. Cangold held the Company’s interest in the Argosy property in Northern Ontario in the Red Lake Mining District and a 100% interest in the Company’s Plomo property located in Mexico. Prior to closing, the Company completed a reorganization to retain its interest in the Plomo property.

•

In November 12, 2021Great Panther announced the closing of a bought deal offering of 88,461,538 common shares for gross proceeds of $23 million.

•

The Company is redesigning the Topia Phase II TSF within the permitted area and with capacity to the end of 2023. In January 2022, the Company submitted an Environmental Impact Assessment (EIA) to obtain permits to extend the Phase II TSF area towards the north. If approved, this will provide an additional 2 years of tailings storage.

•

Great Panther announced in December 2021 the resignation of David Garofalo as Director and Chair of the Board and the appointment of Alan Hair, independent director of Great Panther as the new Chair of the Company.

•

In December 2021, Great Panther announced that it intends to file a defense to three Notices of Infraction that were delivered by the SEMA to Tucano. The Notices were issued in connection with SEMA’s investigation of a fish mortality event at nearby creeks.

2020	• COVID-19 significantly impacted the world for much of the year and took a terrible toll on human life and well-being. This included the areas where Great Panther operates and the

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effects were felt by local communities and members of the Company’s workforce and their families.

•

Despite the disruptions caused by COVID-19, Great Panther achieved its consolidated guidance range of 146,000 – 158,000 Au Eq oz producing 150,051 Au Eq oz, inclusive of 133,031 Au oz and 1,118,098 Ag oz, a 2% increase over 2019. Tucano led the way producing 125,417 Au oz.

•

Great Panther entered into a $11.25 million gold doré prepayment agreement on January 6, 2020, with Samsung C&T U.K. Ltd., a wholly owned subsidiary of Samsung C&T Corporation, which completed on February 4, 2020. Following the slope displacement of the UCS pit in October 2019 (described below), initial remedial unloading work at UCS was started in the first quarter of 2020 to remove free diggable material at the top of the slope. Continued remedial unloading work involving drilling and blasting commenced in the third quarter following protocols from independent consulting firm Knight Piésold & Co. (“Knight Piésold”), which was subject to favourable results from geotechnical data gathering, including information from five geotechnical core holes drilled commencing in April 2020. Mining at UCS commenced at full capacity in late October 2020.

•

Great Panther announced in February 2020 plans for a $6.6 million (55,000 m) 2020 drill program for Tucano for completion in 2020 and comprising both near-mine and regional targets.

•

Great Panther completed in March 2020 its inaugural Mineral Resource and Mineral Reserve estimate for Tucano, which used a more rigorous approach resulting in the reduction of Mineral Resources (excluding Mineral Reserves) by approximately 500,000 Au oz and Mineral Reserves by approximately 489,000 Au ounces. The estimate reflected operating experience since the Company’s acquisition of Tucano in March 2019 and a better understanding of the mine’s geology. For more information, see the Company’s press release dated March 9, 2020.

•

In connection with the announcement of the updated Tucano Mineral Resource and Mineral Reserve estimate, the Company announced a further refinement of the near mine program and other opportunities to increase the mine life including possible further evaluation and the enhancement of an existing prefeasibility study supporting the development of an underground mining operation below the URN pit. A decision on further exploration or an updated technical study on the underground will follow the results of the current Phase 1 targeted drill program expected to be complete by end July 2021.

•

Great Panther ceased depositing tailings on the Topia Phase II TSF in March 2020 following a recommendation from the Company’s independent tailings management and geotechnical consultants. During the suspension of non-essential activities due to COVID-19, Great Panther continued monitoring the conditions on Phase II and installed additional geotechnical instrumentation. In addition, tests were carried out to determine the state of the tailings in Phase I. Extensive work has been carried out to identify and reduce the flow of water into the base of the TSF Phase I. Monitoring indicated that it was safe to return to stacking in Phase II, which was expected at that time to provide sufficient capacity until the end of 2022. Deposition at Phase II was restarted later in 2020 on the basis of continued positive results of monitoring and an interim stacking plan for Phase II received from a third-party consultant with strict control on sequence and compaction level. The Company also received the required closing permit for Phase III, which expires in 2023.

•

Great Panther also completed in March 2020 new Mineral Resource estimates for the GMC.

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•

Great Panther completed in May 2020 a bought deal financing for aggregate gross proceeds totaling $16.1 million, pursuant to which the Company issued 40,250,000 common shares at a price of $0.40 per share.

•

Great Panther announced new management and Board changes in April 2020, which included a new Chief Executive Officer, Rob Henderson, and three new directors including David Garofalo as Chair and Messrs. Alan Hair and Joseph Gallucci to the Board.

•

The Company’s Mexican mines were transitioned to care and maintenance for just over two months in April and May 2020 as a result of the Mexican Federal Government ordered suspension of mining and processing that allowed for the implementation of protocols to reduce the spread of COVID-19.

•

Great Panther reached an agreement with Nyrstar on June 27, 2020, to amend certain agreements in respect of the Company’s remediation obligations in connection with Great Panther’s 2017 acquisition of the Coricancha mine from Nyrstar. For more information, see Section 6A.1 of this AIF.

•

Great Panther published in September 2020 its inaugural Sustainability Report for the year ended December 31, 2019, highlighting the progress, initiatives and commitments in the areas of health, safety, environmental, social and governance management.

•

Great Panther voluntarily suspended operations at Topia in mid-November 2020 for a five-week period as a result of COVID-19.

•

Great Panther completed in November 2020 an update to the GMC Mineral Resource estimate increasing Measured and Indicated Resources by 17% and more than doubling Inferred Mineral Resources.

•

Great Panther completed in December 2020 an update to the Tucano Mineral Resource and Mineral Reserve estimate extending the LOM for an additional year.

2019

•

Overall metal production for 2019 was 147,000 Au eq oz, representing an increase of 182% over the prior year. The increase was due primarily to the acquisition of Tucano.

•

The Company reported in January 2019 an update to the Mineral Resource at Topia, which increased the Measured and Indicated Mineral Resources by 28% compared to the previous estimate reported in 2014.

•

On January 25, 2019, the Company provided an update to the Mineral Resource at the GMC, which reported an increase in Measured and Indicated Mineral Resources of 91%. During 2018, exploration at San Ignacio consisted of both surface and underground drilling totalling 7,085 m.

•

The Company completed the acquisition of Tucano on March 5, 2019. For further information, see Section 18.B.1.a of this AIF and Form 51-102F4 filed on SEDAR by the Company on May 17, 2019.

•

All holders of Beadell’s senior secured convertible debentures maturing on June 30, 2023, (the “Convertible Debentures”) accepted on April 3, 2019, the Company’s repurchase offer made under the terms of the indenture governing the Convertible Debentures upon a change of control. The repurchase was completed for an aggregate price of $10.5 million, plus accrued interest.

•

The Company announced the appointment on May 7, 2019, of Mr. Kevin Ross to its Board.

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•

The Company closed a bought deal financing on August 8, 2019, for aggregate gross proceeds of $17,250,000, pursuant to which the Company issued 23,000,000 common shares of the Company at the price of $0.75 per share.

•

The west wall of the UCS pit at Tucano underwent slope displacement on October 6, 2019, which required the pit to be closed to mining and significant effort and resources be made toward a remediation plan with the assistance of the independent consulting firm Knight Piésold. For a discussion of the status of mining of the UCS, the remediation work completed and the risks associated with the UCS, see Section 5.A.10.b and Section 8.B.1 under the heading “Mining and Mineral Exploration Have Substantial Operational Risks” of this AIF.

•

The Company announced on October 30, 2019, the departure of Mr. James Bannantine, President & CEO of the Company, and the assumption of Board Chair Jeffrey Mason of the additional role of Interim President & CEO until a permanent successor was in place in April 2020.

•

The Company announced on October 31, 2019, the appointment of Neil Hepworth, Chartered Engineer, UK, as COO.

•

The Company’s wholly owned subsidiary, MMR, entered into a $10 million concentrate prepayment agreement on December 31, 2019, with the IXM Group, a physical metals trader headquartered in Geneva, Switzerland, which agreement was concluded in December 2020.

•

Based upon recommendations from an independent consulting firm, three additional instrumentation stations in the footprint of the Topia TSF were put in place in 2019 for the purposes of continuous monitoring.

3.B.2Developments Subsequent to the Year Ended December 31, 2021

●	The Company announced on March 1, 2022 the results of the drill program completed in mid-November, 2021 after 5,219 metres of drilling focused on the Escondida, Wellington and Constancia veins. After a full evaluation of the drill results they will be incorporated into the mine development plan for Coricancha;
●	On February 28, 2022 the Company reported the filing of the “NI 43-101 Mineral Resource Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico, as of July 31, 2021”;
●	On February 11, 2022 the Company reported the filing of the “NI 43-101 Mineral Resource Technical Report on the Topia Mine, Durango State, Mexico, as of March 31, 2021”; and
●	On February 25, 2022 the Company reported that Rob Henderson resigned as CEO with immediate effect with Alan Hair was appointed Interim CEO in addition to Board Chair, with a transition plan to the appointment of a permanent CEO will be developed in due course.

3.C.	SIGNIFICANT ACQUISITIONS

The Company did not complete a significant acquisition in the year ended December 31, 2021, for which disclosure is required under Part 8 of NI 51-102.

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4.DESCRIPTION OF THE BUSINESS

4.A.	PRINCIPAL MARKETS

Great Panther produces gold doré at Tucano in Brazil. The gold doré is refined and sold directly to refiners or metal traders. The Company also continued to produce metallic concentrates containing silver, gold, lead and zinc at its Mexican operations. These concentrates are then sold to metal traders or directly to smelters and refiners that extract the metals from the concentrates (See Section 4.B of this AIF under the heading “Product Marketing, Sales and Distribution”). In 2021, gold accounted for 81% of the Company’s revenues, and silver accounted for 15%. The remaining 4% of the Company’s revenues are from the production of lead and zinc at Topia.

Gold and silver are precious metals traded as commodities primarily on the London Bullion Market Association (the “LBMA”) and Comex in New York (the “CME”). The LBMA is an international trade association, representing the London market for gold and silver bullion, which has a global client base. This includes the majority of the gold-holding central banks, private sector investors, mining companies, producers, refiners and fabricators. The ongoing work of the LBMA covers a number of areas, among them refining standards, trading documentation and the development of good trading practices. The maintenance of the “Good Delivery List”, including the accreditation of new refiners and the regular retesting of listed refiners, is the most important core activity of the LBMA.

The LBMA gold price auction takes place twice daily by ICE Benchmark Administration at 10:30 and 15:00 London time with the price set in US dollars per ounce. The price is displayed on the LBMA’S website with a 30-minute delay. The LBMA silver price auction is operated by CME and administered by Thomson Reuters. The price is set daily in US dollars per ounce at 12:00 noon London time and is displayed on the LBMA’s website with a 15-minute delay. Reference prices for both gold and silver are also available in British Pounds and in Euros.

The gold and silver business is cyclical as smelting and refining charges rise and fall depending upon the demand for, and supply of, gold bullion and silver-gold concentrates in the market. In addition, the market prices of gold and silver have historically fluctuated widely and are affected by numerous global factors beyond the control of the Company and the mining industry in general.

Gold demand comprises four primary categories: jewelry, investment, central banks and other financial institutions, and technology. Jewelry has always been a dominant source of demand for gold and accounts for approximately half of world gold demand. Investment in gold by institutional and private investors accounts for around one-third of global demand and is made up of direct ownership of bars and coins, or indirect ownership via Exchange-Traded Funds and similar products. Gold is also one of the few assets that is universally permitted by the investment guidelines of the world’s central banks due, in part, to the gold market being deep and liquid. Around 8% of the world demand for gold is for technical applications.

The electronics industry accounts for the majority of the demand in technical applications, where gold’s conductivity and resistance to corrosion make it the material of choice for manufacturers of high-specification components. In addition, the metal’s excellent biocompatibility means that it continues to be used in dentistry. Beyond electronics and dentistry, gold is used across a variety of high-technology industries, in complex and difficult environments, including the space industry and in fuel cells. Gold’s catalytic properties are also beginning to create demand both within the automotive sector, as the metal has now been proven to be a commercially viable alternative to other materials in catalytic converters, and within the chemical industry.

In 2021, total physical silver demand accounted for 896.1 million ounces per the Silver Institute, World Silver Survey 2021, and comprised the following end markets categories: industrial use (54%), coins and bars (22%), and silver jewelry (16%) and silverware (4%). Approximately 63% of the industrial use is for electrical and electronic components and 21% is accounted for by use in the manufacturing of photovoltaics (solar cells). Silver has many key, and in some cases unique, properties such as durability, malleability, ductility, reflectivity, electrical conductivity, and antibacterial

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properties, which makes it valuable in numerous industrial applications. The applications include circuit boards, electrical wiring, superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, solar panels, batteries, televisions, household appliances and automobiles. The unique properties of silver also make it difficult to substitute the element in its industrial applications.

4.B.	PRODUCT MARKETING, SALES AND DISTRIBUTION

4.B.1Overview

The principal customers for the Company’s gold and metallic concentrates are international traders, smelters and refineries in Europe, Mexico, and Asia. For the year ended December 31, 2021, six customers accounted for all of the Company’s revenues. Tucano produces gold doré and accounted for $141.6 million of revenue in 2021. Topia produces a lead concentrate and a zinc concentrate, and the GMC produces a silver-gold concentrate. Topia and the GMC generated revenues of $22.4 million and $21.7 million in 2021, net of smelting and refining charges.

There is a global market for refined gold and metallic concentrates and the Company continues to identify and evaluate new buyers for its refined gold and metallic concentrates through an active marketing process. Great Panther’s head office in Vancouver provides sales and marketing services to its mining operations in respect of the sale of refined gold and metallic concentrates produced by its operations. The Company’s gold is typically sold once it has been refined to LBMA Good Delivery form.

For the Company’s sale of refined gold, the delivery of gold doré is made via land and air to a single refinery and is then refined to LBMA Good Delivery form. Typically, the refinery then allocates the refined gold to the Company’s end customer. Under the Doré Agreement, Asahi has exclusive offtake rights for 100% of the gold produced from the Tucano mine. The price for the refined gold is based on the prevailing market price of gold at the time of trading, with the exception that a 0.5% discount is applied to gold sold under the Doré Agreement, which is recorded as financing cost and otherwise no adjustments to revenue are made subsequent to the initial recognition. For more information on the Doré Agreement, see Section 4.B.1.b of this AIF below.

For the Company’s sale of metallic concentrates, the smelters and international traders pay the Company for an agreed upon percentage of the contained gold and other metals contained in the Company’s concentrates, net of refining, smelting and other applicable charges. Revenues reported by the Company are net of these charges. The pricing for the contained metals in the concentrate is typically the average of all the daily quoted market prices within a specific month or other agreed period of time.

The delivery of metal concentrates is typically made by truck to customers’ warehouses. As concentrates can vary in terms of grade and quality from shipment to shipment, the sales are subject to a final settlement process to adjust for any variances. After the physical transfer of the metal concentrate, the Company has the right to request advance payments based on the provisional value of shipments calculated at spot prices for the contained metals. Such advances are typically 90% to 95% of the provisional value and are typically payable within 15 days from the date of the provisional invoice, depending on the specific contract. A final payment or adjustment is made on the date of final settlement, once all information regarding concentrate content is known, typically within five business days after the final weights, assays and prices are known and invoiced.

For the metallic concentrates, the sales and marketing generally involve an annual competitive tendering process and marketing and relationship development throughout the year. The tendering process culminates in the Company’s Mexican subsidiary entering into contracts with metal traders or smelting and refining companies for generally a one-year term. The tendering process enables the Company to review and renegotiate the terms of its contracts annually to ensure that it receives the most competitive pricing and terms possible. In 2019, the Company entered into a two-year agreement with an international trader for 100% of concentrate production from the GMC. In 2021, the Company

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entered into the Concentrate Agreement with Samsung for 100% of the lead concentrate production, and another agreement with an international trader for 100% of the zinc concentrate production, each from the Topia mine.

4.B.2Gold Doré Prepayment Agreement and Lead Concentrate Prepayment Agreement

On September 21, 2021, the Company announced that it has entered into the Doré Agreement with Asahi, as well as the Concentrate Agreement with Samsung.

Under the Doré Agreement, Asahi has agreed to advance a $20.0 million prepayment (the “Asahi Advance”) to Great Panther in consideration for the equivalent value in gold (“the Prepaid Doré”), to be delivered over a 12-month period in installments of equal value commencing in April 2022. The Prepaid Doré will be sold at a 0.5% discount to the spot price of gold at the time of delivery and will be used to offset repayments of the Asahi Advance. The discount is recorded in financing costs together with interest at an annual rate of 1-month USD LIBOR plus 4.75% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary, Mina Tucano, which owns Tucano. Great Panther has a full option for early repayment of the Asahi Advance, subject to a 3% penalty applied to the outstanding balance at the time of repayment. The Doré Agreement also provides exclusivity on refining and gold sales for 100% of the remaining production of Tucano during the term of the agreement.

Under the Concentrate Agreement, Samsung agreed to advance a $5.0 million prepayment (the “Samsung Advance”) to Great Panther’s Mexican subsidiary, Minera Mexicana El Rosario S.A. de C.V. (“MMR”) in consideration for exclusive offtake of the lead concentrate production from Topia up to a maximum contract quantity of 5,400 DMT representing approximately 21 months of production from the mine. The Concentrate Agreement also gives Samsung a right of first offer on an additional 12 months of concentrate. The Samsung Advance is repayable in twelve equal monthly instalments commencing in April 2022. The Samsung Advance bears interest at an annual rate of 3-month USD LIBOR plus 6.5% and will be secured by a pledge of all equity interests in MMR. MMR has a full option for early repayment of the Samsung Advance, subject to a 3% penalty applied to the outstanding balance. The remaining balance of $3.2 million on the Company’s then existing gold doré agreement with Samsung was repaid in full and cancelled and the pledge of shares to Samsung of the Company’s shares in Mina Tucano was released. Samsung’s right of offer for concentrates produced from the Company’s Coricancha Mine project in certain circumstances remains in effect. On November 2, 2021, the Company completed the conditions precedent for funding under the Samsung Advance and funds were received.

Revenue Figures

	Year ended December 31, 2021				Year ended December 31, 2020
(in thousands)	Tucano	GMC	Topia	Total	Tucano	GMC	Topia	Total
Gold revenue	$141,333	$11,578	$1,470	$154,381	$223,272	$11,889	$1,137	$236,298
Silver revenue	295	11,591	16,381	28,267	487	10,816	12,036	23,339
Lead revenue	—	—	2,712	2,712	—	—	2,146	2,146
Zinc revenue	—	—	4,176	4,176	—	—	3,088	3,088
Ore processing revenue	—	—	—	—	—	—	34	34
Smelting and refining charges	(46)	(1,482)	(2,330)	(3,858)	(69)	(1,486)	(2,545)	(4,100)
Total revenue	$141,582	$21,687	$22,409	$185,678	$223,690	$21,219	$15,896	$260,805

4.C.	SEASONALITY

The Company’s Tucano operation is subject to seasonal fluctuations as a result of weather conditions. Specifically, Tucano’s production is typically stronger in the second half of a calendar year (normally August until January) as the dry season enables higher rates of mining productivity and the mine plan is characterized by lower strip ratios and access to

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higher grades in the open pits. Accordingly, Tucano typically has more favourable operating results in the second half of the year. The climate in Mexico allows exploration, mining and milling operations to be carried out year-round. Therefore, revenue and cost of sales generally do not exhibit variations due to seasonality. The exceptions are periods of excessive drought, which may limit or defer processing of mineralized material and/or concentrate. The dry season in Mexico generally extends from October through April. The Company has not experienced a suspension of mining and processing activities due to drought in any of the last three fiscal years.

The climate in Peru at the location of Coricancha, which is currently on care and maintenance, also allows mining activities to be carried out year-round. There is a rainy season from January to March that has in the past caused flooding and disruptions to operations in the area where Coricancha is located.

4.D.	SPECIALIZED SKILL AND KNOWLEDGE

The Company’s business requires specialized skills and knowledge in the areas of geology, mining, metallurgy, social and environmental studies, permitting, claim management and finance. The Company has a number of employees with extensive experience in mining, engineering, finance, geology, exploration and development, including but not limited to, Mr. Alan Hair, Chair and Interim Chief Executive Officer and non-independent director; Sandra Daycock, Chief Financial Officer; Fernando A. Cornejo, Chief Operating Officer; and Nicholas Winer, Vice President, Exploration.

4.E.	COMPETITIVE CONDITIONS

The Company’s business is to mine and process mineralized material and sell gold doré and precious and base metals concentrates. Prices for its products are determined by world markets over which it has no influence or control. The Company also competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

4.F.	DOING BUSINESS IN BRAZIL, MEXICO AND PERU

4.F.1Mining in Brazil

Brazil is a jurisdiction with a long history of mining. In Brazil, the National Mining Agency (“ANM”) is the federal agency entitled to regulate mining activities in Brazil. ANM was created in 2017, through Law No. 13.575/2017, replacing the National Department of Mines (“DNPM”), and regulates the conduct of exploration, development and mining operations.

Mining operations in Brazil are regulated primarily by Decree No. 227 of February 28, 1967, the Brazilian Mining Code enacted by Decree No. 62,934 of July 2, 1968, and certain rulings, such as the Consolidation of DNPM Regulations issued by DNPM Ruling No. 155 on May 17, 2016, and more recently federal laws No. 13.540/2017 and No. 13.575/2017 and, more recently, Decree No. 9,406 of June 12, 2018, which updated DNPM Ruling 155/2016 and established the new regulation of the Brazilian Mining Code.

The ANM requires certain fee payments for exploration licenses (known as the Annual Fee per Hectare), certain royalty payments to the federal government for the mining concessions (known as Financial Compensation for the Exploitation of Mineral Resources - “CFEM”) and for royalty payments to be made to the landowner if the surface rights are not held by the holder of the mineral rights. Mining activities are subject to a statutory royalty, CFEM, on the revenue arising from the sale of mineral product. Federal Law No. 13,540/2017 increased the CFEM rate for gold from 1.0% to 1.5% on the gross revenue.

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On November 8, 2021, the Company received a letter from SEMA that confirmed that the Company’s renewal request complied with the above-mentioned laws and officially extended the permit from November 9, 2021 until final examination of the renewal application is complete.The renewal request remains under review by SEMA.

In Brazil, failure to demonstrate the existence of technical and economically viable mineral deposits covered by an exploration license within the validity of such license may lead to the license being required to be returned to the federal government. The federal government may then grant the exploration license to other parties that may conduct other mineral prospecting activities at said area. Nonetheless, mining activities are also subject to state and municipal laws, particularly on taxes and the environment.

Exploration activities are authorized by Exploration Licenses granted by the ANM. In general, such licenses are valid for a three-year period. Licenses are usually renewable upon request for an additional three years, at ANM’s discretion. Exploitation activities are authorized by Mining Concessions, granted by the Ministry of Mines and Energy. Mining Concessions have no expiration date, being valid until the depletion of the mineral deposit.

The Brazilian state and federal governments from time to time implements changes to tax laws and regulations. Any such changes, as well as changes in the interpretation of such laws and regulations, may result in increases to the Company’s overall tax burden, which would negatively affect its profitability. The Brazilian federal government has frequently implemented multiple changes to tax regimes. Potential changes include (among others) modifications to prevailing tax rates and the enactment of taxes, which may be temporary, the proceeds of which are earmarked for designated governmental purposes. Some of these changes may result in increasing the Company’s tax burden, which could materially adversely affect profitability and increase the prices of products and services, restrict its ability to do business in existing and target markets and cause its financial results to suffer. Moreover, some tax laws may be subject to controversial interpretation by tax authorities, including, but not limited to, the regulation applicable to corporate restructurings.

For a discussion of risks associated with the regulatory framework that Company is subject to, see Section 8 of this AIF under the heading “Risk Factors – Political Risks and Government Regulations”.

4.F.2Mining in Mexico

The mining industry in Mexico is controlled by the Secretaría de Economía – Dirección General de Minas, which is located in, and administered from, Mexico City. Mining concessions in Mexico may only be obtained by Mexican nationals or Mexican companies incorporated under Mexican laws. The construction of processing plants requires further governmental approval.

In Mexico, surface land rights are distinct from the mining concessions.

The holder of a mining concession is granted the exclusive right to explore and develop a designated area. Mining concessions are granted for 50 years from the date of their registration with the Public Registry of Mining to the concession holder as a matter of law, if all regulations have been complied with. During the final five years of this period, the concession holder may apply for one additional 50-year period, which is automatically granted provided all other concession terms have been complied with. Mining rights in Mexico can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Registry of Mining.

In accordance with the Federal Duties Law, the holder of a mining concession is obligated to pay biannual duties in January and July of each year based upon the number of hectares covered by the concession area.

Concessionaires must perform work each year that must begin within 90 days of the concession being granted. Concessionaires must file proof of the work performed each May. Non-compliance with these requirements is cause for

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cancellation only after the Secretariat of Economy of Mexico communicates in writing to the concessionaire of any such default, granting the concessionaire a specified time frame in which to remedy the default.

If a concession holder does not carry out exploration and exploitation activities for two continuous years within the first 11 years of its concession title, it will be required to pay an additional charge equal to 50% of the two-year concession duty. The concession duty increases to 100% for continued inactivity after the 12th year. Payment of the additional concession duty is due 30 days after the end of the two-year period.

In Mexico, there are no limitations on the total amount of mining concessions or on the amount of land that may be held by an individual or a company. Excessive accumulation of concessions is regulated indirectly through the duties levied on the property and the production and exploration requirements as outlined above.

Mexican mining law requires the payment of a discovery premium related to National Mineral Reserves, Concessions in Marine Zones, and Allotments to the Council of Mineral Resources.

Environmental protection regulations in Mexico require permits for mine operations and exploration, for operating a processing plant, for the discharge and/or deposition, and for changes to grandfathered projects. There are four government departments that deal with and regulate such affairs.

Mining companies are subject to a special mining duty of 7.5% on profits derived from the sale of minerals, and an extraordinary mining duty of 0.5% on the gross value of sales of gold, silver and platinum.

On January 13, 2021, a bill was proposed to replace the ordinary mining duty (surface fee up-to MXN$165 per hectare of the concession) with a royalty payment of 5% or 8% of the gross sales of minerals (8% in the case of gold, silver and copper). This would have been in addition to the special mining duty and extraordinary mining duty currently applicable. However, the bill was not approved except for some minor adjustments to the calculation of the duty to reflect inflation. However, as part of the 2021 tax reform, the right to credit the ordinary mining duty payments against the special mining duty payments was eliminated for 2022 onward and reduced to 50% for 2021. This is expected to result in an increase in the tax burden for Mexican operations since 73% of the special mining duty collected from all mining companies was paid through such credit mechanism.

For a further discussion of risks associated with the regulatory framework that Company is subject to, see Section 8.A.7 of this AIF under the heading “Political Risk and Government Regulations”.

4.F.3Mining in Peru

In Peru, the General Mining Law allows mining companies to obtain clear and secure title to mining concessions. Surface land rights are distinct from mining concessions. The government retains ownership of all subsurface land and Mineral Resources, but the titleholder of the concessions retains ownership of extracted Mineral Resources. Peruvian law requires that all operators of mines in Peru have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes. Mining concessions allow for both exploration and for exploitation.

Mining rights in Peru can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Mining Register. The sale of mineral products is also unrestricted, so there is no obligation to satisfy the internal market before exporting products.

Peru enacted environmental laws whereby the MEM and the Environmental Ministry have issued regulations mandating environmental standards for the mining industry. Under these standards, new mining development and production requires mining companies to file and obtain approval for an Environmental Impact Assessment, which incorporates technical, environmental and social matters, before being authorized to commence operations.

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OEFA is the government agency that monitors environmental compliance. OEFA has the authority to carry out audits and levy fines on companies if they fail to comply with prescribed environmental standards and permits. OSINERGMIN is the government agency in charge of supervising the compliance of safety and technical regulations. In a similar way to OEFA, the OSINERGMIN may impose fines and sanctions in case such regulations are not complied with.

In addition, there is regulation for obtaining permits for the use and acquisition of explosives for civilian use, through SUCAMEC, the National Superintendency of Control of Security Services, Weapons, Ammunition, and Explosives for Civilian Use authority, a specialized technical institution attached to the Ministry of the Interior.

The following permits are generally needed for a project: Certificate for the Inexistence of Archaeological Remains Environmental Impact Assessment; Mine Closure Plan; Establishment of a Financial Guarantee for Closure; Beneficiation Concession; Mining Transportation Concession; Permanent Power Concession; Water Usage and Discharge Permits; Easements and Rights-of-way; District and Provincial Municipality Licenses and Construction and Operation Permits within its jurisdiction.

Companies incorporated in Peru are subject to income tax on their worldwide taxable income, while foreign companies that are located in Peru and non-resident entities are taxed on income from Peruvian sources only. The corporate income tax is 29.5%, in addition 8% of profit sharing to employees. In general terms, mining companies in Peru are subject to the general corporate income tax regime. If the taxpayer has elected to sign a Stability Agreement, an additional 2% premium is applied on the regular corporate income tax rate. The Company has not signed a Stability Agreement. Also, 50% of income tax paid by a mine to the Central Government is remitted as “Canon” by the Central Government back to the regional and local authorities of the area where the mine is located.

In Peru, a dividend tax rate of 5% is imposed on distributions of profits to non-residents and domiciled individuals by resident companies and by branches, permanent establishments and agencies of foreign companies.

Peru has a royalty referred to as the Modified Mining Royalty (“Peruvian Royalty”) that applies to operating income at marginal rates ranging from 1% to 12%, which is payable quarterly. Operating income is defined as revenues from the sale of Mineral Resources, less cost of goods sold, less operating expenses, based on Peruvian statutory reporting regulations, with minor adjustments for interest and exploration expenditures.

Under the Peruvian Royalty regime, an “operating income” to “mining operating revenue” measure (operating profit margin) is calculated each quarter and the royalty rate increases with the increase in operating margin. Although the Peruvian Royalty is based on operating income, a company must pay at least 1% of sales, regardless of its profitability.

In addition, a Special Mining Tax (“SMT”) is a tax imposed in parallel with the Peruvian Royalty. The SMT is applied on operating mining income based on a progressive scale, with marginal rates ranging from 2% to 8.4%. The SMT is also payable on a quarterly basis.

On August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates changes to the mine closure financial assurance requirement applicable to all mining companies in Peru. Whereas previously, companies were required to provide financial assurance to cover “Final” and “Post-Closure” stages of the Mine Closure Plan, under the amended law the financial assurance requirement is inclusive of “Progressive Closure” costs (i.e., closure activities during the operation of the mine) for the main components of the mine. In January 2022, the draft regulations were published for comment that outlined more details on the timing for receipt of the Progressive Closure bonds and allowed for a comment period from the mining industry. The Petroleum and Energy Society prepared a consolidated response to the regulations. Until the publication of the new regulations, the Company cannot estimate with certainty the amount or timing of incremental financial assurance requirements for Coricancha or the impact of such requirements on the Company’s liquidity.

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For a discussion of risks associated with the regulatory framework that Company is subject to, see Section 8 of this AIF under the heading “Risk Factors – Political Risk and Government Regulations”.

4.G.	ENVIRONMENTAL PROTECTION

The Company has taken a proactive approach to managing environmental risk. In Mexico, it is participating in a voluntary environmental audit of its GMC and Topia operations. The outcomes of these audits are multi-year environmental programs, working in cooperation with PROFEPA to ensure compliance with regulations governing the protection of the environment in Mexico.

In Brazil, all licenses required by various government agencies covering the operation of Tucano and its mill and processing plant have been obtained or applications for renewals have been filed and expected in the ordinary course of business. Complete environmental studies, permitting and social or community impact, were carried out by a third-party consultant in 2011 for the Operating License issued by the State Secretariat of Environment in Amapá, SEMA, to operate a SAG7 mill/CIL processing plant. The Company will be required to obtain further approvals with respect to construction of certain of its additional TSFs. For a discussion of these additional TSFs, see Section 5.A.12 of this AIF under the heading “Infrastructure, Permitting and Compliance Activities”.

Groundwater and surface water monitoring is performed through field checking of daily monitoring activities and collection of samples for chemical analysis at Tucano’s facilities. There are also monthly, quarterly, and half-yearly sample collections as required by environmental agencies, which are required to be sent to a certified external laboratory.

In Peru, the Company is required to remediate certain legacy tailings facilities at Coricancha under a remediation plan approved by the MEM, the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar for the reimbursement of the cost of reclamation or remediation activities associated with the legacy tailings facilities up to a maximum of $20 million. The Company is seeking approval of a modification to a remediation plan from the MEM to remediate the tailings in situ in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has stopped reclamation activity, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

In August 2018, to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities and to request the MEM issue a decision of the proposed modification to the remediation plan for legacy tailings, the Company initiated a constitutional case and was successfully awarded an injunction to prevent fines and penalties until MEM issues its decision. The constitutional case sought Peruvian Judiciary orders that: (i) the MEM issue a decision on the Company´s proposed modified Coricancha Mine Closure Plan; and (ii) the OEFA and OSINERGMIN refrain from requesting the Company to move the Cancha 1 and 2 tailings while the MEM issues its decision.

In January 2021, the Peruvian Judiciary dismissed the Company’s constitutional lawsuit in connection to OEFA and OSINERGMIN and on June 10, 2021, the injunction obtained by the Company regarding this constitutional case was cancelled, which exposes the Company to potential fines, penalties, regulatory action or charges from government authorities. As a result of the exposure to fines, the Company has been running a dual strategy to continue to push for amendment of the Closure Plan and in parallel, to review the current stability of the Cancha 1 and 2 tailings. The Company has engaged a consultant to complete the engineering work and develop an engineered tailings removal operating plan and closure plan for Canchas 1 and 2. The Company is also continuing to engage with the MEM to reach a conclusion regarding the Modified Mine Closure Plan. However, given the unsettled political environment in Peru including multiple changes in leadership at the MEM, there can be no assurance that a resolution can be found in a timely manner.

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In addition to the Coricancha legacy tailings, material removal from old waste dumps is required by OSINERGMIN. In 2020, the waste that showed favourable economics was processed in the Coricancha process plant. Approximately 150,000 tons of waste remains to be moved to a purpose-built waste dump at Huamuyo Alto.

As at December 31, 2021, the Company has a provision of $70.9 million on its Statement of Financial Position for the estimated present cost of reclamation and remediation expenditures associated with the future closure of its mineral properties and plant and equipment at the GMC, Topia, Tucano and Coricancha. The estimated expenditures are to commence near the end of each mine’s useful life except as may be required by applicable law. For a discussion of risks associated with the estimate of reclamation liabilities, see Section 8.D. of the AIF under the heading “Substantial Decommissioning and Reclamation Costs”.

For additional discussion of environmental considerations, please refer to sections entitled “Infrastructure, Permitting and Compliance” in Sections 5 and 6 of this AIF.

4.H.	EMPLOYEES

The following table sets out the Company’s employees at December 31, 2021, 2020 and 2019, by country.

Country	2021	2020	2019
Canada	21	23	21
Brazil	505	441	424
Mexico [1]	514	277	270
Peru	54	46	105
Other	—	—	1
TOTAL	1,094	787	821

Note:

1.	As a result of the Mexico labour reform legislation enacted in 2021, MMR the Company’s subsidiary in Mexico is not permitted to hire contractors for core services and certain services previously performed by contractors were replaced with employees.
4.I.	COMMUNITY ENGAGEMENT AND SUSTAINABLE DEVELOPMENT

4.I.1Overview

Great Panther is committed to responsible mining and believes that sharing the value created by the Company’s activities contributes to its host communities’ social and economic development.

The Company’s sustainable development approach is planned to ensure that programs are designed as catalysts for mutual and lasting socio-economic benefits. These initiatives are based on active collaboration with host communities and aim to contribute to healthy and sustainable societies. Great Panther believes that two-way engagement builds trust and fosters genuine partnerships with local stakeholders. Consequently, it relies on respectful, open and frequent communication with the members of its neighbouring communities.

Stakeholder engagement and social investment programs implemented by the Company in Brazil, Mexico and Peru also include partnerships with local governments and civil society organizations and are focused on three main areas: socio-economic development, public health and safety, and natural and cultural heritage. As described in its Social Investment Policy, the Company prioritizes social investment initiatives that contribute to improving the quality of life of the communities surrounding its operations and that continue to make positive impacts beyond its participation.

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Great Panther’s community relations teams implement comprehensive stakeholder engagement initiatives with the local communities to create and maintain mutually beneficial relationships by understanding the positive influence that mines and projects can have on regional development.

Specifically, at Tucano, as part of its operating license requirements, the Company annually contributes capital to the Social and Environmental Compensation Funds of the local municipalities of Pedra Branca and Serra do Navio in the state of Amapá. An elected council with representatives of the communities, City Hall, City Council and the Company reviews and analyzes the community development to be executed under this agreement in their respective municipalities.

4.I.2Sustainability Reporting

In 2021, Great Panther published its “Mining for Good” Sustainability Report, which was prepared following the Global Reporting Initiative (“GRI”) Standards and the GRI Mining & Metals Sector Disclosures. The Sustainability Report outlines the Company’s sustainability approach across various topics deemed material by its stakeholder groups and summarizes sustainability performance in 2020. The Sustainability Report also underscores Great Panther’s ongoing commitment to transparency with all stakeholders and is available for viewing on the Company’s website (www.greatpanther.com/sustainability). The Sustainability Report does not form part of this AIF.

4.J.	HEALTH AND SAFETY

4.J.1Overview

Health and Safety is an issue that affects workers around the globe. Health and Safety risks are inherent to all mining operations and the mining industry has developed best practices at international and national levels. Great Panther believes that all injuries and occupational diseases can be prevented and recognizes that everyone is entitled to work in a safe and healthy workplace. Potential safety hazards at mines include working near heavy equipment and working near rock faces either on surface or underground. Health and Safety also includes the prevention of occupational diseases or injury resulting from exposure to harmful elements such as noise and dust. With the commitment to ensuring that employees and contractors can perform their work safely, the Company’s vision is that every person goes home safely every day.

4.J.2Safety Management and Training

All sites are responsible for producing a Safety Management Plan. This plan establishes clear accountability for safety and health performance, details the controls and practices for minimizing hazards, and ensures effective safety systems audits. There is also a requirement for regular reviews and updates of these plans, informed by employee feedback.

The Company invests significantly in onsite training at its mines to comply with national safety regulations and in response to employee consultations, which helps to identify specific issues that require further attention.

The Company’s ‘safety culture,’ is based on three key pillars: The “Beyond Zero” vision, the Company’s safety management plans, and global safety events such as the Safety Olympics and the Kenneth W. Major Safety Award.

Safety is behavioral and therefore, training is focused on changing behaviors through risk assessment at the workplace using the POPA (Pause, Observe, Plan and Act) tool, as well as safety interactions and safety talks in all regions.

In alignment with a Health and Safety Declaration developed for each of the mine sites, the Company monitors types and rates of injury to understand if its efforts effectively increase safety in the workforce.

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These indicators are:

●	Incident rate – number of accidents/person-hours worked x 200,000 worked hours
●	Severity rate – number of lost days/person-hours worked x 200,000 worked hours
●	Occupational illness – number of people that were officially recognized by local health authorities with an occupational illness
●	Fatalities

4.J.3Monitoring and Addressing Safety Risks

A good safety culture includes a process of constant improvement by which risks are continuously identified and responsibly managed. Complying with, and going beyond, safety regulations is essential for the Company’s business. Great Panther’s mine sites work closely with Ministries of Labour in all countries where it operates and carries out audits to identify risks and prevent accidents. The Company also conducts detailed risk analyses to identify the risks and hazards associated with all routine and specialized tasks. During this process, probability and severity of an injury are evaluated. This process results in a recommendation of the type of equipment for female and male workers that must be used and other measures to mitigate risks. Risk analyses are updated every one to two years or whenever a new task or change in the environment warrants it.

The Company also engages third parties to carry out specific work environment studies (noise, dust, vibration, temperature and lighting). The outcomes of these studies determine whether or not the current exposure is within the permissible limit of the norm.

The Company has introduced global safety initiatives to foster safety awareness and recognize safety champions within its operations, including a Safety Olympics and the Kenneth W. Major Safety Award.

On February 22, 2018, Great Panther regretfully announced the passing away of Mr. Kenneth W. Major, who had served as Director of the Company since March 2011, including distinguished service as Chair of the then Safety, Health and Environment Committee, in addition to service on other committees of the Board. In Mr. Major’s honour, the Company established the Kenneth W. Major Award for Safety Excellence to annually recognize Great Panther employees and contractors who exemplify Mr. Major’s value of safety in the workplace. Since its introduction, the Kenneth W. Major Award for Safety Excellence has been awarded to 23 individuals.

The Safety Olympics originally started in Brazil during 2020 with excellent results. In 2021, the initiative was extrapolated to all operations and projects within Great Panther. The objective of the Safety Olympics is to promote the use of safety tools, encourage safety communication and reporting as well as focus the workforce on risk assessment to address unsafe acts and conditions.

4.J.4Emergency Preparedness

Great Panther has a corporate crisis plan and emergency response plans for different situations or contingencies at each operation that are reviewed and updated throughout the year. The emergency response plans focus on protecting its people, the environment and the Company’s assets. During the year, Great Panther mine sites conduct emergency preparedness activities to test and refine procedures for a variety of incidents, from landslides to chemical spills. These activities include evacuation drills, emergency simulations, first aid and search and rescue training by the Company’s emergency brigades.

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4.J.5COVID-19

Great Panther is closely monitoring the effects of the spread of COVID-19 with a focus on the jurisdictions in which the Company operates and its head office location in Canada. The rapid worldwide spread of COVID-19 has resulted in governments implementing restrictive measures to curb the spread of the virus. During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and assess and mitigate the risks to the Company’s business continuity.

In response to the increased rate of spread of COVID-19, including the high incidence of infection in areas where the Company operates, Great Panther has developed and implemented COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the governments and regulatory agencies of each country in which it operates to ensure a safe work environment. The Company is focused on maintaining top-of-mind awareness about prevention practices within the organization and the communities that surround its operations. Vaccination programs are advancing and vigilance is of the utmost importance to support health authorities during this time. There is no assurance that the Company’s plans and protocols will effectively stop the spread of the COVID-19 virus. The Company may experience an increase in COVID-19 infection amongst its employees and contractors even with enhanced safety protocols and safeguards.

The Company has prepared contingency plans if there is a full or partial shutdown at any of its operations and is prepared to act quickly to implement them. If authorities seek to restrict mining activities to mitigate the spread of COVID-19 or if the Company faces workforce shortages due to the spread, the Company will endeavour to do so to satisfy authorities and address workforce availability without executing a complete shutdown. The Company cannot provide assurance that there will not be interruptions to its operations in the future.

The Company has experienced workforce shortages, including a reduction in the availability of supervisory staff at its operations as a result of COVID-19, particularly in its Mexican operations. The Company has also experienced delays in the permitting process associated with its operations and exploration and development work programs.

For more information about COVID-19 and the effects on the Company’s business, see Section 8 of this AIF under the heading “Risk Factors – COVID-19 and Other Pandemics”.

5.	MINING PROPERTIES

The Company has three wholly owned mining operations, including the Tucano gold mine, which produces gold doré and is located in Amapá State in northern Brazil, the Topia mine in the state of Durango, Mexico, which produces concentrates containing silver, gold, lead and zinc, and the GMC in the state of Guanajuato, Mexico. The GMC comprises Guanajuato, San Ignacio and the Cata processing plant, which produces silver and gold concentrates. Guanjuato and the Cata processing plant were placed on care and maintenance effective November 30, 2021, and San Ignacio was placed on care and maintenance in January 2022.

Great Panther also owns the Coricancha which is located in the central Andes of Peru, approximately 90 km east of Lima. Coricancha has been on care and maintenance since August 2013 and the Company is evaluating options for the property.

Great Panther also owns several exploration properties, which include El Horcón, Santa Rosa and Plomo in Mexico. The El Horcón property is located 100 km by road northwest of Guanajuato, Santa Rosa is located 15 km northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico.

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5.A.	TUCANO

The scientific and technical information on Tucano in this Section 5.A of the AIF is based on the Tucano Technical Report described in Section 1.E of the AIF. The conclusions, projections and estimates as well as certain other information included in this Section of the AIF are presented in summary form and subject to the qualifications, assumptions and exclusions set out in the Tucano Technical Report. Readers are recommended to read the Tucano Technical Report in its entirety to fully understand the project. The Tucano Technical Report is available on SEDAR (sedar.com) or on EDGAR (sec.gov).

5.A.1Overview

Great Panther owns a 100% interest in Tucano through its wholly owned subsidiary, Mina Tucano. Tucano consists of open pits that deliver ore to a 3.6 million tonnes per annum processing plant located at Tucano and has exploration licenses and mining concessions spread across approximately 2,000 km2. In 2021, Tucano produced 79,348 gold ounces.

5.A.2Project Description, Location and Access

5.A.2.aProperty Description

The property comprises 39 mineral rights, concessions and leases, totalling 197,283 ha. Great Panther, through its wholly owned Brazilian subsidiaries, has 100% ownership of all tenements except for one tenement that is not part of the key tenement package, of which it holds a 49% interest. References to the “property” in this Section 5.A are to Tucano.

Exploitation activities are authorized by Mining Concessions, granted by the Ministry of Mines and Energy. Mining Concessions have no expiration date, being valid until the depletion of mineral deposit. The Tucano Mining Concession (851.676/1992) and Exploitation Application (850.865/1987) are centered within an approximately 140,000 ha block of key, contiguous exploration tenements held by Great Panther. These tenements cover a large part of the approximately 90 km strike of prospective Paleoproterozoic greenstone terrain.

Tucano also has a Mining Lease (858.079/2014) within Mining Concessions awarded to DEV Mineração SA. These mineral rights were previously held by Zamin Amapá Mineração S.A. that in 2017 entered into receivership. The Concessions are for iron ore and border to the southeast the Tucano Mining License. Tucano is awaiting clarification with DEV of its rights under a private agreement that permits the exploration of gold by Tucano within the DEV mineral rights.

On November 8, 2021, the Company received a letter from SEMA that confirmed that the Company’s renewal request complied with the above-mentioned laws and officially extended the permit from November 9, 2021 until final examination of the renewal application is complete.

The balance of Tucano mineral rights are Exploration Licenses granted by the ANM that authorize exploration activities and have varying degrees of exploration work associated with them. In general, such licenses are valid for a three-year period. Licenses are usually renewable upon request for an additional three years, at ANM’s discretion, and if justified by a partial exploration report. At the end of the second phase of exploration, a final exploration report must be submitted.

5.A.2.bSurface Rights

The surface rights for the Mining Concession and four other mineral rights concessions in the mining area have also been secured by agreement. These surface rights agreements are sufficient to cover the existing mining operations at Tucano.

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5.A.2.cLocation and Access

Tucano is located in Amapá State, Brazil, at latitude 0.85°N and longitude 52.90°W. The mine is approximately 200 km from Macapá, the state capital, and is accessible by the Brazilian federal highway BR-210 or by chartered aircraft. The access comprises:

●	Sealed road for approximately 100 km, from the city of Macapá to Porto Grande.
●	Unsealed road from Porto Grande to Pedra Branca do Amapari, approximately 75 km.
●	Unsealed road from Pedra Branca do Amapari to the site, approximately 17 km.

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5.A.2.dRoyalties

Tucano is subject to both federal and state royalties and other royalty agreements in relation to mineral product sales. In summary these are:

●	the Compensation for Exploitation of Mineral Resources (“CFEM”);
●	the Control, Monitoring and Supervision of Research Activities, Mining, Exploration and Exploitation of Mineral Resources Fee (“TFRM”);
●	the Social and Community Development Funds; and
●	a Commodities Royalty.

The CFEM is a federal royalty and is calculated over the amount of gross revenue obtained in the sale of mineral products. In respect to gold sales, Great Panther is liable to pay a royalty of 1.5% on gross revenue from production at Tucano.

The TFRM is a royalty levied by Amapá State. The TFRM is currently calculated based on the grams of gold produced multiplied by the state index rate of Brazilian real BRL 3.2437 which is then multiplied by a factor of 0.25. In prior years, the factor has ranged from 0.4 in 2017 to 0.1 in 2018 and 2019, respectively.

The Social and Community Development funds have resulted from various agreements with Amapá State and the municipalities of Pedra Branca do Amapari and Serra do Navio, which are located near Tucano. Under the terms of the agreements, Great Panther will pay a maximum 1% royalty of the gross proceeds from gold sales from Tucano to support the socio-economic and community development of the municipalities of Pedra Branca do Amapari and Serra do Navio.

The Commodities Royalty is payable to the previous holders of 13 tenements acquired by Great Panther. These are tenements currently not being mined by Great Panther. The Commodities Royalty is levied at 0.75% of commodity sales revenue arising from those 13 tenements less transport and insurance expenses and royalties payable. Mr. Winer, Vice President Exploration of Great Panther is a former partner of Mineração Vale dos Reis and accordingly, if a Commodities Royalty becomes payable, Mr. Winer would be a recipient.

5.A.3History

Anglo American Plc discovered a mineralized shear zone in 1994, undertook extensive exploration between 1995 and 2002, and through AngloGold, completed a feasibility study of the oxide Mineral Resources in October 2002.

In May 2003, Tucano was acquired by EBX Gold Ltd. (“EBX”). EBX carried out a feasibility study for the oxide mineral resources and a pre-feasibility study for mining the sulphide mineralization.

In January 2004, Tucano was acquired by Wheaton River Minerals Ltd. (which later merged with Goldcorp Inc. (“Goldcorp”) in 2005). Mine construction began in July 2004, with the first gold poured in late 2005. Goldcorp sold Tucano to Peak Gold Limited (“Peak Gold”) in April 2007. Peak Gold later merged with Metallica Resources Inc. and New Gold Inc. in June 2008.

The operation did not reach the predicted gold production due to issues related to the clayey nature of the saprolite mineralization. In response, metallurgical test work was conducted during 2007 to investigate the potential improvements of installing a wash-plant to remove fines and clays to improve heap percolation. Given that the results from the test work were inconclusive, and considering the relative amount of oxide resource available, the plans for an

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integrated wash-plant and oxide and sulphide milling circuit were put aside in favour of a milling and CIL circuit to treat predominantly sulphide and remnant oxide material.

Until the closure of Tucano in 2009, mining operations extracted 8.8 Mt of ore from four areas, TAP AB (pits 1, 2, and 3), TAP C, TAP D and Urucum. Total gold production from the heap leach operations was approximately 316,000 ounces of gold.

In 2010, Beadell, through Mina Tucano (then known as Beadell Brazil Ltda), a wholly owned subsidiary, acquired Tucano and commenced construction of a CIL plant to augment the existing process infrastructure. Mining and stockpiling of ore commenced in 2011 and the CIL plant was commissioned in November 2012. Beadell upgraded the plant from 2018 to 2019 including a ball mill, pre-leach thickener, leach tank and oxygen plant.

Great Panther acquired Tucano in March 2019 and holds a 100% interest.

5.A.4Geological Setting, Mineralization and Deposit Types

The South American Precambrian Shield comprises approximately 50% of the bedrock in Brazil and consists of major Proterozoic deformation zones surrounding cratonic nuclei of Archean age. The three principal cratons are the Guyana Craton in the north, the Amazon (or Guapore) craton immediately south of the Amazon River, and the São Francisco Craton situated between the Amazon Craton and the coast. The cratons are mostly a granite gneiss complex including some highly metamorphosed supracrustal belts, of which greenstone belts represent a small portion. Remoteness and lack of outcrops due to deep weathering prevent detailed stratigraphic and structural mapping across most of the greenstone belts. However, stratigraphic and structural elements typical for greenstone belts worldwide are well recognized in most South American examples.

The mineralization at Tucano occurs in a series of deposits over a 7 km strike length associated with a north-south trending shear zone occurring coincident with a north-south line of topographic ridges. From south to north, these deposits have been named TAP A, B, C, and Urucum. TAP D is a separate structure in the west. Higher grades are associated with the more intensely hydrothermally altered rocks.

Deep weathering is present in most of the deposits with high grade mineralization extending to the surface where it is covered by a layer of colluvium several metres thick. Gold mineralization can be found in the fresh rock at depth, in the saprolite zone created by in-situ weathering of the underlying rocks, and in colluvial deposits that overlie the saprolite mineralization as a blanket, spreading out over the hill slopes.

Sulphide zones follow shear plane foliation, often crosscutting the Banded Iron Formation (“BIF”) and other host meta-sediments and as bedding parallel lenses dipping either east or west along the limbs of the folded BIF units associated with calc-silicate units and hosted by metamorphic schists or sandwiched between and cut by feldspar quartz porphyritic dykes and sills. Outside the shears and faulted zones, host rocks are poor in sulphide and gold. The accumulation of auriferous massive and/or disseminated sulphides in zones of fractures and folds, and forming plunging mineralized shoots, often crossing lithological contacts, suggests an epigenetic event.

The gold mineralization at the Urucum and TAP AB deposits is observed to be related to elevated abundances of pyrrhotite that occurs in both stratiform and cross-cutting relationships with the host rocks. The primary host rock has been a BIF, with other host rocks containing lesser quantities of gold.

Digital interpretations of the distribution of the gold mineralization for the Urucum and TAP AB deposits were prepared using Seequent Limited’s Leapfrog software package by consultants specialized in wireframe modelling. The mineralization wireframes were created using a nominal cut-off grade of 0.3 g/t Au for oxide material and 0.4 g/t Au for fresh material, across a minimum width of 3 metres to align with the cut-off grade and minimum width criteria that are

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currently being employed by the mine staff for establishing the ore/waste dig packets at the Urucum and TAP AB deposits.

Gold zones occur as a series of semi-continuous vertical to moderately dipping ore horizons that individually have continuity over tens to hundreds of metres and collectively can exceed a thousand metres. There are repeated zones of such mineralization along a 7 km strike length.

5.A.5Exploration

Great Panther recognizes the importance of the large, regional exploration tenement portfolio that it now controls. The portfolio covers a trend of approximately 90 km by 20 km covering an underexplored Proterozoic aged greenstone belt. The multiple gold deposits along the 7 km long Tucano sequence, demonstrate the gold potential within the Vila Nova Belt. Typically, Proterozoic or Archean greenstone belts with a significant proven deposit have a higher likelihood of additional deposits or mines. Most belts host a number of gold deposits, often of different size and styles of mineralization. When compared to other similar belts in the Guianas and West Africa, it is evident that the Vila Nova belt lacks the same level of exploration activity. While there is not always a direct correlation between exploration and discovery, recent exploration activities carried out by Great Panther over the last 12 months, has led Great Panther to believe that the belt requires quality, focused exploration.

Regional programs announced in February 2020 included a re-evaluation of the historical data. The main product developed was an interpretation of the structural framework within the greenstone belt and definition of four deformation events and their relative timing. The combination of this interpretation with structural knowledge both in the mine and surrounding areas led to the identification of the key deformation events most likely associated with gold mineralization. These key structural events were mapped using the aerogeophysical data to define zones that potentially had higher probability to focus hydrothermal fluids. Combining this with interpreted lithology types allowed definition of corridors and targets with higher prospectivity, which are the base for the development of a focused exploration strategy and work program. In 2021, the evaluation of the high potential exploration corridors defined within the regional tenement portfolio advanced beyond the budgeted expectation of 500-line-km with 711-line-km of cut sample lines opened. 13,481 soil samples were collected and sent to the certified ALS Laboratory in Belo Horizonte for low detection, 50 element ICP analyses. A further 2,000 samples are being prepared for dispatch, at Great Panther’s preparation facility in Tucano.

In Q4 2021, to aid with the integration of the interpretations of the soil geochemistry with regional aerogeophysics surveys, (magnetics, radiometrics and electromagnetics) ground magnetics is being run along the soil lines. By the end of the year, the Saraminda, Mutum and Lona Amarela grids had been covered. The geophysical data is being processed and inversions of the magnetic data generated. Initial results at Mutum show a correlation between the main magnetic structures and geochemical anomalies. The interpretations are being integrated to define pressure relief structures associated with favourable lithologies and multi-element geochemistry associations indicating hydrothermal activity. The initial data compilation shows an important and continuous 12-km-long anomalous structural trend between Mutum and Joseph. Due to the large amount of data generated, over 750,000 individual elemental analyses and air and ground geophysical data, the use of Artificial Intelligence is being evaluated to prepare the data for interpretation and target prioritization.

5.A.6Drilling

Along the 7-km-long Tucano Mine Sequence, 32,708 metres of drilling were carried out with 10,287 metres in Q4 2021. Exploration drilling focused on resource conversion and extension of the URN UG. The year started with three diamond drill rigs and in Q2 2021 increased to four producing a total of 11,783 metres. Currently there are 5 diamond drill rigs operating at URN UG and the current resource conversion program is expected to be completed in April 2022. Diamond drilling in Q4 2021 was also carried out to test the extension of the open pit zone at URN and TAP AB (Urso and Torres). Reverse circulation drilling focused on testing shallow occurrences and targets extensions at Torres, Urso, TAP C and URN producing 3,680 metres in Q4 2021 with one rig. The reverse circulation drill rig availability is limited as it

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is used primarily for grade control in the mine. Small zones of mineralization at Torres and Urso are being modelled while mineralization at TAP C and URN have been modeled and included in the Mineral Resource model.

RAB drilling (Rotary Air Blast drill) is used to test shallow targets. It is fast, flexible and low cost, suitable for delineating mineralization above 20-metres depth. It was used on the Near Mine targets (Saraminda) and along the Mine Sequence (resource definition drilling) for testing colluvial zones or soil anomalies. The RAB drill requires a bulldozer to pull the compressor which for Near Mine exploration is a limitation in terms of environmental permitting. In 2021, 6,457 metres were drilled with 1,515 metres in Q4 2021.

In the regional programs, 4,533 metres of auger drilling, 2,476 metres in Q4 2021, were conducted at Saraminda during the year. This program was completed in mid-February 2022 and geochemistry results are awaited. Two discrete zones of surficial gold anomalism have been identified and the auger program is delineating a third central zone along the 2-km-long structural trend. This data will be interpreted and compiled with the geophysics and drill holes prioritized for testing. A clearing permit has been requested for opening, access and drill platforms.

In November, a DD was mobilized to the southern end of the 12-km Mutum-Joseph trend identified above, where access and permitting are in place. 472 metres were drilled in three drill holes. The drilling intercepted a mineralized structure showing alteration and sulfidation similar to that observed in Tucano. While gold only showed elevated background values, the results demonstrate the high potential of the structural trend, emphasizing that only a 300-metre portion of the prospective 12-km trend could be tested. Tucano is in discussions with the State and Environmental authorities to resolve the permit delays and is evaluating a definitive drilling solution to minimize environmental impact and provide greater flexibility.

In 2022 key objectives are: a) complete the current phase of the 11,000-metre resource conversion program at URN UG; b) define opportunities within the Mine Sequence for incremental increases in the 2022 production profile; and c) prioritize drill targets resulting from the regional exploration undertaken in 2021 with drilling in H2. Sampling Analysis and Data Verification

Great Panther abides by industry standards for the collection, analysis and quality assurance of the sampling processes, analysis procedures, and storage and use of the data. These are discussed in greater detail in the Tucano Technical Report. The company protocols ensure due care in the collection, logging, documentation and handling of samples whether from drilling or reconnaissance programs. (i.e., streams, soils, rock, auger and channel samples).

Sample preparation is carried out on site at Tucano where it has two, geographically separate, preparation facilities, one for mine grade control and the second exclusively for exploration samples, including those to be used in the long-term resource modelling. Sample preparation quality is monitored through the insertion of blank samples into the pulverization process while the laboratories are additionally monitored with the insertion of Reference Samples, duplicate field samples and duplicate lab preparation samples. Quality control samples represent approximately 10% of all samples analyzed.

All mineralized samples that may be included in the Mineral Resource estimates and all multi-element geochemistry analyses are carried out by Certified laboratories in Belo Horizonte, Brazil either SGS or ALS.

Great Panther uses the Acquire database management system to maintain and manage all mineral resource and exploration data. Prior to data being accepted for upload into Acquire it passes through validation procedures. In the case of geochemistry data, all quality control samples must be within pre-defined industry standard quality assurance limits prior to being uploaded into the database. In the case of failures, samples are re-analyzed, firstly using pulps retained by the laboratory or if required, duplicate samples generated during the preparation process and routinely stored on site.

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5.A.7Mineral Resources

The Mineral Resources for Tucano include contributions from four deposits as well as material contained within various stockpiles present throughout the property. The Mineral Resources from these four deposits are composed of mineralized material that is envisioned to be extracted by both open pit and underground mining methods. Gold mineralization is contained within oxidized lithologies as well as their fresh, un-weathered equivalents.

Updated grade-block models were prepared for the open pit component of the Urucum deposit, as well as the open pit and the underground component of the TAP AB deposit using drill hole, sample information, and topography that was current as of September 30, 2019. The underground component of the Mineral Resource estimate for the URN deposit was prepared from a grade-block model that used the drill hole and sample information that was current as of November 2, 2015. Drilling completed since 2015 was reviewed and in the qualified person’s opinion does not materially impact the Mineral Resource estimate.

MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 30, 2020

	Tonnage	Grade	Contained Metal
Category	(000)	(g/t Au)	(000 oz Au)
Measured
Open Pit	2,309	1.46	108
Underground	—	—	—
Surface Stockpile	2,491	0.53	42
Total Measured	4,800	0.97	150
Indicated
Open Pit	8,793	1.60	453
Underground	2,649	4.11	350
Surface Stockpile	—	—	—
Total Indicated	11,442	2.18	803
Measured & Indicated
Open Pit	11,102	1.57	561
Underground	2,649	4.11	350
Surface Stockpile	2,491	0.53	42
Total Measured & Indicated	16,242	1.83	953
Inferred
Open Pit	647	2.48	52
Underground	5,350	2.80	483
Surface Stockpile	—	0	—
Total Inferred	5,997	2.77	534

Notes:

1.	Mineral Resources were classified using CIM Definition Standards.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	The effective date of the Mineral Resource estimate is September 30, 2020.
4.	Mineral Resources are estimated at various cut-off grades depending on mining method and mineralization style.
5.	For open pit development at Urucum, Urucum East and TAP AB, Mineral Resource estimates use a long-term gold price of US$1,750/oz and a US$/Brazilian real exchange rate of 1:4.5 with cutoff grades of 0.3 g/t Au for oxide and 0.4 g/t Au for fresh rock.
6.	Underground Mineral Resource estimates for TAP AB use a long-term gold price of US$1,750/oz and a US$/Brazilian real exchange rate of 1:4.5, with cutoff grade of 1.3g/t Au for fresh rock.
7.	Since September 30, 2019, no additional drilling data is available for the Urucum underground and Duckhead so Mineral Resource estimates for 2020 remain unchanged from 2019. Estimates use a long-term gold price of US$1,500/oz and a US$/Brazilian real exchange rate of 1:3.8 with cutoff grades of 0.4 g/t Au for oxide and 0.55 g/t Au for fresh rock in the open pit and 2.1 g/t Au for oxide and 1.6 g/t Au for fresh for the underground.
8.	A minimum mining width of 3 m was used for preparation of mineralization wireframes.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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10.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
11.	Numbers may not add due to rounding.

5.A.8Mineral Reserves

The Mineral Reserve estimate for Tucano conforms to the CIM Definition Standards as incorporated by reference into NI 43-101. To convert Mineral Resources to Mineral Reserves, the Qualified Person applied modifying factors of dilution and mineral extraction to only the Measured and Indicated categories of the Mineral Resource. Inferred Mineral Resources are not included in the Mineral Reserves. Tucano consists of both open pit and underground Mineral Resources for which Mineral Reserves have been independently estimated.

The Mineral Reserve estimate for Tucano is presented in the table below. The open pit estimate is based on the newly developed 2019 resource block models. This Mineral Reserve estimate includes open pit mining in Urucum, TAP AB, Urucum East, and Duckhead and underground mining in the Urucum deposit.

MINERAL RESERVE ESTIMATE AS OF SEPTEMBER 30, 2020

	Tonnage	Grade	Contained Metal
Category	(000 t)	(g/t Au)	(000 oz Au)
Proven
Open Pit	1,688	1.61	87
Underground	189	3.78	23
Surface Stockpiles	2,026	0.64	42
Probable
Open Pit	3,880	1.70	212
Underground	1,976	4.17	265
Surface Stockpiles	—	—	—
Proven & Probable
Open Pit	5,568	1.67	299
Underground	2,164	4.13	288
Surface Stockpiles	2,036	0.64	42
Total Proven & Probable	9,758	2.00	629

Notes:

1.	Mineral Reserves were classified using the CIM Definition Standards.
2.	Mineral Reserve estimation includes mine depletion through to September 30, 2020 and drills results through to July 31, 2020. The effective date of the Mineral Reserve estimate is September 30, 2020.
3.	Open pit Mineral Reserves are estimated within designed pits above discard cut-off grades that vary from 0.43 g/t Au to 0.5, g/t Au for oxide ore and 0.58 g/t Au to 0.63 g/t Au for fresh ore. The cut-off grades are based on a gold price of US$1,500/oz Au and operating costs sourced from the current operations and mining contracts at an US$/Brazilian exchange rate of 1:4.5.
4.	Mineral Reserves incorporate estimates of dilution and mineral losses.
5.	Underground Mineral Reserves were estimated using an incremental cut-off grade of 2.4 g/t Au. The cut-off grades are based on a gold price of US$1,250/oz Au and operating costs sourced from the operations and mining contracts at an US$/Brazilian exchange rate of 1:3.8.
6.	A minimum mining width of 20 m was used for open pit Mineral Reserves and 3 m was used for underground Mineral Reserves.
7.	The Mineral Reserve estimate includes surface stockpiles.
8.	Average metallurgical process recovery is 91.5%.
9.	Numbers may not add due to rounding.

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5.A.9Mining Operations

5.A.9.aOpen Pit Mining

The Mine is a mature open pit mining operation in a steady state of mining production. The operations are sufficiently established to provide the basis of much of the technical and economic inputs required for the Tucano Technical Report.

Individual pit shell selection was made based on a gold price of US$1,750/oz Au for UCS, US$1,500/oz for URN, TAP AB 1, Duckhead and Urucum East; and US$1,600/oz for TAP AB 3. These pit shells selection was conducted using the July 31, 2020, surfaces. All pit shells are reported with the base price (US$1,500/oz).

The mine planning block models used for the mine design are based on 3-dimensional (“3D”) resource block models for the Tucano deposit and is based on the resource model regularized to the minimum practical size dig block (i.e., selective mining unit), that can be selectively excavated by mining equipment currently employed on site. Each block in the regularized model contains the quantities of diluted mineralized tonnes and grades including the tonnages of mining dilution and ore loss, where ore loss (%) = 100% - mining recovery (%).

Mining dilution comprises internal dilution inherited during the model regularization and external (contact) dilution resulting from geological/geometric contacts with waste rock.

Geotechnical and pit design parameters are based on data, information and results from previous geotechnical studies and incorporate the pre-split drilling and controlled blasting. There is a risk that the failure to attain the design pit slopes could result in pit wall instability and the loss of ore at the pit bottom.

Several geotechnical assessments have been conducted on Tucano. The pit slope design parameters used in Tucano are based on the geotechnical recommendations from third party consultants as more particularly described in the Tucano Technical Report.

Pit Slope Design Parameters – Tucano

Material	Bench Face Angle (°)	Bench Height (m)	Berm Width (m)	Inter-Ramp Angle (°)
Oxide	70	4	3	41.9
Fresh	75	24	10	55.6

All pits have been designed with 8-metre operating bench heights. To maximize ore selectivity and minimize dilution, it is expected that ore will be mined on 4-metre benches. The catch-berms in fresh rock are stacked at 24 metre intervals (Urucum) and 20 metre intervals (other pits).

A letter of intent was signed in December 2021 with a new open pit mining contractor to operate in parallel with the existing contractor. Mobilization of the new mining contractor has commenced and will continue until May 2022. The new contractor is a Brazilian company using a new mining fleet, which is expected to contribute to an improvement in overall mine performance.

5.A.9.bUCS Pit

On May 25, 2021, the Company reported that wall movement had been detected in the west wall of the south-central portion of the UCS open pit at Tucano. Heavy rainfall, well above the seasonal average, triggered higher phreatic levels in the west wall, impacting slope stability. The Company temporarily halted mining activities in the UCS open pit to ensure workers’ health and safety. During the temporary stoppage of the UCS pit, the mill continued to receive ore from the URN open pit and stockpiles.

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Mining in the UCS open pit resumed on July 14, 2021, after initial pushback activities were completed and measurements were showing a considerable reduction of movement. On October 18, 2021, the Company reported that Tucano’s geotechnical committee had advised that additional remediation work be completed in the UCS open pit to improve stability as increased movement in the west wall had been detected. As safety and the wellbeing of workers is the Company’s primary concern, mining of ore from UCS was temporarily suspended. The additional pushback necessary to fully restart mining in UCS is suspended to mid-2022 following the rainy season so that it can be completed in a safe and cost-effective manner. Most of the remaining gold production from the UCS pit is planned for 2023.

5.A.9.cLOM Production Schedule

A pit production schedule was generated with the objective of meeting a target ore processing rate of approximately 10,000 tpd at an average 93% annual plant availability. ROM quantities and plant feed estimates are based on Proven Mineral Reserves and Probable Mineral Reserves.

The ultimate pit designs plus stockpiles contain sufficient ROM quantities to support a 10,000 tpd processing rate through to mid-2023, but mining constraints reduce the rate of ore production so that the actual life of mine is to the end-2023. The open pit Mineral Reserves are included in six pits, with the three largest pits, UCS, Tap AB 1 and TAP AB 3, containing over 80% of the total open pit Mineral Reserves. Oxide ore contributes 57% of the total open pit ore mined. The LOM average strip ratio is 13.2:1. The waste rock dumps are located as close as practical to the open pits to minimize haul distances and haul truck cycle time for each pit phase, considering the pit waste disposal requirements, access road and facility layout and geotechnical parameters.

The plant feed comprises the ROM ore from the pit and from the stockpiles. The pit ROM production is projected to be a direct feed to the crusher, complemented with the ROM from the stockpiles re-handled on as needed basis.

The contract-operated mining is carried out using conventional open pit methods, consisting of the following activities:

●	Drilling performed by conventional production drills.
●	Blasting using emulsion explosives and a downhole delay initiation system.
●	Loading and hauling operations performed with hydraulic shovel, front-end loader and rigid frame and articulated haulage trucks.

Open pit mining is currently being undertaken by two mine contractors, U&M and MINAX. The mining operations are based on the use of hydraulic excavators and a haul truck fleet engaged in conventional open pit mining techniques. Excavated material is loaded to trucks and hauled to either the ROM, ore stockpiles or the waste dump.

The Company’s personnel monitor the mining contractor and provide engineering support including survey and grade control. The open pit is scheduled to operate 365 days per year, 24 hours per day and the U&M work schedule utilizes four crews working eight-hour shifts.

Equipment productivity and utilization factors and equipment operating hour estimates are based on seasonal conditions (dry, transitional, or wet season during the calendar year), rock type and various mining conditions including different bench mining width and ramp width.

The mine manpower at the end of December 2021 is 1,616 employees. This includes Tucano and the contractor’s workforce. The ongoing pit operations will require this level of manpower for most of the next two years.

Tucano is expected to produce 85,000 to 100,000 ounces of gold in 2022. For more information, see the “Guidance and Outlook” section of the 2021 MD&A.

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5.A.9.dOperating and Capital Costs

Operating costs from 2018 through 2021 are shown below:

	Mine	Mine	Plant	G&A	Total
						Exchange
	$/t mined	$/t ore	$/t ore	$/t ore	$/t ore	Rate*
2018	3.77	22.22	14.38	3.59	41.15	3.651
2019	3.27	24.09	18.77	3.64	47.29	3.944
2020	2.81	21.31	13.35	2.52	37.17	5,160
2021	2.75	21.32	13.86	2.56	37.74	5.3950

Note: Annual average BRL to USD exchange rates from the Central Bank of Brazil.

5.A.9.eCapital costs

Tucano is an operating open pit gold mine and historical open pit sustaining and non-sustaining capital costs are as follows:

(in thousands)	2021	2020	2019
Sustaining	$32,516	$36,857	$19,538
Non-sustaining	6,771	3,056	2,229
Total	$39,287	$39,913	$21,767

5.A.10Underground Mining

The underground mine project is located below the URN open pit. Access would be via a portal located at the north end of the URN pit. The mine layout is based on the following criteria:

●	twin declines accessing the north and south parts of the orebody;
●	portal situated on the north side of the URN open pit;
●	north and south exhaust ventilation raises;
●	twenty-metre sublevel interval;
●	stopes accessed by a footwall drive and crosscuts on every sublevel;
●	decline development initiates in Year 1; and
●	mine plan targets Measured, Indicated and Inferred Mineral Resources down to 500 mRL (750 meters below sea level).

Geotechnical data from an infill drill program below the URN pit indicates that the ground conditions at the URN UG are suitable for open stoping mining methods. Furthermore, stopes measuring 50 metres in length and 20 metres in height will be feasible. It will be possible to mine multiple stopes simultaneously in the same ore block. As the ore lodes are steeply dipping and relatively narrow, they are suitable for longitudinal longhole open stoping.

The base of weathering is relatively shallow. It occurs less than 50 metres over the orebody and less than 30 metres over the country-rock. Consequently, it will have minimal effect on the underground mine. Weathering will, however, be a

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factor for establishing the portal location and the upper sections of ventilation raises. Furthermore, weathering may be present along major faults and on the contacts of pegmatite dykes.

Up-hole retreat will be used in the upper levels of the northern part of the mine. This method permits ore production to commence early in the LOM schedule because mining proceeds in a top-down sequence. Moreover, it can achieve high rates of production as backfill is not required in the mining cycle. A disadvantage of the method, however, is that it requires leaving rib pillars for supporting the sidewalls, which results in an 86% ore recovery.

Conventional Avoca stoping will be used for mining the remainder of the orebody. It permits high ore recovery as it does not require leaving pillars along strike. A pastefill plant will not be needed as the method uses rockfill for backfilling. The Tucano site has an abundance of stockpiled waste from open pit mining available as a source of rockfill.

Sill pillars will be left between ore blocks to permit simultaneous production in multiple mining elevations. These pillars will be partially recovered (estimated at 65% recovery) towards the end of the mine life using Up-hole retreat. As additional information about the resource is acquired, it should be possible to reposition some of the sill pillars in low-grade zones.

The mine design uses a 20-metre sublevel interval. This sublevel interval enables accurate drilling of longholes, which will help minimize dilution. The ore drives will be 5 metres high; consequently, the typical height of an Up-hole Retreat stope or Avoca bench will be 15 metres. A minimum mining width of 2.0 metres has been assumed. With assumed skin dilution of 0.5 metres from each of the footwall and hanging wall, the actual minimum stope width will be 3.0 metres.

The design of the declines allows the mobile equipment to access each of the production levels. Footwall drives and crosscuts on the sublevels provide access to the stopes. The cross-sectional dimensions of the declines and crosscuts will be 5.0 metres high x 5.0 metres wide, which is adequate for accommodating Volvo AD35 articulated trucks. The ore drives will have a cross-section of 5.0 metres high x 4.0 metres wide, which is enough for 10-tonne-capacity LHDs as well as the proposed production drill. The trucks will not enter the ore drives.

The following assumptions, based on industry benchmarks, were used to determine the production and development rates and schedules:

●	Decline and crosscut advance of 140 m/month.
●	Ore drive advance of 60 m/month.
●	Production rate from stoping of 10,000 t/month for both Up-Hole retreat and Conventional Avoca.
●	Backfilling rate of 12,000 m3 per month per stope for Conventional Avoca.

The schedule is based on operating three development jumbos and two LHDs for both the north and south declines. The annual ore production tonnages vary depending on the number of production fronts that are available in any given year.

5.A.11Mineral Processing

The existing Tucano gold processing plant was designed by Ausenco. After approximately four years of operation, an expansion was planned as part of the original feasibility study to install a 3 MW ball mill. This new secondary grinding mill, alongside the 7 MW single stage SAG mill, was installed in order to maintain 3.4 Mtpa throughput capacity treating 90% of the much harder sulphide ore type.

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The plant flowsheet was modified in 2018 to deal with the harder sulphide ore type and the key features of these flowsheet changes are as follows:

●	An additional 6 MW ball mill to increase original Ausenco design capacity to 3.6 Mtpa and potentially obtain a finer product size of 80% < 75 μm at a higher proportion of sulphide ore to increase cyanide leach gold recovery and kinetics. This was completed in September 2018.
●	A pre-leach thickener to allow effective operation of the hydrocyclones which in turn provides higher leach feed pulp % solids. The change in philosophy from the originally proposed tailings thickener to a pre-leach thickener is explained further below. This was completed in September 2018.
●	Additional leach residence time by adding one additional pre-leach tank to allow for the higher proposed plant capacity. This was completed November 2018.
●	In November 2018, an oxygen plant was added to the CIL as proposed by Ausenco. An additional Liquid Oxygen plant was added in April 2019.

At a plant throughput of 450 tonnes per hour and a slurry density of 45% solids, a total volume of 17,200 m3 is required to provide a leach residence time of 24 hours. The previous CIL provides 15,400 m3; therefore, one additional leach tank, 15 metres x 15 metres was required. The new tank was located ahead of the existing CIL tanks and used for pre-leaching. This allows a major proportion of gold to go into solution before the resultant pregnant solution comes into contact with the carbon, this speeds up adsorption kinetics.

5.A.12Infrastructure, Permitting and Compliance Activities

Tucano is currently operating and has all of the required infrastructure to carry on operations in the normal course. Additional surface infrastructure will be required to support underground operation.

Tucano has built a new East Tailings Dam at elevation 137m, which has a total capacity of 5.7M m3 or 2 years storage capacity (i.e., January 2023). The East Dam will increase its capacity by a subsequent lift to El. 145m that provides an additional 3.8M m3 storage capacity or 1.2 years (i.e., April 2024). After the East Dam El. 145m achieves designed capacity, Tucano plans to extend the tailings storage capacity by commissioning two new dams, East-NW Extension, and West Pond Phase 2 (WPP2), which together will provide tailings storage until 2026-2027, subject to receipt of applicable permits.

Tucano is in possession of all licenses required for the operation of the mine, mill, processing plant and constructed TSFs (including the East Dam to RL 137m) in compliance with Brazilian regulations.

Continuous monitoring programs are carried out at Tucano, which confirm that there are no material concerns pertaining to non-compliance.

5.B.	GMC

The scientific and technical information on the GMC in this Section 5.B of the AIF is based on the GMC Technical Report described in Section 1.E of the AIF. The conclusions, projections and estimates as well as certain other information included in this Section of the AIF are presented in summary form and subject to the qualifications, assumptions and exclusions set out in the GMC Technical Report. Readers are recommended to read the GMC Technical Report in its entirety to fully understand the project. The GMC Technical Report in available on SEDAR (sedar.com) or on EDGAR (sec.gov).

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The GMC properties are situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 380 km northwest of Mexico City. The GMC claims total 10,355.39ha. The Guanajuato Mine is accessible via city streets in the city of Guanajuato, in Guanajuato State, Mexico. Guanajuato has a population of approximately 184,000 and is located within 50 km, by road, of an international airport at León, Mexico. The mine is easily accessible from major population centres in central Mexico via a system of modern roads. The San Ignacio mine is located approximately 8 km northwest of the city of Guanajuato. Access to the property is provided via a 35-minute drive from the outskirts of the city of Guanajuato (approximately 22 km), mostly by paved road through the towns of Santa Ana and Cristo del Rey.

On October 25, 2005, the Company signed a formal purchase agreement with the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (the “Cooperative”) to purchase 100% of the ownership rights in a group of producing and non-producing silver-gold mines in the Guanajuato Mining District. The total purchase price was $7.3 million, which included 1,107 hectares in two main properties (the Guanajuato and San Ignacio claims), the Cata processing plant (which has a nameplate capacity of 1,200 tpd), workshops and administration facilities, complete mining infrastructure, mining equipment and certain surface rights. The final payment under this purchase agreement was made in November 2006.

In May 2006, the Company purchased 3.88 hectares of real estate adjacent to the plant at the GMC for a total of $0.7 million from the Cooperative. The decision to buy the extra land was made in order to facilitate any future expansion of the processing plant facilities and to buffer the processing plant site from any possible development nearby.

In December 2007, the Company purchased an additional 0.28 hectares of land immediately adjacent to the plant and below the tailings dam at the GMC from the Cooperative for a total of $0.3 million. The land was primarily purchased to buffer the area from any possible development.

In August 2012, the Company signed a definitive agreement for the purchase of a 100% interest in certain surface rights to a total of 19.4 hectares at San Ignacio, for the construction of a mine portal and ancillary surface facilities.

5.B.1Guanajuato Mine

Guanajuato is an underground silver-gold mine situated along the north-eastern side of Guanajuato. The mine consists of a number of mineralization zones along an approximately 4.2 km strike length, which is mined from two operating shafts and two ramps. The location of Guanajuato falls within the second largest (historically) producing silver district in Mexico and the deposits on the Veta Madre trend, the principal host structure, have been mined since the 16th century.

Claim boundaries have been legally surveyed. The 19 mineral claims comprise 680 hectares in a contiguous claim block and expire between 2024 and 2057. The TSF and waste rock dump are contained within the property boundaries in areas where the Company holds surface rights at Guanajuato. There are no known environmental liabilities associated with the mineral claims, other than the provision recognized in the Company’s Annual Financial Statement for the estimated present value of future reclamation and remediation. This value comprises the provision associated with the Cata plant, TSF area and related infrastructure of the GMC, as well as the provision for Guanajuato.

5.B.2San Ignacio Mine

San Ignacio lies within La Luz mining camp of the Guanajuato Mining District, located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau located in central Mexico. The mineralization on the property consists of epithermal silver-gold veins. The Company has negotiated surface rights sufficient for mining operations.

Surface rights owned by the Company are limited to blocks of ground around the old San Ignacio shaft and an additional block over the present underground development (new roads, mine rock dumps, and surface infrastructure). The nine mineral claims comprise 398 hectares and expire between 2031 and 2041. The Company has acquired surface rights

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sufficient for mining operations. There are no known environmental liabilities associated with the mineral claims, other than the provision recognized in the Annual Financial Statements for the estimated present value of future reclamation and remediation associated with the future retirement of San Ignacio.

5.B.3History

Exploration in the Guanajuato area dates back to 1548 when silver mineralization was first discovered in the La Luz area by Spanish colonists. Two years later an outcrop of the Veta Madre was found near the current site of the Rayas Mine. Mining took place on a relatively small scale until the early 1700s when the application of explosives for tunneling resulted in a significant increase in production capacity. In the latter portion of the 18th century, Antonio Obregón y Alcocer financed the discovery and development of the Valenciana Mine. This mine became one of the premier silver mines in the world, at the time accounting for a third of global annual silver production. The Spanish controlled mining in the district until 1816 when mining ceased and all production facilities were destroyed during the Mexican War of Independence. The Valenciana Mine was reopened in 1868 with British capital. The British interests operated the mines for ten years but did not result in much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity of hauling heavy equipment from the coast by mule. Mining production declined during the early 1900s due to low prices. At that time, American interests acquired and reopened many of the mines. Old ore dumps and tailings were reprocessed to extract gold and silver; however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

By the mid-1930s, demands for higher pay and better working conditions resulted in the mines being turned over to the newly formed Cooperative in 1939. The Cooperative operated several mines in the district throughout the latter half of the 20th century and into the early 2000s.

The Company acquired the GMC from the Cooperative in 2005. At the time of the purchase, the GMC suffered from lack of investment and working capital and had not run at full capacity since 1991. The Company resumed production in 2006.

5.B.4Geological Setting and Mineralization

The GMC is in the Guanajuato Mining District, which is in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcanoclastic rocks located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt.

Rocks within the Mesa Central consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite, and basalt, with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcanic-sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanic and turbidite rocks.

Within the Mesa Central, the GMC is situated within the Sierra de Guanajuato, a northwest-trending anticlinal structure approximately 100 km long and 20 km wide. The strata within the belt are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. It is predominantly the northwest-trending structures that control the position of mineralization. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. The northwest faults and structural intersections along these faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks of La Luz Basalt underlie San Ignacio. These rocks are part of a volcanic-sedimentary complex that has various tectonic interpretations, but in general preserves a tectonic history probably related to northeastward tectonic thrust emplacement. By contrast, much of the area to the south-east (e.g., in and around Guanajuato) is underlain by a series of Tertiary volcanic rocks that lie unconformably on La Luz Basalt. The lower

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Guanajuato conglomerate is widespread and is of mid-Eocene to early Oligocene. Later, volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest trending mid-Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district: the Sierra, Veta Madre, and La Luz systems.

5.B.4.aGuanajuato Mine

The “Veta Madre” quartz-adularia vein / breccia system is closely associated with the Veta Madre fault and an associated diorite dyke (thickness varying from discontinuous lenses at Guanajuatito to a 50-100m thick body in the Cata, Los Pozos, and Santa Margarita areas), oriented 325-degrees with a 45-degree southwest dip. The Veta Madre forms along the dyke contacts, and in the footwall Esperanza Formation. A series of mineralizing events is thought to have taken place during the Oligocene, a period of intense felsic volcanic activity in the area, and comprised three stages termed pre-ore, ore, and post-ore. Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia. Mineralized material comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz. The post-ore mineralization is also precious metal-poor, with accessory calcite, dolomite, and fluorite.

The primary mineralization of economic importance is silver and gold, with silver the more important of the two. Base metals do not normally occur in economic concentrations. Average silver grades of the ore are typically in the 100 g/t Ag to 500 g/t Ag range but locally can be over 1,000 g/t Ag. Gold grades are generally in the 0.5 g/t Au to 2 g/t Au range, except for the Santa Margarita vein where average grades are in the range of 5 g/t Au to 7 g/t Au. Within the mine, drill core and channel samples are not normally analysed for base metals so average grades for Cu, Pb or Zn have not been obtained.

At the Guanajuatito zone the main mineralization occurs in the deformed siltstone and shale of the Esperanza Formation contiguous with the Veta Madre Fault. Six zones were modeled at Guanajuatito, with the Veta Madre and the closely associated footwall FW zone being dominant below the 80 level. At the Cata zone, Veta Madre mineralization occurs along the base of the diorite dyke with the Esperanza Formation, and as seven separately modelled zones within the diorite. A number of these zones are shallow dipping structural splays. The Los Pozos area zones, between Cata and Rayas shafts, are comprised of five vein stockwork to breccia systems (Veta Madre) at the base of the diorite dyke and into the Esperanza Formation, as well as on the upper diorite dyke contact with the Guanajuato Formation conglomerates. The Santa Margarita zones form a complex structural set of three bodies within the diorite dyke and at its upper contact with the Guanajuato Formation conglomerates or basal andesite. These are above the Veta Madre breccia which is at the diorite contact with the footwall Esperanza Formation. The San Cayetano zone occurs deep in the Veta Madre south of the Rayas shaft, and tends to be narrow and often in the upper portion of the Veta Madre. The Promontorio area zones occurs in the hanging-wall Guanajuato Formation conglomerates immediately above the Veta Madre structure at the contact of the Guanajuato Formation and the diorite dyke. At Valenciana there are parallel mineralized structures (Veta Madre) at the Esperanza Formation – diorite contact and into the Esperanza Formation.

The best mineralization is often found related to bends in the Veta Madre orientation such as at San Vicente in the Rayas area, and at Cata and Santa Margarita. These structural bends may be due to changes in rock type competencies, and varying thickness of the diorite dyke.

The vertical extent of the deposits at Guanajuato spans over 700 m (2,200 m to 1,500 m elevations and open to depth). Mineralization occurring above 2,100 m elevation was termed “upper ore”, between 2,100 m and 1,700 m “lower ore”, and below the 1,700 m elevation “deep ore”. Fluid inclusion microscope work from over 850 samples gathered through the mine and in deep drilling from the Santa Margarita area, indicated boiling zones from the 2,100 m to 1500 m (deepest drilling at the GMC) elevations. Structural observations of up to eight stages of crosscutting brecciation, and the variable range of Ag:Au ratios indicate that the mineralization along the Veta Madre is associated with multi-phase structural activity and fluid flow.

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5.B.4.bSan Ignacio Mine

San Ignacio is underlain by a package of basalt and andesite volcanic rocks belonging to the lower Cretaceous La Luz andesite. The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and way up indicators are generally difficult to determine from the small outcrops typical of the property, but the San Ignacio stratigraphy is not overturned.

San Ignacio contains structures of the La Luz vein system comprising numerous mineralized fractures in a northwesterly-trending orientation and extending for a known strike length of approximately eight km. Historically productive veins on the property include the Veta Melladito and Veta Plateros. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios, Nombre de Dios 1.5, Nombre de Dios 2, Nombre de Dios 2S, Nombre de Dios 3, Melladito South, 700, Purisima, Purisima HW, Purisima Int., Purisima Bo, and Santo Nino Mineralization is contained within tabular veins, vein stockwork, and breccias. The 16 veins with structural continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 2,200 m along strike and 150 m down dip. Six of the veins are very steeply dipping and ten are shallowly dipping and are likely off-shoots of the other veins. The veins are accompanied by hydrothermal alteration, consisting of argillic, phyllic, silicic, and propylitic facies.

The primary economic components are silver and gold with approximately equal contributions of each. Economic mineralization consists of fine-grained disseminations of acanthite and pyrargyrite (silver minerals), electrum (gold-silver mineral), with accessory pyrite, and very minor sphalerite and chalcopyrite. Mineral textures in this zone are typically fracture filling, drusy, and colloform masses.

Average silver grades of the eight veins range from 58 g/t to 237 g/t Ag, while average gold grades range from 1.65 g/t to 3.84 g/t Au.

5.B.5Deposit Types

The mineral deposits in the Guanajuato area are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockwork. Mineralization consists of fine-grained disseminations of acanthite, electrum, aguilarite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite. Gangue minerals include quartz, calcite, adularia, and sericite. The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and coliform masses.

Epithermal systems form near surface, usually in association with hot springs, and at depths of several hundred metres below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of Guanajuato occurred in the middle to late Tertiary. Circulating thermal waters, rising through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations. This appears to have occurred at the Guanajuato Mine.

Epithermal type precious metal deposits in the La Luz vein system and specifically in San Ignacio are strongly vertically controlled and pinch to cm scale at surface, associated with weak shear zones, minor argillic alteration, and weakly anomalous precious metal values. The mineralized vertical interval typically is 100 m to 150 m; however, it can range from 50 m to well beyond 250 m.

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5.B.6Exploration

5.B.6.aGuanajuato Mine

Exploration work conducted by Great Panther has consisted almost exclusively of diamond drilling, primarily from underground. In 2016, a program was initiated to re-evaluate the “Old Stopes” throughout Guanajuato looking for unmined mineralized segments of the Veta Madre or hanging and foot-wall structures. This work started in the upper part of the Rayas area and is progressing at depth and to the northwest. It continued through 2017 and into 2018 on an ad-hoc basis. In late 2018 with the temporary closure of Guanajuato imminent, the program was re-initiated using geological staff from Guanajuato being seconded into the Exploration group. A program of geological mapping and sampling was carried out on all accessible levels from November 2018 to November 2021 when the mine was put on care and maintenance.

Underground exploration sampling since the last TR (effective date July 31, 2020) until July 31, 2021, totals 19,788 samples. Overall, to the end of 2021, 189,867 samples have been collected underground, by exploration and operations geologists, at Guanajuato by the Company. The sampling was done as part of a comprehensive review of historical data and re-mapping and re-sampling of accessible historical areas to develop zones of interest for targeting by core drilling.

Three underground drill rigs were contracted in May 2019 to begin an aggressive drilling program based on historical and recently acquired data. The drilling program is focused on the upper levels of the mine in the Promontorio, Los Pozos, Santa Margarita, and Valenciana areas. Drilling in 2021 has been focused in the Promontorio, Los Pozos, Santa Margarita, Guanajuatito, and Valenciana areas. The drilling program was suspended in November 2021.

5.B.6.bSan Ignacio Mine

Great Panther has conducted geological and structural mapping, including sampling of outcrops and from exposures in historical underground workings; and underground development including geological mapping, sampling, and mining.

Great Panther completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling of all accessible underground workings pre-2014. Further detailed geological and structural mapping was completed in 2015 and is ongoing which includes 717 surface and various short adit chip and channel samples. As of the effective date of the last TR, 76,299 chip and channel underground samples have been collected, of which 8,900 were collected after the previous TR effective date.

Dr. Darcy Baker of Equity Exploration Consultants completed structural mapping and logging of one diamond core hole in February 2011. David Rhys (2013) spent one day reviewing the structural geology and collecting petrographic samples from drill core. Petrographic and Scanning Electron Microscope work was completed by Katherina Ross (2013) on core samples of Melladito and Intermediate veins.

The exploration work has confirmed that the top of the mineralized epithermal system is below surface, estimated at approximately 2,350 masl in the northern portion of the project and 2,250 masl in the southern part of the project. This vertical limit was indicated on longitudinal sections from the historical operations of the Cooperative on veins on the San Ignacio property, and from longitudinal sections of deposits on an adjacent property owned by Endeavour Silver. The strong vertical control on mineralization is characteristic of the area and the mineralized intervals are typically 100m to 150m in vertical range; however, in cases, it can range from 50m to greater than 250m.

Detailed geological mapping, structural geological studies, outcrop sampling, drift development and re-sampling of old underground workings are ongoing to highlight additional priority targets along the 4km of prospective structures. The underground development along both Intermediate and Melladito veins confirms the geological and grade continuity of the veins.

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During 2018 and 2019 exploration efforts were focused on both surface and underground drilling at San Ignacio. Mining focus was on the northern extent of the project along the Nombre de Dios veins, and an exploration / development ramp is being driven south into the old San Pedro mine area, where the Purisima vein system merges with the Melladito vein system. In 2019 surface exploration efforts have been focused on both the Nombre de Dios vein extension north, and on the Melladito and Purisima veins orientation in the old San Pedro mine area. In 2020 surface drilling has exclusively focused on the old San Pedro mine to old San Ignacio shaft area, along the Purisima vein trend, while in 2021 the focus has been drilling along the Purisima vein between the Santo Nino and old San Ignacio shafts. The Santo Nino vein is 20m into the footwall of the Purisima vein.

5.B.7Drilling

Diamond drilling at the GMC is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and exploration drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to confirm and upgrade the resources and to guide development and mining and is generally done to provide access for sampling and localized knowledge of the vein position, which regularly pinches and swells.

Exploration drilling is conducted further from the active mining area with the goal of expanding the mineral resource base. Drilling results from both programs are used in the estimation of Mineral Resources. Since Guanajuato went into care and maintenance status at the end of 2018, all post-2018 drilling has been conducted by the exploration staff. Mining re-commenced at Guanajuato in mid-2019 at a reduced rate. Three underground drill rigs were contracted in May 2019 to begin an aggressive drilling program based on historical and recently acquired data. The drilling program was focused on the upper levels of the mine in the Promontorio, Los Pozos, Santa Margarita, and Valenciana areas. Drilling has continued with the inclusion of drilling on Guanajuatito as well as on deeper levels on the above ore zones. All exploration drilling both at Guanajuato and San Ignacio was suspended in November 2021.

5.B.7.aGuanajuato Mine

Since the start of care and maintenance, exploration staff have made a concerted effort compiling historical data, geological mapping, sampling and drilling to find extensions of various orebodies and new targets for exploration. Drilling in 2021 was focused in the Promontorio, Los Pozos, Santa Margarita, Guanajuatito and Valenciana areas. Exploration drilling is carried out with the use of three underground contract drills. The three contract drills are focused on upgrading mineral resource definition and in drilling new targets. Upgrading of resources is being carried out at the Los Pozos, Valenciana and Promontorio zones.

Overall, the core recovery of mineralized zones was excellent averaging 93%. There are no other significant drilling or sampling factors that are expected to materially influence the accuracy and reliability of the results.

Great Panther had a 14,400-meter drill budget for Guanajuato in 2020. By July 31, 2021, a total of 6,542.9 meters of drilling were completed in 71 holes. The author is in full agreement with the focus and functionality of the Guanajuato exploration program.

Up to mid-2016 all sample and geological data was entered into a DataShed© database via the LogChief software. The GMC geological staff now use an in-house software that loads data directly into Microsoft SQL. The contents of the SQL databases are copied daily to a master SQL database in the Great Panther head office in Vancouver with a backup made every evening.

Assay data files are sent directly from the Cata laboratory into a specific site on the Cata server. Database management personnel take the assays from this site and merge them with the sampling information in the SQL database. The Cata laboratory was managed by SGS until December 31, 2018, and presently by in-house personnel.

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5.B.7.bSan Ignacio Mine

Great Panther has completed 565 diamond drill holes at San Ignacio. Drilling commenced in October 2010 and the last hole into the database was completed on July 31, 2021. From the total, 353 holes were drilled from surface and 212 from underground.

Drill holes were usually oriented to intersect the veins at a high angle. A total of 74 additional drill holes totalling 14,455.5 metres have been completed at San Ignacio since the previous Mineral Resource Estimate (Brown and Nourpour 2020a).

The drilling and development programs since 2019 provided the geological information to support a re-interpretation of the mineralized zones. This included the delineation of nine veins in the northern portion of the property between grid line 100N and 1150N where 326 of the 565 holes were completed, and nine veins in the southern part of the property (San Pedro area) between 100N and 1100S where 239 holes were completed. The nine northern veins demonstrating structural continuity were identified from diamond drill hole intersections, underground mapping, and sampling, and to some extent surface mapping. These veins have demonstrated a strike length of up to 1,000 meters and a dip length of up to 350 meters. Seven of the veins are very steeply dipping and four are shallowly dipping and are likely off shoots of the other veins. Between 100N and 1150N, five drill holes intersected voids which were interpreted to represent historical workings limited in extent. Historical maps from the Melladito vein system from ~400N to 100N have been accurate in indicating areas of historical exploitation. These historical maps show exploitation further south on Melladito and Purisima vein systems. South of 100N 67 of 206 holes drill holes intersected voids which were interpreted to represent the old San Pedro shaft historical workings. The drill hole void locations match well with historical workings known from longitudinal sections. These areas of historical workings were excluded from the resource models.

Drilling in the San Pedro shaft area since 2016, and into 2021, and the driving of the San Pedro ramp (presently at ~800S) has defined several zones including the Melladito South, 700, 711, 740, Purisima, Purisima HW, and Purisima BO (footwall splay). Detailed drilling from the San Pedro ramp has defined areas left un-mined by previous operators (below lowest levels, and in lower grade areas). Drilling north of the old San Ignacio shaft from 100N to 400N is better defining the Santo Nino vein. The Santo Nino zone is 20m into the footwall of the Purisima vein.

Overall, the core recovery of mineralized zones was excellent averaging 89%. There are no other significant drilling or sampling factors that are expected to materially influence the accuracy and reliability of the results.

Procedures related to sample and geological data integrity are consistent with those described for the Guanajuato Mine.

5.B.8Sample Preparation, Analyses and Security

5.B.8.aGuanajuato Mine

The drill core samples were prepared by technicians working under the direction of the mine and exploration geologists. The exploration diamond drill core is of HQ and NQ diameter while the production holes drilled prior to July 2011 generally have an AQ diameter. During July 2011, a BQ diameter rig (Diamec) was added to the production drilling capacity. Until the end of 2018, most of the analytical work was carried out at an on-site laboratory managed for Great Panther by SGS which is located within the confines of the Cata facility. The laboratory is equipped to perform Aqua Regia digest, fire assay, gravimetric and AAS. The laboratory reverted to Company management at the beginning of 2019, and therefore lost its accreditation that was gained under SGS. The Company has adopted appropriate quality assurance and quality control procedures to compensate. These include sending samples to SGS for assay.

Both the Geology Department core shed and the Cata laboratory are located within the Cata facility which is fenced and guarded around the clock. The site security is consistent with common practical industry standards.

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5.B.8.bSan Ignacio Mine

All sampling and analytical work was conducted by employees, contractors, or designates of Great Panther.

Sample preparation prior to dispatch to the analytical laboratories consisted of splitting the sample in half by cutting the core using a rock saw. Quality control measures included the insertion of quarter-core duplicates, standard reference materials, and blanks into the sample stream.

Chain of custody was established upon sample collection with the use of unique sample ID, documentation of samples per shipment to the lab, and sign-off forms for receipt of samples by the laboratory.

Prior to dispatch, the samples were stored within the core storage and logging facility located at the Company’s Cata processing plant site.

Until the end of 2018, most of the analytical work was carried out at a laboratory managed for Great Panther by SGS which is located within the confines of the Cata facility. The laboratory is equipped to perform Aqua Regia digest, fire assay, gravimetric and AAS. The laboratory reverted to Company management at the beginning of 2019, and therefore lost its accreditation that was gained under the SGS. The Company has adopted appropriate quality assurance and quality control procedures to compensate. These include sending umpire samples to SGS for assay.

5.B.9Mineral Resource Estimates

5.B.9.aGuanajuato Mine

The GMC Mineral Resource estimate has an effective date of July 31, 2021 and updates the previous resource estimate to reflect depletion due to mining and resource definition resulting from successful exploration activities.

MINERAL RESOURCE ESTIMATE AS OF JULY 31, 2021 - GUANAJUATO

		Grade	Contained	Grade	Contained	Grade	Contained	Grade	Contained
Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Measured	166,262	255	1,362,426	1.81	9,681	409	2,185,272	4.81	25,709
Indicated	85,404	240	658,767	1.68	4,600	382	1,049,757	4.50	12,350
Total M&I	251,666	250	2,021,193	1.76	14,281	400	3,235,029	4.70	38,059
Inferred	220,760	225	1,597,357	1.95	13,873	391	2,776,596	4.60	32,666

Notes:

1.	Cut-offs are based on the marginal operating costs per mining area being US$135.70/tonne for Cata, US$135.70/tonne for Santa Margarita, US$96.50/tonne for Los Pozos, US$124.90/tonne for Guanajuatito, US$148.50/tonne for Promontorio, and US$113.10/tonne for Valenciana.
2.	Block model grades converted to US$ value using plant recoveries of 87.15% Ag, 86.70% Au, and net smelter terms negotiated for concentrates.
3.	Rock Density for Cata is 2.66t/m³, 2.65t/m³ Santa Margarita, Los Pozos 2.68t/m³, Guanajuato 2.69t/m³, Promontorio and Valenciana 2.67t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 0.5m.
8.	Metal Prices US$20.00/oz silver, and US$1,650.00/oz gold.
9.	Effective date of July 31, 2021.
10.	Ag eq oz were calculated using 85:1 Ag:Au ratio.
11.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
12.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

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5.B.9.bSan Ignacio Mine

The San Ignacio Mine Mineral Resource Estimate has an effective date of July 31, 2021 and updates the previous resource estimate to reflect depletion due to mining and resource definition resulting from successful exploration activities.

Updated drilling and interpretation of zones in 2020 has resulted in the addition of Purisima HW, Purisima Int., 700, and Santo Nino zones.

MINERAL RESOURCE ESTIMATE AS OF JULY 31, 2021 – SAN IGNACIO

	Tonnes	Grade	Contained	Grade	Contained	Grade	Contained	Grade	Contained
Classification		Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)	Au eq (g/t)	Au eq (oz)
Measured	202,682	148	967,124	2.80	18,267	387	2,523,073	4.56	29,683
Indicated	65,146	134	281,611	2.79	5,839	372	779,653	4.38	9,172
Total M&I	267,828	145	1,248,735	2.80	24,106	384	3,302,726	4.51	38,855
Inferred	445,217	178	2,551,719	2.65	38,002	404	5,781,944	4.75	68,023

Notes:

1.	Cut-offs are based on the marginal operating costs per mining area being US$127.40/tonne for San Ignacio.
2.	Block model grades converted to US$ value using plant recoveries of 87.15% Ag, 86.70% Au, and net smelter terms negotiated for concentrates.
3.	Rock Density for San Ignacio is 2.64t/m³,
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 0.5m.
8.	Metal Prices US$20.00/oz silver, and US$1,650.00/oz gold.
9.	Effective date of July 31, 2021.
10.	Ag eq oz were calculated using 85:1 Ag:Au ratio.
11.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
12.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

The Mineral Resource estimates for Guanajuato and San Ignacio were completed using MicroMine 3D geological software, and the inverse distance cubed estimation technique was utilized in the estimation of grade to each of the blocks in the block models. An NSR calculator was used to convert block grades into NSR (USD/tonne) values (considering mill recoveries, smelter terms, and designated metal prices). Only blocks with NSR values over the designated full operational cost cut-off were used in the Mineral Resource estimates.

5.B.9.cConsolidated Mineral Resource Estimate for the GMC

CONSOLIDATED MINERAL RESOURCE ESTIMATE AS OF JULY 31, 2021 – THE GMC

Classification		Ag	Ag	Au	Au	Ag eq	Ag eq	Au eq	Au eq
	Tonnes	(g/t)	(oz)	(g/t)	(oz)	(g/t)	(oz)	(g/t)	(oz)
Total Measured	368,944	196	2,329,550	2.36	27,948	397	4,708,345	4.67	55,392
Total Indicated	150,550	194	940,378	2.16	10,439	378	1,829,410	4.45	21,522
Total M&I	519,494	196	3,269,928	2.30	38,387	391	6,537,755	4.60	76,915
Total Inferred	665,977	194	4,149,076	2.42	51,875	400	8,558,540	4.70	100,689

Notes:

1.	Cut-offs are based on the marginal operating costs per mining area being US$127.40/tonne for San Ignacio.
2.	Block model grades converted to US$ value using plant recoveries of 87.15% Ag, 86.70% Au, and net smelter terms negotiated for concentrates.

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3.	Rock Density for San Ignacio is 2.64t/m³,
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 0.5m.
8.	Metal Prices US$20.00/oz silver, and US$1,650.00/oz gold.
9.	Effective date of July 31, 2021.
10.	Ag eq oz were calculated using 85:1 Ag:Au ratio.
11.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
12.	Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

5.B.10Mineral Reserve Estimates

There are no Mineral Reserve estimates for the GMC. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The Company made production decisions to enter production at the GMC at both Guanajuato, in 2006, and San Ignacio in 2013. The Company did not base these production decisions on any feasibility study of Mineral Reserves demonstrating economic and technical viability of the mines. Thus, there may be increased uncertainty and risks of achieving any level of recovery of minerals from the mines at the GMC or the costs of such recovery. As the GMC does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flow to fund operations from the GMC and ultimately the profitability of these operations.

5.B.11Mining Operations

5.B.11.aGuanajuato Mine

Guanajuato consists of a series of interconnected, previously independent, mines including Promontorio, Santa Margarita, Rayas, Los Pozos, Cata, Valenciana and Guanajuatito.

Mining at Guanajuato predominantly comprises cut and fill stoping, with some pillar recovery in historic workings, and a few zones where mineralized extensions are discovered and mined over a period of a few months. Mining is generally more selective using jacklegs. However, where possible, mechanized cut and fill is utilized.

Two main shafts serve access to the active mine areas, while several other old shafts provide ventilation support. The Rayas shaft is used for transportation of personnel and supplies, while the Cata shaft, located just above the processing plant is used to transport the mineralized material for milling. These are currently de-energized and access of men and materials and egress of ore is via the Rayas ramps, San Vicente and Guanajuatito that provide the access at each end of the mine network, including for mobile equipment.

Rock integrity at Guanajuato is considered favorable, but occasionally roof support, in form of rock bolting, and very occasionally wire mesh, is required.

Mining is conducted by contractors, primarily sourced from nearby communities, utilizing equipment owned by the Company and the contractors. Mine contractors and equipment are alternated between the mines, including San Ignacio, to accommodate the mining sequencing.

Guanajuato was placed on a care and maintenance basis from January 2019 to July 2019 to allow for a focused exploration program.

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5.B.11.bSan Ignacio Mine

Mining at San Ignacio started in the third quarter of 2013 and commercial production was declared in the second quarter of 2014.

The mining method is mechanized cut and fill, with fill provided by waste development. Jacklegs are used in stopes for vertical to 70 degree production holes, and if necessary the hanging wall can be blasted to create a 2.0 m wide stope. Forced air ventilation uses electric fans, and sump pumps operate at 50-60 gpm removing mine water. The two electric air compressors deliver 1,000 cfm at 100 psi. The mine’s electric power is supplied by the Mexican national grid.

Mineralized material is trucked to the Cata processing plant using highway rated trucks with 20 tonne payload.

5.B.11.cProduction Summary

The following table reflects a summary of the production at the GMC since 2006.

	Tonnes
Year	(milled)(1)	Ag (oz)	Au (oz)
2006	86,111	105,480	988
2007	203,968	521,225	3,794
2008	155,079	848,083	5,488
2009	138,517	1,019,751	6,748
2010	144,112	1,019,856	6,619
2011	169,213	959,490	7,515
2012	174,022	1,004,331	10,350
2013	221,545	1,079,980	15,063
2014	267,812	1,239,009	15,906
2015	309,944	1,708,061	21,126
2016	320,043	1,473,229	21,626
2017	316,810	1,386,964	21,501
2018	301,014	1,096,757	19,073
2019	187,610	590,781	11,588
2020(2)	151,001	520,903	6,779
2021(3)	149,329	485,315	6,659
Total	3,296,130	15,059,215	180,823

Notes:

1.	2006-2015 reported figures reflect tonnes milled, 2016-2020 reported figures reflect tonnes mined which has a small discrepancy to tonnes milled.
2.	The operations at the GMC were suspended from April 2, 2020 through June 3, 2020 on account of the directive of the Mexican Federal Government to mitigate the spread of COVID-19.
3.	The Guanajuato Mine and the Cata Processing Plant are on care and maintenance effective November 30, 2021 and San Ignacio in January 2022.

The Company presents production forecasts annually. For 2022, the Company has assumed that the GMC remains on care and maintenance for the year and has no production. For more information, see the Guidance and Outlook section of the 2021 MD&A.

Readers are cautioned that there are no current estimates of Mineral Reserves for any of the Company’s Mexican mines. The Company made decisions to enter into production at Guanajuato and San Ignacio without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the mines, and anticipates making future production decisions without the benefit of these feasibility studies.

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As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. With the exception of Tucano, the Company’s mines do not have established Mineral Reserves and the Company faces higher risks that anticipated rates of production and production costs, such as those provided above, will not be achieved. These risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenue and cash flow to fund operations from and ultimately achieve or maintain profitable operations.

5.B.12Recovery Methods

Mineralized material from both Guanajuato and San Ignacio is blended and processed at the Cata processing plant at Guanajuato.

The three-stage crushing plant is designed to produce ball mill feed that is less than 3/8 inch in size. Run-of-mine material is passed through a grizzly, into the 1,000 tonne coarse material bin. Oversize is broken manually or with a backhoe-mounted rock-hammer. The coarse material is approximately minus 18 inch material. From the coarse bin the material is taken by an apron feeder and over a vibrating grizzly to the Pettibone (24 inches by 36 inches) primary jaw crusher. The jaw crusher has a closed setting of four inches. A second 500 tonne capacity coarse material bin is available, complete with a smaller crusher to enable separate handling of material if desired.

The flotation section was greatly improved with the installation of five automated Outotec cells in 2012, which replaced the old sections of rougher cells. The flotation products of these cells are sent, according to their quality, to cleaning cells or recirculated with scavenger products and cleaner tails for regrinding. After the cleaning step, the concentrate is sent to the concentrate thickener section and filtered to remove excess water, leaving final average moisture content of 11%. Final product concentrate is transported by highway trucks to the point of sale according to existing contracts.

In addition, a small mill for regrinding was installed in April 2012. The middling products (i.e. cleaning cell tails together with the scavenger products) are reground to liberate the valuable sulfides before being recirculated to the head of the flotation circuit.

Over the last eight years, other improvements include: (i) installation of a new electrical substation; (ii) total change of electrical cables; (iii) new tailings pumping system to the tailings dam (fully instrumented); and (iv) the implementation of a single pump station to replace the old system with five pumping stations to reduce electrical consumption.

5.B.13Infrastructure, Permitting and Compliance Activities

5.B.13.aOverview

The GMC also includes ancillary infrastructure for senior management, technical services, assay laboratory, warehousing, finance, and other administrative services, and are located adjacent to the Cata processing plant. There are other smaller mine buildings located at San Vicente and San Ignacio.

The GMC enjoys proximity to urban development, including power and road infrastructure. Medical facilities are available at a short distance.

5.B.13.bTSF Permitting and Capacity

The Company placed the GMC on care and maintenance (Guanajuato and Cata processing plant in November 2021 and the San Ignacio mine in early January 2022) while awaiting permits to extend the tailings facility or find other alternatives to maximize the value of GMC. For a discussion of risks associated with the GMC TSF capacity and permitting matters, see Section 8.C.4 of the AIF under the heading “Risk Factors – “The Risks Associated with Obtaining and Complying with Tailings and Other Permits”.

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5.B.13.cWastewater Discharge

In June 2016, the Company filed a request for authorization to discharge wastewater in San Ignacio. The authority conducted a technical visit in November 2016. In April 2018, the authority requested additional information, which the Company promptly submitted. In the fourth quarter of 2019, the Company received the authorization to legally discharge wastewater from San Ignacio.

5.B.14Exploration and Development

At the GMC, on the Guanajuato trend, 354 metres of exploration drilling was completed at Guanajuatito in Q4 for a total of 7,008 metres in 2021 compared with the budget of 10,000 metres. The budget shortfall was largely the result of a shift of focus to drilling at San Ignacio where 174 metres were drilled in Q4 for a total of 10,680 metres in 2021 against a budget of 5,180 metres.

At San Ignacio the exploration program focused on core drilling with one surface rig, evaluating the extension of the Purisima vein system between the historical Santo Niño and San Pedro shafts. Drilling indicates a 300-metre-long zone at Santo Niño with high gold and silver grades close to surface and extending over 150 metres down dip. There is no evidence of historical workings on this zone and it is situated just 150 metres to the southeast of underground development by Great Panther. These results are considered exciting from an exploration perspective as they demonstrate the potential for new discoveries on known structures in the tenement.

In November 2021, the Mine Geology and GMC Exploration teams were restructured with the focus on harnessing the knowledge and skills of the team to generate 3D exploration models for both the Guanajuato and San Ignacio trends. Focus is initially on Guanajuato to develop and test the database structure and in January 2022 San Ignacio started to be developed in parallel. The modelling will allow the team to better understand the controls on mineralization at the GMC with the objective of identifying exploration opportunities.

5.C.	TOPIA

The scientific and technical information on Topia in this Section 5.C. of the AIF is based on the Topia Technical Report described in Section 1.E. of the AIF. The conclusions, projections and estimates as well as certain other information included in this Section of the AIF are presented in summary form and subject to the qualifications, assumptions and exclusions set out in the Topia Technical Report. Readers are recommended to read the Topia Technical Report in its entirety to fully understand the project. The Topia Technical Report in available on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

5.C.1Topia Mine

Effective February 18, 2004, the Company entered into an option agreement, which granted it the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment (including the mill, buildings, offices, houses and quarters for the workers) and Topia Mining Concessions located in the Municipality of Topia, state of Durango, Mexico from Compañía Minera de Canelas y Topia, as optionor, by making cash payments totalling $1.7 million. The Company completed the cash payments on exercise of the option in February 2005. In addition to the payments to the optionor, the Company agreed to assume debt encumbering the property totalling $0.8 million upon signing of the purchase agreement. The debt owing was secured by Topia’s assets. The balance of the debt was repayable out of production from concentrate sales as a 10% NSR royalty. After the debt was repaid, there was no further royalty. The remaining debt balance was fully paid and there are no outstanding conditions to retain title to the property.

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The Company has mineral rights covering the operating mines and associated properties. The Company has surface rights for the land on which the plant sits and agreements for the properties covering the operating mines and tailings facilities.

5.C.2Project Description, Location and Access

Great Panther holds a 100% interest in Topia through its wholly owned Mexican subsidiary, MMR.

Topia is situated in the Sierra Madre, around the town of Topia, Durango State, Mexico, approximately 235 km northwest of the city of Durango. Ground access is provided via 350 km of paved and gravel road, travelling north from the city of Durango, via Highway 23 to Santiago Papasquiaro, and then west to Topia. Total travel time by road is approximately eight hours. Small aircraft flights from Culiacán and Durango service the town of Topia daily.

The property encompasses 53 contiguous concessions that total approximately 6,686 hectares. The Topia mill and office complex is located at approximately 25° 12’ 54” N latitude and 106° 34’ 20” W longitude.

The Topia area lies within the Sierra Madre Occidental (“SMO”), in a remote region of rugged terrain. Hillsides are quite steep with elevations ranging from 600 masl up to over 2,000 masl.

The climate is generally dry for most of the year, with a wet season from June to September, during which time 200 mm to 500 mm of rain may fall. The annual mean temperature is 17°C, but winters can be cool with frosts and light snow, particularly at higher elevations. Exploration and mining work can be conducted year-round.

Vegetation consists of thickly inter-grown bush, comprising mesquite, prickly pear, nopal and agave, giving way to pine and oak forest at higher elevations.

Land use in the area is predominantly mining, forestry and agriculture.

5.C.3History

Mining in the region predates European colonization and was first reported in the Topia area in 1538. The first mineral concessions were granted at Topia in the early 1600s.

Production from Topia during the period spanning the latter portion of the 19th century until the Mexican Revolution in 1910 was reportedly between $10 million and $20 million. This is estimated to have been the equivalent of between 15 million and 30 million ounces of silver.

Compañía Minera Peñoles SA (“Peñoles”) acquired the mines in the district in 1944 and completed the construction of a flotation plant in 1951. Peñoles operated at Topia from 1951 to 1990 when the operations were sold to Compañía Minera de Canelas y Topia which carried on operations privately until 1999 when the mine was shut down due to low metal prices. Production for the period 1952 to 1999 totalled 17.6 million ounces of silver and 18,500 ounces of gold.

Following Great Panther’s acquisition of Topia in 2004, Great Panther refurbished and recommissioned the mill during the second half of 2005 and gradually increased the throughput at the plant. At the end of 2005, the mine was put back into production, after having been on care and maintenance for the prior six years. Since 2005, the Company has undertaken the rehabilitation of many of the mines in order to re-access the Argentina, La Dura, Don Benito, El Rosario, San Gregorio, San Miguel, San Jorge, La Prieta, Cantarranas, Animas, Oliva, Las Higueras, San Pablo, Oxi, Oxidada and Recompensa veins and resample parts of the veins as part of a due diligence on sampling carried out by Peñoles. This resampling, combined with the sampling carried out by Peñoles, forms a partial basis for the current Mineral Resource estimate.

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Since 2006, underground exploration and production channel samples have been collected by Great Panther from all stopes and development drifts. This work included new development along the San Gregorio, El Rosario, Cantarranas, Don Benito, Las Higueras, San Pablo, Oxi, Oxidada, La Prieta and Recompensa veins. Exploration diamond drilling programs have targeted the various vein structures.

5.C.4Geological Setting, Mineralization and Deposit Types

The Topia district lies within the SMO, a north-northwest-trending belt of Cenozoic-age rocks extending from the US border southwards to approximately 21°N latitude. The belt measures roughly 1,200 km long by 200 km to 300 km wide. Rocks within the SMO comprise Eocene to Miocene age flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The property is underlain by a km thick package of Cretaceous and Tertiary andesite lavas and pyroclastic rocks which are, in turn, overlain by younger rhyolitic flows and pyroclastics. The volcanic sequence is transected by numerous faults, some of which host the mineralized veins in the district. There are two sets of faults: one striking 320° to 340° and dipping northeast and the other striking 50° to 70° and dipping steeply southeast to vertically. The northeast-trending faults are the principal host structures for precious and base metal mineralization.

The mineral deposits at Topia are adularia-sericite-type, silver-rich, polymetallic epithermal veins. Silver-gold-lead-zinc mineralization is found in fissure-filling veins along sub-parallel faults. Mineralization within the veins consists mainly of massive galena, sphalerite, and tetrahedrite in a gangue of quartz, barite, and calcite. The vein constituents often include adularia and sericite, and the wider fault zones contain significant proportions of clay as both gouge and alteration products.

Ore minerals occur as cavity-filling masses, comprising millimetre-scaled crystals of galena and sphalerite. No definitive metal zoning has been discerned, but the lower parts of the mines are reported to contain higher gold content than at higher elevations.

The veins range in thickness from a few cm to three m. They are very continuous along strike, with the main veins extending more than four km. The Madre vein has been mined for 3.5 km and the Cantarranas vein for 2.4 km. Many of the other veins have been mined intermittently over similar strike lengths. Vertically, the veins grade downward to barren coarse-grained quartz-rich filling and upwards to barren cherty quartz-calcite-barite vein filling. The main host rock is andesite of the Lower Volcanic Series, which is usually competent, making for generally good ground conditions within the mine. In wider sections, with greater clay content and/or zones of structural complexity, ground conditions are less favourable.

5.C.5Exploration

The Company carried out refurbishment and sampling of underground drifts through 2005 and 2006. A total of 779 samples were taken from the Dos Amigos, La Dura, El Rosario, Cantarranas and Madre veins. The sampling was successful in confirming earlier sampling work carried out by Peñoles prior to the Company acquiring the property. Since 2005 the Topia Mine has been in operation with mining from multiple veins. Routine underground chip sampling has taken place both by the exploration staff, and as well by the operations staff. Exploration sampling has both been on surface exposures of veins, but most of the exploration sampling has been in evaluation of historical development driven on multiple veins. Most of the underground sampling has been done by operations staff, as routine chip sampling across the vein in both development levels, sub-levels, and stopes, in areas of active mining.

Exploration drilling in Q4 2021 was 2,408 metres for a total of 5,845 metres in 2021. During the quarter, drilling was performed by two surface drill rigs and two underground drill rigs with focus of surface drilling on the Unión del Pueblo, Hormiguera and San Juan mine extensions and underground at the 1522 Mine. The primary purpose of this exploration program is to increase definition of existing Inferred Mineral Resources.

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The mineralized veins at Topia are laterally extensive and can locally be followed for more than 4 kilometres. They are steeply dipping and, due to their narrow width, mine development is ‘on-vein’ rather than parallel to it. Consequently, the veins are drilled at wide spacing from surface to trace their lateral continuity, then detail sampled underground as development progresses. Minimal underground exploration drilling is conducted. In this way, Inferred Mineral Resources are defined primarily from surface drilling, with a goal of upgrading to Measured & Indicated Resources once the underground sampling is complete.

5.C.6Drilling

Great Panther has been diamond drilling at Topia since 2004. Drill programs were planned and supervised by personnel employed by the Company, its subsidiaries and/or contractors. The surface drilling programs conducted from 2004 to 2012 and in 2017 were carried out under contract. Underground drill programs were carried out by Topia drillers. Core logging and collar surveys were carried out by Great Panther personnel. All surface holes are NQ-size, although some surface holes were collared as HQ (6.35 cm diameter) and reduced to NQ. Underground drill holes are A size core.

Exploration drilling in Q4 2021 was 2,408 metres for a total of 5,845 metres in 2021. During the quarter drilling was performed by two surface drill rigs and two underground drill rigs with focus of surface drilling on the Union del Pueblo, Hormiguera and San Juan mine extensions and underground at the 1522 Mine. The primary purpose of this exploration program is to increase definition of existing Inferred Mineral Resources.

Core logs, sample intervals and surveys are entered into a Microsoft SQL database using a proprietary logger. The database is managed and validated by Great Panther mine staff, with the assistance of exploration personnel based in Vancouver.

The core logging and sampling is carried out within a fenced compound at the mill site. Access to the core is restricted to Great Panther employees or contractors. The core shack and sampling facility are adequately equipped and secure. Core recovery in those sections reviewed by the Topia Qualified Person was appropriate, and the sampling was done correctly.

5.C.7Sampling, Analysis and Data Verification

Sampling comprises both diamond drill and channel samples. Drill holes provide a reliable indication of the vein locations but drifting and raising on vein was required to fully evaluate the quantity and grade of the Mineral Resources.

The channel sampling was conducted either across the back or at waist height across the drift face using a hammer and moil. The protocol for sample lengths was that they were to be no longer than two m. Sample spacing was in the order of 1.5 m to 2.5 m in the more densely sampled areas. The veins tend to be very steeply dipping to vertical, and so these samples are reasonably close to representing the true width of the structure.

The channel samples were processed and assayed at the Topia laboratory. Samples were dried, crushed in two stages, riffle split and pulverized. A sample was taken from the pulp and weighed, while the rest was kept in storage. Samples were analyzed for gold and silver by fire assay and gravimetric finish, or for base metals by atomic absorption.

Diamond drill core samples were marked on the core by geologists. Samples did not cross lithological limits and their lengths were constrained to within a minimum of 10 cm and a maximum of two m. Mineralized structures and the material adjacent to them were always sampled. For sets of veins with less than five m separation, the material between veins was sampled entirely. Samples were taken using a diamond saw to split the core. The samples were prepared at the Topia laboratory.

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The total database encompasses three components: diamond drilling, production channel sampling, and the historical development channel sampling completed by the former owner, Peñoles. All three datasets were variably used in the modeling of the various veins and vein splays. Peñoles data in certain mines were minimal.

In the opinion of the Qualified Person at the time, the sampling at Topia was conducted in an appropriate fashion using techniques that are commonly used in the industry. The samples were properly located and oriented and were representative of the mineralization. Assaying is being conducted using conventional methods, in facilities that are properly configured and managed. Performance of the laboratory is being monitored by both internal QA/QC protocols and comparison with an external laboratory.

All phases of the sampling, transport and assaying were carried out under the supervision of Great Panther authorized personnel or authorized contractors. The Topia lab and core handling facility are enclosed within the mill compound, which was constantly supervised and reasonably secure. The sample preparation, analysis, and security procedures at Topia were adequate and consistent with common industry standards.

5.C.8Mineral Resource Estimates

The estimate of Mineral Resources was last completed for Topia with an effective date of March 31, 2021 (refer to the corresponding Topia Technical Report) and supersedes the previous Mineral Resource estimates for Topia by Brown (2019), with effective date of July 31, 2018.

MINERAL RESOURCE ESTIMATE AS OF MARCH 31, 2021 - TOPIA

	Tonnes	Grade	Grade	Grade	Grade
Classification	(000s)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Measured	176.0	630	1.92	4.63	4.80
Indicated	155.8	587	1.75	4.15	4.16
Total M&I	331.8	609	1.84	4.40	4.50
Inferred	274.6	592	1.44	3.35	3.63

13.	Notes:
1.	CIM Definitions were followed for Mineral Resources.
2.	Area-Specific vein bulk densities as follows: Argentina - 3.04t/m3; 1522 - 3.15t/m3; Durangueno - 3.15t/m3; El Rosario – 2.92t/m3; Hormiguera - 2.61t/m3; La Prieta - 2.86t/m3; Recompensa - 3.32t/m3; Animas - 3.02t/m3; San Miguel - 2.56t/m3; San Juan – 3.39t/m3; Laura (Hipolito) – 2.85t/m3; and Union de Pueblo – 2.61t/m3.
3.	Measured, Indicated, and Inferred Mineral Resources are reported at a cut-off Net Smelter Return (NSR) in US$, include 1522 Mine $280/t, Argentina Mine $257/t, Durangueno Mine $202/t, Recompensa Mine $245/t, Hormiguera Mine $230/t, El Rosario Mine $345/t, La Prieta $254/t, Animas $287/t, San Miguel $241/t, San Juan $233/t, Laura (Hipolito) $252/t, and Union de Pueblo $241/t.
4.	Total estimates may not agree due to rounding.
5.	A minimum mining width of 0.30 metres was used.
6.	Mineral Resources are estimated using metal prices of US$1,650/oz Au, US$20.00/oz Ag, US$0.85/lb Pb, and US$1.20/lb Zn; and metallurgical recoveries of 92.4% for Ag, 55.4% for Au, 94.3% for Pb, and 90.5% for Zn.
7.	2021 Mineral Resource Ag Eq oz were calculated using 85:1 Ag:Au ratio, and ratios of 1:0.041 and 1:0.049 for the price/ounce of silver to price/pound of lead and zinc, respectively. The ratios are reflective of average metal prices for 2021.
8.	Mineral Resource estimation has an effective date of March 31, 2021. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource. Inferred Mineral Resources have a high degree of uncertainty as to their economic and technical feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resources can be upgraded to Measured or Indicated Mineral Resources.

Geological modelling and subsequent Mineral Resource estimation were performed by Great Panther under the supervision of the Qualified Persons in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Sections.

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For estimating the Mineral Resources for the Great Panther Topia Mine, the Qualified Person has applied the definitions of “Mineral Resource” as set forth in the CIM Definitions Standards, adopted May 10, 2014 (CIMDS).

Under CIMDS, a Mineral Resource is defined as:

“…a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class, respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery. There are no Mineral Reserves disclosed in this report.

The Mineral Resources were estimated from 10 mine area-specific block models. A set of 60 wireframes representing the mineralized zones (veins) served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) gold, silver, lead, and zinc grade interpolations. Each block residing at least partly within one of 60 wireframes received a grade estimate. Refer to the Mineral Resources Table above for a summary tabulation of the estimates.

The full operational cost cut-off value as calculated by the mine operating staff ranges from US$202 to US$345/tonne for different areas based on full mine operating costs (mining, milling, administration). Block model silver, gold, lead, and zinc grades have been converted to an US$ NSR value using an NSR “calculator” which takes into effect metal prices (long term projected to be US$20.00/oz silver, US$1,650/oz gold, US$0.85/lb lead, and US$1.20/lb zinc), plant metallurgical recoveries

5.C.9Mineral Reserve Estimates

There are no Mineral Reserve estimates for Topia. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

5.C.10Mining Operations

The Topia Mine is 235 km northwest of, and connected by gravel and paved road to, the logistical center of Durango, Durango State. The trip from Topia to Durango takes approximately 8 hours to drive by pickup truck. All minor supplies (fuel, food) can be purchased in Topia, but equipment parts and major repair must be secured through the Durango facilities of the Company. The access road is sufficient for 30 tonne articulated concentrate trucks. Topia has a runway sufficient for small single or twin-engine aircraft which is used regularly by Company personnel to access either cities of Durango or Culiacan (in Sinaloa state). Topia consists of several mines, which comprise Argentina, 15-22, San Miguel, 9 North, San Juan, Recompensa, Hormiguera, El Rosario, La Prieta, El 80, and Durangueno.

Mining at Topia generally consists of development along very narrow veins. Mining is selective using jacklegs, however, where possible, mechanized cut and fill is deployed. All mines are accessed via adits and ramps, although internal passes are constructed to access the upper and lower ore zones. Rock integrity at the mines at Topia is considered favorable, but on rare occasions roof support, in the form of rock bolting, and occasionally wire mesh, is required.

Mining is conducted by contractors and in-house miners sourced from nearby communities and outside cities, and utilizes equipment owned mostly by the Company. Mine contractors and equipment are alternated between the mines to accommodate the variations in production plans.

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For the narrower veins at Topia, mining is conducted by overhand cut and fill stoping with resuing to selectively mine the mineralized material separate from the waste to minimize dilution. Drilling is performed with jackleg drills and mineralized material is hand mucked in the stope and dropped down timber crib muck passes which are developed upwards as the stoping advances. Mineralized material is hand sorted at the face so that only the higher-grade material is removed from the stope. Worker access and ventilation is provided in timber crib man-ways adjacent to the muck passes. The level interval for the stopes is typically 40 m.

The use of ground support in the small tunnels and narrow stopes is infrequent as the small headings require little support.

From the muck passes the mineralized material is pulled via manual chutes, loaded into small rail cars and hand trammed to a stockpile at the portal. At the surface ore stockpile, the mineralized material may again be hand sorted to remove waste material. The mineralized material is then picked up by front end loader and loaded into highway-style 10 tonnes to 20 tonnes capacity dump trucks to be hauled to the mill.

Along the Argentina and Don Benito veins, in the Argentina and 15-22 Mines respectively, there are significant areas with vein widths ranging from 0.5 to 1.0 m. In these wider areas, mechanized cut and fill mining is applied with resuing to control ore dilution with waste. Mobile equipment used includes small 2 cubic yard LHDs for development and 1 cubic yard and 0.5 cubic yard LHDs for mucking in the stopes. Development access is provided via decline. Ground support consists of rock bolts and mesh as required.

Sublevels are 40 m apart in the mechanized cut and fill areas. Waste is either generated from material beside the vein, which is blasted separately from the mineralized material, or elsewhere from waste development within the mine to remain as backfill.

Lifts in the mechanized cut and fill stope are taken with horizontal holes (breasting) instead of drilling uppers (which is more productive) since it generates a ragged back leading to problems with ground support.

Mineralized material is hauled from the mechanized cut and fill stopes by LHD and then loaded into a truck for haulage to the mill.

5.C.11Processing and Recovery Operations

The mill employs conventional crushing, grinding, and flotation to produce lead and zinc sulfide concentrates. The operation normally runs seven days a week, 24 hours per day, with a weekly maintenance shift. The conventional wet tailings handling system was transitioned to dry stack by construction of a filtration facility that commenced operation in 2017.

5.C.12Infrastructure, Permitting and Compliance Activities

5.C.12.aOverview

Topia is a relatively small town of approximately 3,500 people. However, a good portion of the population has worked in mining and there is a good local source of labour. The town is serviced by road, chartered air service, power grid, telephone, and a high-speed microwave communication system. There are restaurants, hostels, and medical services; however, there are no banks or automated banking machines. Great Panther uses a microwave point-to-point service for telephone and internet, and also maintains fixed telephone lines for redundancy. Water is available from numerous springs, streams and adits.

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The surface and underground infrastructure at Topia includes the following:

●	extensive underground workings;
●	multiple adits from surface as well as raises, drifts, cross-cuts, sub-levels and ramps;
●	mine ventilation, dewatering and compressed air facilities;
●	conventional and mechanized underground mining equipment;
●	mine, geology, processing and administrative offices;
●	a flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells and concentrate dewatering circuit;
●	a tailings filtration and dry stack storage facility; and
●	connection to the national grid for the supply of electric power.

There are no known environmental liabilities associated with the mineral claims, other than the provision recognized in the Annual Financial Statements for the estimated present value of future reclamation and remediation associated with the future retirement of Topia.

5.C.12.bTopia TSF

All permits are in place for Topia, the latest being the permit issued by SEMARNAT in December 2017 for use of the Phase II TSF for deposition of filtered tailings. Phase II is a dry stack operation using filter cake with an underdrainage system to assist in removing water from Phase I. The deposition includes stacking and compaction of the material.

Phase I of the TSF was closed and contoured during 2018. Based upon recommendations from an independent consulting firm, three additional instrumentation stations in the footprint of the TSF were put in place in 2019 for the purposes of continuous monitoring.

An independent consulting firm will continue to perform an annual review of Phase I, as well as conduct geotechnical reviews and provide design considerations for Phase II.

On March 9, 2020, the Company announced it had temporarily ceased tailings deposition at its Topia Phase II TSF following receipt of a report on the TSF from the independent tailings management and geotechnical consultants engaged by the Company to evaluate the TSF. The report recommended that stacking of tailings of the Phase II area of the TSF be discontinued based on evidence of mass movement underlying Phase I and Phase II of the TSF. Mining and processing activities continued uninterrupted with tailings being deposited at alternative temporary locations until processing activities were halted by the government enforced shutdown due to COVID-19.

During the suspension of non-essential activities due to COVID-19, Great Panther continued monitoring the conditions on Phase II and installed additional geotechnical instrumentation, including several new piezometers and inclinometers, as recognizance work was permitted. In addition, tests were carried out to determine the state of the tailings in Phase I. Extensive work has been carried out to identify and reduce the flow of water into the base of the TSF. The completion of the geological reconnaissance program during the suspension of operations allowed time to implement remedial measures, including the drilling of several dewatering and depressurization wells in and around Phases I and II. Monitoring indicated that it was safe to return stacking in Phase II, which is expected to provide sufficient capacity until the end of 2022. Deposition at Phase II recommenced in August 2020 on the basis of continued positive results of

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monitoring and an interim stacking plan for Phase II received from a third-party consultant with strict control on sequence and compaction level. The Company has also received the required permit for Phase III, which will be available for use after constructing retaining walls and erosion controls around the base of the facility.

The Company has implemented precautionary measures to mitigate the risk of movement of the TSF material, including notification and relocation of certain inhabitants who moved back to live below the TSF after having previously been relocated away from the TSF. The Company has drilled a series of dewatering wells regionally in the location of Phase I and II and 6 depressurization wells in Phase I, as part of the recommending remediation. The Company also repaired all drainage systems in the regional area by concrete lining and repaired the catchment sumps below Phase II in effort to limit water infiltration into the TSF’s. The final installation of pumps occurred in February 2021. Movement to date and with the return to Phase II deposition has been within in the established Trigger Response Action Plan (“TARP”) parameters. Currently the area is in the “green” category of TARP. Phase III is on top of the old Peñoles TSF and the stacking of filtered tails would also form part of the remediation work required for this TSF. The Company is redesigning the Phase II TSF within the permitted area and with capacity to the end of 2023.

In November 2021, an updated survey of the Phase II TSF permitted area was performed and revealed that the permitted area was not consistent with the original design.

In November 2021, an updated survey of the Phase II TSF permitted area was performed and revealed that the permitted area was not consistent with the original design. The Company subsequently modified the Phase II TSF design to adjust it to the correct permitted area, resulting in the total storage capacity being unchanged at approximately two years. In January 2022, the Company submitted an Environmental Impact Assessment (EIA) to obtain permits to extend the Phase II TSF to include the area that had been included in the original design. If approved, this will provide an additional 2 years of tailings storage.

For a discussion of risks associated with the Topia TSF, see Section 8.B.1 of this AIF under the headings “Mining and Mineral Exploration Have Substantial Operational Risks” and Section 8.C.3 “Risks Associated with Continued use of Topia Tailings and Expansion”.

5.C.13Production

The Company has established a LOM estimate for Topia of 3.0 years as at December 31, 2020, for the purposes of amortizing the mineral, properties, plant and equipment. This LOM estimate does not take into account any additional Mineral Resources which may be discovered through recent and future exploration drilling. The Company re-evaluates its LOM estimate on an annual basis. The Company will commence reclamation and remediation at Topia shortly before the end of its mine life and carries a provision of $6.6 million to cover these costs. The estimate of asset retirement costs is calculated using current cost estimates which are then inflated to the future expected cash flow and then discounted to a current value using a risk-free rate of interest consistent with the expected cash flow timing, all as more particularly described in the Audited Financial Statements.

The provision is based on a closure cost estimate discounted to present value. If no further Mineral Resources are defined, reclamation and remediation at Topia are anticipated to commence in 2024 and continue through to 2047. However, the timing and amount of reclamation and remediation is subject to future changes in the LOM estimate. For example, the addition of Mineral Resources through recent and future exploration drilling could extend the LOM estimate.

For the year ended December 31, 2021, 1.1 million Ag eq oz were produced at Topia.

Readers are cautioned that there are no current estimates of Mineral Reserves for any of the Company’s Mexican mines. The Company made decisions to enter into production at Topia without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves

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demonstrating economic and technical viability of the mines, and anticipates making future production decisions without the benefit of these feasibility studies.

As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. As the Company’s mines in Mexico do not have established Mineral Reserves the Company faces higher risks that anticipated rates of production and production cost budgets will not be achieved. These risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenue and cash flow to fund operations from and ultimately achieve or maintain profitable operations.

Below is a summary of the historical production of Topia.

Production – Topia Mine

Year	Tonnage	Silver	Gold	Lead	Zinc
	(Tonnes)[1]	(Oz)	(Oz)	(Tonnes)	(Tonnes)
2006	22,445	208,004	406	627	742
2007	33,605	279,441	643	735	847
2008	35,318	366,199	812	876	1,074
2009	30,045	437,079	403	871	1,057
2010	38,281	515,101	597	1,092	1,358
2011	46,968	535,881	500	941	1,315
2012	56,098	555,710	573	962	1,477
2013	62,063	631,235	651	1,116	1,673
2014	67,387	667,636	555	1,154	1,675
2015	65,387	677,967	614	1,198	1,850
2016	55,836	574,031	612	1,033	1,496
2017	53,745	595,721	999	1,291	1,757
2018	73,605	761,107	1,087	1,958	2,361
2019	79,257	938,581	1,344	1,960	2,576
2020	57,391	597,194	835	1,233	1,714
2021	63,516	716,507	1,047	1,385	1,849
Total	840,947	9,057,394	11,678	18,432	24,821

14.	Note:
1.	Includes purchased ore tonnes milled. Excludes custom milled tonnes.

The Company presents production forecasts for its Mexican operations on a consolidated basis annually. For more information, see the Guidance and Outlook section of the 2021 MD&A.

5.C.14Exploration and Development

Development plans for Topia during 2022 are limited to ongoing underground mine development and exploration drilling in the normal course of operations. The Company plans to spend $0.5 million in 2022 on a surface drilling program of 3,740 metres focused on defining new Mineral Resources in six areas along the strike and down-dip extents of present mining efforts.

6.	ADVANCED-STAGE PROJECTS
6.A.	CORICANCHA

Coricancha is a polymetallic mine that includes a 600 tonne per day flotation and gold BIOX® bio-leach plant along with supporting mining infrastructure. Coricancha has been on care and maintenance since August 2013 when it was

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closed due to falling commodity prices. The Coricancha property comprises more than 3,700 hectares in the prolific Central Polymetallic Belt and production at the mine dates to 1906. Gold-silver-lead-zinc-copper mineralization (approximately 80% gold-silver by value) occurs as massive sulphide veins that have been mined underground by cut and fill methods.

The Company’s Peruvian subsidiary, Great Panther Silver Peru S.A.C. (“GP Peru”), completed the acquisition (the “Coricancha Acquisition”) of all of the issued and outstanding shares of Nyrstar Coricancha S.A. from Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V., as sellers (together “Nyrstar”) on June 30, 2017 (the “Completion”). Nyrstar Coricancha S.A. was the 100% owner of Coricancha, gold-silver-lead-zinc-copper mine and mill complex in Peru at Completion.

The Coricancha Acquisition was completed pursuant to a Share Purchase Agreement originally dated December 19, 2016, among the Company, GP Peru, Nyrstar, and Nyrstar Coricancha SA (the “Original SPA”). The Original SPA was amended and restated on June 9, 2017 (the “Amended and Restated SPA”) and further amended by agreement dated June 28, 2017 (the “Second Amendment Agreement”) and further subsequently amended pursuant to an amending letter agreement dated June 27, 2020 (the “Amending Agreement” and collectively, with the Original SPA, the Amended and Restated SPA and the Second Amendment herein referred to as the “SPA”).

The legal name of Nyrstar Coricancha S.A. was changed GPC after the Coricancha Acquisition.

6.A.1The SPA

The parties entered into the Amended and Restated SPA in order to incorporate certain amendments to facilitate the reorganization of Nyrstar’s investments in Peru in connection with its planned divestitures. The amendments in the Amended and Restated SPA did not materially impact the terms of the acquisition under the Original SPA. The parties entered into the Second Amendment Agreement in order to defer payment of the initial $0.1 million portion (the “Completion Price”) of the Purchase Price (defined in 6.A.1.c below) from Completion to a date no later than five business days following the receipt of a final cost certificate from the Peruvian tax authority that related to the cost base of Nyrstar’s shares in GPC. The Second Amendment Agreement also included corresponding agreements relating to certain tax matters. The Amending Agreement was concluded to amend and restate the Mine Closure Agreement (defined and described below) and to make certain agreements with respect to the Cancha tailings reclamation obligation and extend a right of Nyrstar to purchase Coricancha tendered concentrates for two- and one-half-year period following the initial five-year period from Completion, subject to certain rights of first offer in favour of Samsung.

A copy of the Original SPA was filed on SEDAR on January 13, 2017. A copy of each of the Amended and Restated Share Purchase Agreement and the First Amendment Agreement were filed on SEDAR on July 10, 2017. A copy of the Amending Agreement and the Amended and Restated Mine Closure Agreement (which is a schedule to the Amending Agreement) were filed on March 11, 2021. Readers are advised to refer to the filed agreements for a complete description of the terms of the Acquisition. The forms of the Mine Closure Agreement, Earn-Out Agreement and Nyrstar Parent Guarantee, each as discussed below, are each included as exhibits to the Original SPA and Amended and Restated SPA. The summary of material terms of each of the agreements provided in this AIF is qualified by reference to the entirety of the SPA.

Reference to the “Amending Agreements” shall be to the Letter Agreement and the Amended and Restated Mine Closure Agreement. Reference to the Coricancha Agreements shall be to each of the acquisition agreements, as amended from time to time including, collectively, the Original SPA, the Amended and Restated SPA, the Second Amendment, the Mine Closure Agreement, the Earn-Out Agreement, the Nyrstar Parent Guarantee, the Letter Agreement and the Amended and Restated Mine Closure Agreement.

Capitalized terms used in the discussion below that are not defined have the meaning prescribed to them in the SPA and related exhibits.

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6.A.2Closing of the Coricancha Acquisition

The Coricancha Acquisition was completed by Nyrstar transferring all of the issued and outstanding shares of Nyrstar Coricancha S.A. to GP Peru. Concurrently, the following agreements were executed in accordance with the SPA and came into effect on Completion:

●	An earn-out agreement between the Company, GP Peru, Nyrstar, and Nyrstar Coricancha S.A., in the form attached to the SPA (the “Earn-Out Agreement”);
●	A mine closure agreement between Nyrstar and Nyrstar Coricancha S.A., in the form attached to the SPA (the “Mine Closure Agreement”); and
●	A guarantee of Nyrstar NV, the ultimate parent of Nyrstar, in favour of GP Peru and the Company, in the form attached to the SPA (the “Nyrstar Parent Guarantee”).

Nyrstar and the Company also executed a transition services agreement on closing in order to facilitate the transition of management and ownership of Nyrstar Coricancha S.A. to the Company and GP Peru. The transition services agreement was in effect for several months following Completion.

6.A.3Acquisition Consideration

Under the terms of the SPA, GP Peru acquired Nyrstar Coricancha SA from Nyrstar for a purchase price (the “Purchase Price”) comprising:

●	the Completion Price of $0.1 million, which was paid subsequent to Completion in September 2017; and
●	up to $10.0 million in earn-out consideration to be paid under the Earn-Out Agreement, as described further below.

6.A.4Earn-Out Agreement

Under the Earn-Out Agreement, GPC will pay Earn-Out Consideration to Nyrstar that will equal 15% of the free cash flow generated by Coricancha during the five-year period after which Coricancha is cumulative free cash flow positive from completion to a maximum of $10.0 million. Specific material terms of the Earn-Out Agreement include the following:

●	the Earn-Out Consideration will be determined as being equal to 15% of the Free Cash Flow of the Company during the Earn-Out Period, calculated and paid at the end of each relevant fiscal year of the Company during the Earn-Out Period;
●	Free Cash Flow will be determined as the net income or loss of Coricancha, with adjustment for certain amounts specified in the Earn-Out Agreement related to depreciation and amortization, non-cash expenses and losses, deferred income tax and sustaining capital expenditures, each as determined in accordance with IFRS;
●	the Earn-Out Period will begin on the Trigger Date (as defined below) and will expire on the earlier of:
●	the date that is five years from the Trigger Date; and

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●	the date on which the Cumulative Free Cash Flow generated from Coricancha since the Trigger Date has equaled an amount such that the Earn-Out Consideration to be paid by the Company to Nyrstar under the Earn-Out Agreement will equal $10.0 million;
●	the Trigger Date will be the date on which the aggregate cumulative Free Cash Flow generated by Coricancha from the Date of Commencement of Commercial Production has equaled or exceeded the amount of the Start-Up Expenditures, as defined in the Earn-Out Agreement, incurred by the Company from the date of Completion of the Acquisition to the Date of Commencement of Commercial Production; and
●	the Date of Commencement of Commercial Production will be the date after Completion which is the first day of the first three-month period (whether calendar months or otherwise) during which period the average rate of production at Coricancha is at least 400 tonnes per day (with production calculated on the basis of mined material processed through the plant).

The Company will guarantee to Nyrstar the payment by GPC of the Earn-Out Consideration under the Earn-Out Agreement. To date, no consideration has been paid under the terms of the Earn-Out Agreement.

6.A.5Reclamation Agreements

The SPA includes agreements between the Company, GP Peru, GPC and Nyrstar regarding legacy environmental matters relating to Coricancha. These agreements became effective on Completion and relate to the reclamation of tailings facilities at Coricancha and the funding of the corresponding reclamation costs. These terms include the following material provisions:

●	GP Peru will cause GPC to reclaim the Cancha 1 and Cancha 2 TSF (being part of Coricancha), in accordance with the mine closure plan approved by MEM (the “Cancha Tailings Reclamation Plan”);
●	GP Peru will cause GPC to reclaim the Triana TSF (being part of Coricancha), in accordance with the mine tailings abandonment plan approved by MEM (the “Triana Reclamation Plan”);
●	Nyrstar will fund the payment of the Reclamation Costs associated with undertaking the reclamation work required to complete the Cancha Tailings Reclamation Plan and the Triana Reclamation Plan, to a maximum of $20 million; and
●	Nyrstar will advance funds to GPC to fund the Reclamation Costs on a quarterly basis in accordance with agreed upon mechanics set forth in the SPA.

In addition, Nyrstar has agreed to settle all outstanding fines or sanctions relating to Coricancha, to a maximum of $4.0 million (subject to certain exclusions to which the maximum will not apply).

To date, the Company has completed some of the reclamation work under the Cancha Tailings Reclamation Plan and the Triana Reclamation Plan, and Nyrstar has funded these works in accordance with the SPA.

The Amending Agreements provide that GPC will use commercially reasonable efforts to seek an amendment to a closure plan for certain legacy tailings facilities that Nyrstar is obligated to fund. The objective of the amendment is to seek a technically superior closure plan for approval by the MEM with potentially lower costs. Further, the Amending Agreements provide that GPC will defer movement of the Cancha tailings in accordance with the Coricancha Mine Closure Plan, as it may be amended from time to time by the Company, until the earlier of June 30, 2022 or such date as the Company provides notice to Nyrstar of its determination to permanently close Coricancha under the Mine Closure Agreement, as amended, subject to compliance by the Company with Applicable Law and with any direction or order of

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any Governmental Body that may apply to their reclamation and provided that such deferral will not result in any fines, penalties or other sanctions being imposed on the Company.

6.A.6Mine Closure Agreement

The Mine Closure Agreement relates to the mine closure bond required to be maintained by GPC for Coricancha (the “Mine Closure Bond”) in order to comply with the mine closure bond requirements imposed by MEM. Under the Mine Closure Agreement, Nyrstar agreed to maintain the required Mine Closure Bond up to an amount of $9.7 million for a three-year period following Completion (the “Mine Closure Period”) which period concluded on June 30, 2020.

Under the Amending Agreements, Nyrstar agreed to extend its requirement to continue to post a mine closure bond as security for closure costs at Coricancha beyond the original June 30, 2020, expiry date. The Amending Agreements provide that Nyrstar will maintain a $7.0 million bond until June 30, 2021, and $6.5 million for the following year (as in effect at the relevant time, the “Closing Contribution”), effectively deferring Great Panther’s funding requirements for these amounts until June 30, 2022. Great Panther has provided collateral in the form of a deposit to cover the additional $2.7 million bond requirement as of June 30, 2020. In June 2017, the bond closure amount required by the MEM was increased by $1.2 million, which Great Panther funded. The total bond amount required by the MEM was $10.9 million as of June 30, 2020, and remains unchanged as of the date of this AIF.

GPC will be responsible for any portion of the Mine Closure Bond required by MEM that is in excess of Nyrstar’s required bond. In accordance with these obligations, Nyrstar is responsible, at its expense, for providing security for the initial Closing Contribution of the Mine Closure Bond and GPC is responsible, at its expense, for providing security for any excess amount.

In the event that GPC makes a final, irrevocable decision to permanently close Coricancha during the Mine Closure Period (expiry date June 30, 2022), the following will apply:

●	Nyrstar will pay to GPC the amount of Closing Contribution in full and final release of its obligations under the Mine Closure Bond;
●	GPC will take all steps necessary to establish a new Mine Closure Bond in the amount of Closing Contribution;
●	Nyrstar will terminate its original Mine Closure Bond in the amount of Closing Contribution;
●	GPC will proceed with the mine closure plan for Coricancha secured by the Closing Contribution paid to Coricancha by Nyrstar;
●	if the costs of closing Coricancha are less than the Closing Contribution paid by Nyrstar, GPC will return to Nyrstar the difference; and
●	if the costs of closing Coricancha are greater than the Closing Contribution paid by Nyrstar, Coricancha will be responsible for any excess closure costs.

In the event that GPC does not make a final, irrevocable decision to permanently close Coricancha during the Mine Closure Period, GPC will make arrangements for the release of the obligations of Nyrstar under its portion of the Mine Closure Bond, which arrangements will be in effect upon expiry of the Mine Closure Period, and GPC will be required to post the full amount of the required amount of the remediation bond with Peruvian government authorities. Nyrstar will then have no further responsibility or liability in connection with the Mine Closure Bond. Nyrstar will however retain obligation to fund the payment of the Reclamation Costs associated with undertaking the reclamation work required to complete the Cancha Tailings Reclamation Plan and the Triana Reclamation Plan, to a maximum of $20 million.

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In addition, Great Panther has agreed to pay interest on the bond amounts Nyrstar has agreed to continue to fund at an annual rate of 3-month USD LIBOR plus 5%, and to defer any relocation of the legacy tailings until an agreement on a modified closure plan is achieved or there is a legal requirement to move the tailings. The Amending Agreements also provide Nyrstar with certain offer rights for Coricancha concentrates, which are secondary to those of a third party.

6.A.7Parent Company Guarantee of Nyrstar NV

Trafigura acquired the operating businesses and assets of Nyrstar NV in a restructuring of Nyrstar NV completed effective July 31, 2019. Trafigura completed this acquisition through its 98% ownership of NN2 as the new parent entity to the Nyrstar entities. In order to reflect the restructuring, NN2 assumed the Parent Company Guarantee, as guarantor, with effect as of July 31, 2019, and Nyrstar NV was released as guarantor. Under the Nyrstar Parent Guarantee, NN2 has guaranteed to the Company, GP Peru and GPC, as beneficiaries, the punctual payment and performance by Nyrstar of the obligations of Nyrstar under:

●	Clause 2 of the Mine Closure Agreement relating to the obligations of Nyrstar to post the Mine Closure Bond and advance the Closure Contribution, in each case to a maximum of $7 million (before June 30, 2021) or $6.5 million (from July 1, 2021, to June 30, 2022);
●	Clause 5(h) of the SPA relating to tax indemnification matters; and
●	Clause 6 of the SPA relating to the obligations of Nyrstar to fund the Reclamation Costs for Coricancha.

The obligations of NN2 are limited to the following maximum guaranteed amounts:

●	$7 million (before June 30, 2021) or $6.5 million (from July 1, 2021 to June 30, 2022) with respect to the guaranteed obligations under clause 2 of the Mine Closure Agreement; and
●	$20.0 million with respect to the guaranteed obligations under clause 6 of the SPA relating to Reclamation Costs, of which $1.8 million has been reimbursed to Great Panther by Nyrstar.

The guaranteed obligations with respect to the tax indemnification under clause 5(h) of the SPA will not be subject to the foregoing maximum guaranteed amounts and will be subject to the indemnification provisions of the SPA with respect to these obligations.

6.A.8Current Technical Report

The scientific and technical information on Coricancha in Sections 6.A.2 through 6.A.12 of the AIF are based on the Coricancha Technical Report. The conclusions, projections and estimates as well as certain other information included in this Section of the AIF are presented in summary form and subject to the qualifications, assumptions and exclusions set out in the Coricancha Technical Report. Readers are recommended to read the Coricancha Technical Report in its entirety to fully understand the project. The Coricancha Technical Report is available on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

6.A.9Project Description, Location and Access

Coricancha is located in the central Andes of Perú in the District of San Mateo, Huarochirí Province, Department of Lima. The mine has been on care and maintenance since August 2013.

The plant and main site office are located adjacent to the Central Highway, 90km east of the city of Lima, next to the Rímac River in an area known as Tamboraque, and adjacent to the confluence of the Rímac River and its tributary, the Aruri River. The plant is located at 3,000 masl, and the mine accesses are located between 3,140 masl and 3,980 masl.

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The mine includes 127 mining concessions, one mining transport concession, and one processing concession. All mining concessions are for metallic substances.

By agreement entered into with Biomin Technologies SA (“Biomin”, now owned by Outotec) dated February 5, 1995, Coricancha was granted the right to use BIOX® technology. There are no other agreements or encumbrances known that would affect the current mine.

A 1% NSR royalty in favour of Global Resource Fund is payable on production from most of the mining licenses and a royalty of $1/ounce exists for gold processed using BIOX® technology.

Legacy tailings are stored at Cancha 1 and 21 at the Coricancha site – Tamboraque, and at Chinchan Tailings Storage – Phase I.

The property is subject to the following environmental liabilities:

●	Coricancha has an approved mining closure plan for mining and processing components, including tailings storage areas Cancha 1 and 2. The closure plan was updated three times to: (i) include Chinchan Tailing Storages Phase I and II; (ii) modify the tailings removal of Cancha 1 and 2 and transfer to Chinchan Tailings Storage; and (iii) modify the waste rock dump closure schedule. Coricancha, in the third Closure Plan Amendment (2014), has assumed a total commitment of $10.9 million of closure warranty on behalf of MEM. A process is underway to modify the closure plan as it relates to the handling of some of the remaining tailings. This is described above in more detail and in Section 3.B.2 of this AIF.
●	Coricancha has declared 14 surface waste rock storage sites in its 2010 mining closure plan. Four of them have been reported to have mineralization of potential economic interest. There are an additional four waste dumps that are considered marginal in that the recovered metal content does not cover processing costs, but dealing with them in the plant is cheaper than storage and treatment on surface. In addition, there are six waste dumps that do not have potential for processing, total remaining waste is 150,000t. Nevertheless, the 1996 Estudio Impacto Ambiental declared that all waste rock from mine activities would be stored in the underground mine upon final closure. The Company is reviewing alternate solutions to address this issue. As an alternative, the Company is considering relocating the 150,000t of waste onto Huamuyo alto dump instead of storing them underground.
●	Other closure liabilities including the plant, roads, infrastructure, legacy waste dumps and tailings storage, mine openings, and mine water management exist. Some of these require further definition and permitting updates.

The estimated present value of reclamation and remediation costs associated with the future retirement of Coricancha is recognized as a provision on the Company’s Statement of Financial Position. This value comprises the provision associated with the mine, the plant, and tailings storage facilities of Coricancha. The cost of removal of Cancha 1 & 2 tailings to store at Chinchan and to restore Triana is the responsibility of Nyrstar to a maximum of $20 million (remaining funds are $18.2 million). Separately, the Company plans to develop alternatives to propose to MEM to allow for the full reclamation while preserving the stability of the surrounding areas.

1 Cancha 1 and 2 may also have been referred to as Deposito 1 and 2 in past disclosures regarding Coricancha by other owners.

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A number of permits are in place. The following permits would be necessary if the Company decides to advance Coricancha into production:

●	The Chinchan TSFs have limited capacity. The Company must develop a balance between the actual allowed and available capacity of Chinchan Phase I and Chinchan Phase II TSFs and the amount of tailings that must be transferred from Cancha 1 and 2, including any future tailings generated from future mining/processing.
●	Any exploration activities require an Environmental Certificate. The Company can request an environmental impact declaration, or Declaracion Impacto Ambiental (“DIA”) or Estudio Impacto Ambiental semi detailed (“EIA-sd”) depending on the extent of work and the potential environmental impact. A DIA could be approved in seven working days, if the permits are for 20 sites or less and if no archeological site is encountered, while an EIA-sd can take an additional 55 working days.
●	A future mining plan would likely require new waste dump facilities, which themselves would need to be permitted some time during the life of the operations. These details are presently under study.

6.A.10History

Coricancha is part of the Viso-Aruri mining district located in the San Mateo District, Department of Lima, Province of Huarochirí, in the central Andes of Peru. Coricancha has been exploited almost continuously since colonial times. The historical Coricancha mine production for the 60 years prior to 1996 is reported to have ranged from 2,600 to 5,000 tonnes per month.

In late 1995, Coricancha underwent a considerable expansion of process plant capacity from 200 tpd to 600 tpd and the installation of a modern BIOX® plant. After completion of the expansion in 1997, the reported monthly production increased slightly over historic levels, but was not sustainable. The mine was shut down in September 2000 as the owner of Coricancha for the past 45 years, Minera Lizandro Proaño, was forced into bankruptcy due to low metal prices, labour shortages, and operational difficulties in the mine and concentrator.

At the beginning of 2001, Wiese Sudameris Leasing SA, a Peruvian bank which was the major secured creditor, took control of the assets and properties from the bankrupt Minera Lizandro Proaño. Later that year, it entered into an agreement with Peruvian contractor Larizbeascoa & Zapata SAC, to redesign the Coricancha operation.

After the mine reopened in 2002, the monthly production tonnage increased dramatically to 12,500 tpm. The monthly production then decreased to just over 8,000 tpm during the seven months of operation before being shut down in October 2002 by the government due to environmental issues associated with the Mayoc TSF. In November 2002, the Coricancha mine and mill were shut down and put-on care and maintenance. A water treatment plant to neutralize the mine water has been in continuous operation.

Gold Hawk Resources Inc., acquired Coricancha in early 2007 and commenced development work, then restarted operations in June of 2007 at a production rate of 600 tpd until operations were suspended again in May of 2008 due to surface ground movement observed on the natural hillside above the nearby TSF.

Nyrstar acquired Coricancha in November 2009, and recommenced operations in late 2010 following construction of a new TSF at the Chinchan location and the addition of a copper circuit. Operations at the plant were temporarily reduced to 30% of capacity in the first half of 2011, due to an increased moisture level and compaction problem at the newly commissioned Chinchan TSF resulting from heavy rainfall. During 2012, milling operations temporarily ceased due to concerns about the storage and planned movement of legacy tailings to the new Chinchan facility. At the end of 2012, as part of cost cutting measures, Nyrstar ceased mining mineralized material from Coricancha’s underground deposits and focused on treating historical tailings before moving the waste material to the tailings pond. In August 2013, operations were halted due to the sustained lower precious metal prices, and Coricancha was placed on care and maintenance.

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Exploration by the previous owners was very limited and focused on underground drifting and raising on vein structures. A limited, short-hole diamond drilling program was conducted in 2002.

The first formal documented exploration program was conducted by Nyrstar in 2010 and consisted of field mapping, ground magnetic and induced polarization surveys and diamond drilling.

There have been seven independent Mineral Resource and Mineral Reserve estimates prepared for the Coricancha property since 1995. Previous resource estimates (2007, 2009, 2011, and 2013) were prepared using industry standard best practices for exploration and Mineral Resource estimation (i.e., CIM 2003 and CIM Definition Standards) and reported in accordance with internationally recognized guidelines for disclosure of Mineral Resources and Mineral Reserves (i.e., NI 43-101, or JORC). All previous estimates are considered as historical.

6.A.11Geological Setting, Mineralization and Deposit Types

The regional geology of the Viso-Aruri mining district comprises a package of andesitic volcanic rocks and local basal sedimentary units intruded by monzonite stocks. The Jumasha Formation is found at the base of the Viso-Aruri volcanic sequence and is characterized by tightly folded beds of grey limestone. The limestone outcrops in the Rímac River valley, near the town of San Miguel de Viso.

The approximately 1,500 m thick Rímac Formation overlies the Jumasha limestones and consists of Tertiary-age andesitic volcanics, characterized by alternating layers of massive and porphyritic, grey to greenish-grey-purple andesite. The volcanic beds are approximately 10 m to 40 m thick and are roughly sub-horizontal, dipping slightly to the SW at 15°.

There are two occurrences of intrusive rocks in the area which are thought to have been the source of the polymetallic mineralization, although this has not been confirmed. The first is a small, altered, intrusive stock that has been mapped near the village of Viso on the south side of the mountain (Coricancha is on the north side). The other occurrence consists of the NE-NNE trending, sub-vertical intrusive dikes cutting the volcanic rocks.

The area has been exposed to tremendous structural compression, which has produced a strong regional scale fracturing pattern and allowed the emplacement of the polymetallic mineralization within quartz (Qtz) sulphide veins as fracture filling. Some of the identified features include the NW-SE Pariachaca-Matucana fault, the NS and NNE trending San Pablo and Huamuyo faults, and the NNE-SSE mineralized fracture zones.

The Coricancha property is almost entirely underlain by the Rímac Formation andesitic volcanics. The base of the sequence consists of brecciated volcanics overlain by andesitic flows, agglomerate and tuff towards the top of the Cerro Huamanjune at approximately 4,500 masl elevation.

Mineralization at Coricancha is that of an anastomosing polymetallic quartz vein system where most of the secondary and tertiary veins branch off either from the main vein or the secondary veins, respectively. The overall system trends towards the NE at approximately 15°, and the veins are primarily sub-vertical to steeply NW dipping. It is thought that the anastomosed vein system is part of a larger tectonic shear zone with associated secondary and tertiary tensional veins.

The three main veins on the Coricancha property include the Wellington, Constancia, and Animas veins. These veins define three structurally dislocated blocks from which a series of secondary and tertiary tensional veins split off. The veins are extensive and are known to extend over 4 km along strike and more than 1.5 km down dip.

Typically, the veins show Qtz-clay-pyrite argillic alteration, which extends up to 2.0 m into the footwall and hanging wall of the veins. The alteration does not contain any significant economic mineralization of note.

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Coricancha is a polymetallic hydrothermal, brittle low sulphidation deposit hosted in the andesitic rocks of the Rímac Formation. The veins exhibit pinch-swell type behavior typical of hydrothermal systems found within compressional and extensional structural environments. Vein widths reach upwards of 2.0 m, with a mean width of approximately 0.6 m. The veins are known to split into two or more branches separated by waste rock materials.

The mineralization observed at Coricancha typically comprises the following: Pyrite (iron sulphide); Sphalerite (Zn sulphide); Galena (Pb sulphide); Chalcopyrite (Cu-Fe sulphide); Arsenopyrite (Fe-arsenic sulphide); Tennantite (Cu-As sulfosalt); Tetrahedrite (Cu-Fe-Zn-Ag antimony sulfosalt); Native Au; Native Ag; and Quartz.

6.A.12Exploration

In 2021, due to limitations imposed on surface exploration by the topography, the Company drilled 5,219 metres underground with an objective to extend the mineralization on the main veins as discussed below.

6.A.13Drilling

Prior to 2010 and Nyrstar’s acquisition of Coricancha, no systematic drilling was performed on-site. However, some historical drilling was completed, primarily as short holes. Unfortunately, limited or no records exist related to this drilling. None of the pre-2010 drilling has been included in the geological database or geological model due to the lack of information and inability to confirm this data.

Since 2010, several drilling programs have been completed with the primary focus of verifying the lateral and depth continuity of the main veins including, Wellington, Constancia, Animas and Colquipallana. Nyrstar conducted three independent drilling campaigns in 2010, 2011 and 2013. Drilling programs were also completed in 2015 and 2016 in conjunction with Great Panther. From 2010 to 2016, a total of 83 diamond drill holes, totaling 28,197 m of NQ sized core (47.6 mm core diameter) have been drilled within the Coricancha property boundaries. Drill holes were either drilled from surface or underground depending on the target and accessibility.

The drill program was completed in mid-November 2021 and focused on the Escondida, Wellington and Constancia veins. The results of the 5,219 metre exploration drilling program are being incorporated into a new resource model used to evaluate mine development options. The mineralization is shown to extend beyond the previously known limits and the drilling has opened up the targets both along strike and at depth.

6.A.14Sampling, Analysis and Data Verification

The Coricancha core facility is a secure (gated and guarded) facility, with staff and security onsite. The core logging area was arranged to provide areas for logging, core splitting and sampling. Core is stored on covered core racks whilst awaiting logging and sampling; once sampled, the remaining unsampled core was carefully reorganized in the core box and the lids were returned to the boxes before they were transported to the secure core storage facility.

Drill core sampling is conducted in such a manner to ensure that all mineralized intervals are captured and sent to the lab for analysis. Sample intervals are defined such that they do not cross lithological boundaries, with a minimum sample length of 0.35 m and a maximum sample length of 1.5 m.

Core cutting and sample packaging was performed by the Company’s core technicians under the supervision of its geologists. The sealed plastic sample bags were placed in large neoprene rice bags, sealed using zip ties, and labelled clearly to identify the final shipping destination. The full rice bags were stored in a secured and closed room within the core logging facility until a shipment batch was ready for transport. Only designated personnel have access to the storage room. Only employees of the geology area are involved with the sample preparation and sample delivery at the laboratory.

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Nyrstar and Great Panther implemented a comprehensive analytical QA/QC program for the drilling and sampling programs, which included the insertion of blind certified reference material (CRM) standards, duplicates, and blanks to evaluate analytical precision, accuracy and potential contamination during the sample preparation and analytical process.

Underground chip samples (channel) are collected for grade control and for Mineral Resource estimation purposes. The sample length is defined according to the lithological breaks and vein continuity. Samples are collected from a 5 cm deep by 20 cm wide channel cut perpendicular to the vein direction. The material is typically chipped out of the channel in small fragments and collected into a maximum 2 kilogram (“kg”) sample. To ensure representative grade continuity, samples are collected at a distance interval of every 10 m along the target vein.

Each 2 kg sample is sealed in a plastic sample bag with a sample tag and the number recorded in indelible ink on the outside of the bag. Sample bags are placed in rice bags and sealed with zip ties. QA/QC samples were inserted at prescribed intervals into the sample sequence and included with the sample shipment.

For both core and channel samples, a sample shipment form is prepared for each sample batch prior to shipping to SGS in Lima, detailing the included sample numbers per batch. At the laboratory, the sample list is verified against the received samples to confirm the shipment.

During the 2010 and 2011 drilling programs, Nyrstar sent samples to ALS and to SGS in Callao (Lima). As of 2013, all samples were sent to the SGS laboratory in Lima. The SGS laboratory is internationally accredited to ISO/IEC 17025 standard.

The data from drilling, logging and surface/underground sampling programs were reviewed and interpreted independently by Great Panther’s senior geologist and by the Golder Qualified Person. Drill hole lithology and assay data was used to confirm the target intercepts and to reconcile against the surface and underground sampling.

It is the Coricancha Qualified Persons’ opinion that the Nyrstar and Great Panther drilling, core logging and sampling programs were carried out according to appropriate professional methodologies and procedures, including those presented in the CIM Exploration Best Practice Guidelines (August 2000 edition).

6.A.15Mineral Resource Estimates

The Mineral Resource Estimate for Coricancha has an effective date of December 20, 2017.

MINERAL RESOURCE ESTIMATE AS OF DECEMBER 20, 2017 - CORICANCHA

Measured
Mine	Tonnes	Au	Ag	Pb	Zn	Cu	Ag eq	Ag eq oz
		(g/t)	(g/t)	(%)	(%)	(%)	g/t	(million)
Constancia	270,336	6.2	219	2.36	3.44	0.43	1,064	9.24
Wellington	92,328	6.1	184	1.69	3.95	0.51	1,028	3.05
Escondida	15,362	0.9	279	0.28	1.35	3.20	832	0.41
Constancia East	16,315	6.0	143	1.97	2.16	0.11	836	0.44
San Jose	6,922	5.8	212	4.49	2.94	0.30	1,078	0.24
Colquipallana	2,944	3.4	220	3.67	5.26	0.21	995	0.09
Total Measured	404,207	5.9	210	2.16	3.43	0.54	1,037	13.47

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Indicated
Mine	Tonnes	Au	Ag	Pb	Zn	Cu	Ag eq	Ag eq oz
		(g/t)	(g/t)	(%)	(%)	(%)	g/t	(million)
Constancia	218,545	6.0	188	2.09	3.08	0.34	968	6.80
Wellington	77,080	6.0	186	1.68	3.66	0.52	1,004	2.49
Escondida	21,406	1.0	238	0.24	1.08	2.84	733	0.50
Constancia East	18,636	5.8	137	1.93	1.95	0.11	798	0.48
San Jose	7,673	5.7	217	4.76	2.93	0.30	1,084	0.27
Colquipallana	5,215	3.4	207	3.31	5.14	0.19	953	0.16
Total Indicated	348,555	5.6	189	1.95	3.05	0.52	955	10.70

Inferred
Mine	Tonnes	Au	Ag	Pb	Zn	Cu	Ag eq	Ag eq oz
		(g/t)	(g/t)	(%)	(%)	(%)	g/t	(million)
Constancia	532,422	5.3	215	1.71	3.29	0.40	950	16.25
Wellington	238,811	5.4	219	1.06	3.95	0.78	1,014	7.78
Escondida	96,926	2.2	208	0.26	2.24	1.90	751	2.34
Constancia East	49,234	5.7	125	1.66	1.57	0.21	760	1.20
San Jose	14,174	5.7	213	4.34	2.78	0.28	1,049	0.48
Colquipallana	11,592	3.7	117	2.98	3.15	0.15	743	0.28
Total Inferred	943,160	5.0	209	1.45	3.25	0.64	934	28.33

Notes:

1.	Cut-offs are based on an estimated $140 (NSR) $/tonne.
2.	Metal prices used to calculate NSR: $1,300 per ounce (oz) Au, $17.00/oz Ag, $1.15 per pound (lb) Pb, $1.50/lb Zn, and $3.00/lb Cu
3.	Block model grades converted to USD value using plant recoveries of 92.1% Ag, 80.2% Au, 77.3% Pb, 82.6% Zn, 52.7% Cu.
4.	Rock Density for Constancia: 3.3 t/m³, Wellington, Constancia East, Escondida, San Jose: 3.2 t/m³, Colquipallana: 2.9 t/m³.
5.	Totals may not agree due to rounding.
6.	Grades in metric units.
7.	All currencies USD.
8.	Ageq oz million is calculated from gpt data
9.	AgEq g/t = Ag g/t + (Pb grade x ((Pb price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) +(Zn grade x ((Zn price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Cu grade x ((Cu price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Au grade x (Au price per oz/Ag price per oz)).

The Mineral Resource estimate was completed using MicroMine 3D geological software, and the inverse distance cubed estimation technique was utilized in the estimation of grade to each of the blocks in the block models.

The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions. Sample assaying was completed at the independent SGS in Lima, Peru. The gold was analyzed by fusion with 30 g fire assay and atomic absorption spectroscopy (AAS) finish, with the resulting values reported in parts per million (code FAA313). The remaining 52 elements were analyzed by mass spectrometry of inductively coupled plasma (ICPMS) and the resulting values were reported in parts per million (code IMC12B). Any gold results that exceeded the limit of detection were re-analyzed by fire assay with a gravimetric finish (code FAG303). Any silver results that exceeded the limit of detection (>10g/t) were re-analyzed by fire assay with a gravimetric finish (code FAG313). Any other metals that exceeded the limit of detection were re-analyzed by ICP-AAS (code AAS11B).

There are no Mineral Reserve estimates for Coricancha. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

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6.A.16Mining Operations

Historical mining methods at Coricancha include cut and fill, shrinkage stoping and variations of resue mining techniques. The latter method is highly selective and applied to maximize grade and minimize dilution in narrow vein mines. Mining methods will be the subject of future studies and will consider similar narrow vein methods of extraction.

In May 2018, the Company completed a PEA to evaluate the restart of Coricancha and completed a bulk sample program in 2019 to further test assumptions in the PEA (the “Bulk Sample Program” or “BSP”) and continues to evaluate the conditions for a restart of Coricancha. The Company does not currently plan to complete a feasibility study in connection with any production decision due to (i) the existing processing plant facility, (ii) the ability to continue on to development and production based on low initial capital costs, and (iii) the Company’s knowledge of the mine and mineral resource base.

The PEA and BSP are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results and conclusions of the PEA and BSP will be realized. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

In the fourth quarter of 2019, the Company undertook a limited mining and processing campaign of approximately 25,000 tonnes. These activities were temporarily suspended following the Peruvian government-mandated restrictions associated with the National State of Emergency announced on March 16, 2020, in response to the COVID-19 virus, which was lifted on May 24, 2020. Subsequently, the Company resumed the processing campaign and in the fourth quarter of 2020, processed a total of 27,680 tons

6.A.17Processing and Recovery Operations

The current mineral processing flow sheet at Coricancha includes base metal sulfide flotation to produce Pb, Zn, Cu and arsenopyrite concentrates. Also, differential flotation is used to separate the Au bearing arsenopyrite (AsPy) from pyrite (Py) with subsequent processing by BIOX® and CIL cyanidation for the recovery of Au and Ag. The most recent series of metallurgical test work was completed in 2009 by SGS Lakefield. The goal of the testing program was to optimize the process flow sheet, grind size and reagent scheme. Implementation of the SGS recommendations was completed before restarting plant operations in 2010. Operating data show that the changes were successful in improving the metal recovery, improving base metal concentrate grades, and increasing Au production.

Review of the most recent Coricancha operating data indicate that the metallurgical performance of the processing plant is very stable with metal recoveries and concentrate grades being very consistent. Owing to the presence of AsPy, arsenic (As) is present as a deleterious element in most of the flotation products.

The front end of the plant is a base metal polymetallic sulfide concentrator producing Pb, Cu, and Zn concentrates. The process plant was expanded to include production of an AsPy concentrate, which is treated via BIOX® to recover refractory Au via CIL technology. The original plant was designed and commissioned in 1999 to process 600 tpd of ore primarily from the Wellington and Constancia Veins. Operations have been intermittent since then and are currently under care and maintenance status. There are no major modifications or additions required to put the plant back into production.

The final tailings consist of the AsPy/Py flotation tailings, Py concentrate, neutralized BIOX® liquor sludge, CIL residue, and mine dewatering neutralization sludge. These are thickened using the tailings thickeners with the addition of flocculant before final dewatering in the tailings plate and frame filters. The tailings filter cake is shipped to the Chinchan TSF.

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6.A.18Infrastructure, Permitting and Compliance Activities

Coricancha is located next to the Central Highway, 90 km east of the city of Lima, adjacent to the Rímac River in an area known as Tamboraque. The mine area is situated near the confluence of the Rímac River and its tributary, the Aruri River. The project infrastructure covers the area of the mining concessions and has the following facilities:

●	Crushing and grinding equipment;
●	Flotation and bio-oxidation circuits;
●	Access road to the mine;
●	Historical TSF and waste storage areas;
●	Electrical power supply and distribution for the plant and mine, along with power systems including transformers and electrical distribution cables from historical mining activities;
●	Water and compressed air distribution systems;
●	Utility water is available for the mine and plant;
●	Communications Systems (internet based);
●	Mine light rail haulage network;
●	Camp and kitchen facilities for mine and plant personnel; and
●	First aid facilities/Mine rescue equipment.

Future plans will consider the use of the existing facilities as well as the need for additional infrastructure.

Coricancha has all environmental permits and operation licenses required such as an environmental impact assessment (“EIA”), water supply licenses, mining effluents discharge authorization, certificate of inexistence of archaeological remains, and operation and concession licenses.

A recent environmental monitoring review identified some deficiencies which are being addressed as detailed below.

Cancha 1 and 2 TSFs represent the most important environmental and social risk for Coricancha. This is due to their location (130 m from Rímac River and 50 m above) and the fact that the Rímac River is a source for Lima’s water. To manage that risk, following ground instability in 2008 above the tailings site, MEM ordered the tailings removed and transferred from Cancha 1 and 2 to Chinchan TSF (Phase I and II). To date, a significant portion of the tailings has been removed. The Company has sought approval of a modification to the remediation plan from MEM in accordance with the recommendations of an independent consultant to leave the remainder of the tailings in place to preserve the stability of the hillside. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar and their parent company (at the time of the acquisition, Nyrstar N.V. and subsequently replaced by NN2 Newco Limited) for the reimbursement of the cost of these reclamation activities.

The Company is seeking approval of a modification to a remediation plan from the MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas by reclaiming the legacy tailings

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in situ. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

In August 2018, to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities while the Company awaited MEM to issue a decision on the proposed modification to the remediation plan, the Company initiated a constitutional case and was successfully awarded an injunction to prevent fines and penalties until MEM issues its decision. The constitutional case sought Peruvian Judiciary orders that: (i) the MEM issue a decision on the Company´s proposed modified Coricancha Mine Closure Plan; and (ii) the Environmental Evaluation and Oversight Agency (“OEFA”) and the Supervisory Organism of Investment in Energy and Mines (“OSINERGMIN”) refrain from requesting the Company to move the Cancha 1 and 2 tailings while the MEM issues its decision. In January 2021, the Peruvian Judiciary dismissed the Company’s constitutional lawsuit in connection to (ii) above and requested that the MEM issue the technical report evaluating the Closure Plan of the Company within two months. However, on March 5, 2021, the Company appealed the constitutional case decision. While the appeal has not been resolved, on June 10, 2021, the injunction obtained by the Company regarding this constitutional case was cancelled, which exposes the Company to potential fines, penalties, regulatory action or charges from government authorities. As a result of the exposure to fines, the Company has been running a dual strategy to continue to push for amendment of the Closure Plan and in parallel, to review the current stability of the Cancha 1 and 2 tailings. The Company has engaged a consultant to complete the engineering work and develop an engineered tailings removal operating plan and closure plan for Canchas 1 and 2. The Company is also continuing to engage with the MEM to reach a conclusion regarding the Modified Mine Closure Plan. However, given the unsettled political environment in Peru including multiple changes in leadership at the MEM, there can be no assurance that a resolution can be reached in a timely manner.

For a discussion of key risks concerning Coricancha, see Section 8.A.7 of this AIF under the headings “Risk Factors - Political Risk and Government Regulations” and Section 8.C.7 “Risk Factors - Risks Associated with the Coricancha Acquisitions” and other risks set forth herein.

Other historical tailings storage locations in the area include Triana (which is approximately 5 m above the Rímac River) and Mayoc (which is approximately 1.3 km from Coricancha). The Triana site has been closed with high density polyethylene and is buttressed with a new upgraded concrete retaining wall, and the deposit itself may require resurfacing work in the future. Mayoc tailings were removed from the area and the site is currently under rehabilitation and remediation.

The location of tailings in the vicinity of the primary waterways and water sources, the regional seismic and atmospheric conditions, and the related past environmental, legal, and social issues, combine to form the most significant risk to the project and its future development, and which is continually under review for assessment and control.

7.	PRIMARY EXPLORATION PROPERTIES

The Company has three primary exploration projects in Mexico, El Horcón, Santa Rosa and Plomo. Given the proximity to the GMC, mineralization from both these projects could conceptually be trucked to and processed at the Cata processing plant.

Considering that El Horcón and Santa Rosa could in future form part of the GMC’s operations, the information for these properties (as disclosed in this section of the AIF) is contained in the 2017 GMC Technical Report. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. The information below is presented in summarized form and reference should be made to the full text of the 2017 GMC Technical Report which is available for review under the Company’s profile on SEDAR located at www.sedar.com.

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7.A.	EL HORCÓN PROJECT

7.A.1Property Description and Location

The El Horcón Project is situated north of the city of Leon (Guanajuato State), in the state of Jalisco, Mexico, approximately 470 km northwest of Mexico City. The 16 claims expire between 2051 and 2056. There are no known environmental liabilities associated with the mineral claims.

On December 6, 2017, the Company filed an application to reduce the land holdings in the area; specifically, to cancel the Horcón 4 Fraccion 1 concession. After dropping the Horcón 4 Fraccion 1 concession, the Company retains 15 contiguous claims and one isolated claim, totalling 3,520.72 hectares. The official resolution related to this application is pending.

The principal metals of interest are gold, silver, lead, and zinc. Mineralization occurs along structures, the largest of which is the Veta Madre with a strike length of 5 km.

7.A.2History

The earliest known exploitation of veins on the El Horcón Project area was conducted by the Jesuits, during the Spanish reign, from the late 1500’s to their expulsion from Mexico in 1767. No production records are available, and various shallow southwest dipping veins were mined all to the immediate northeast of Great Panther’s drilling. Minor amounts of exploitation have been conducted, both by drifting along the veins and by stoping, on the Diamantillo and San Guillermo veins (including but not limited to the El Horcón, La Luz and Diamantillo underground access tunnels).

In 1932, a mining engineer Charles E. Pouliot, completed a mining study and evaluation of pillars, fill and remaining portions of the Diamantillo, San Guillermo and veins exploited by the Jesuits. It is not known if exploitation ensued. During the latter part of the 20th century, several bulk samples were shipped to various mills for metallurgical evaluation of the sulfide rich veins.

A number of academic geological studies were completed in the late 20th century by the Mexican Geological Survey. In 2004 and 2005, Mauricio Hochschild Mexico (“MHM”) conducted significant geological, structural, and geochemical studies on the veins of the Comanja area, followed by drilling of 12 core holes totalling 3,570 m. In 2008 and 2009, Exmin Resources Inc. (“Exmin”) conducted further geological and geochemical studies, including underground mapping and sampling, and core drilling (5 holes totaling 1,052 m) in an effort to move the project to exploitation, without success.

The Company purchased 100% of the El Horcón Project in 2012, which included most of the exploited veins mentioned above, except for certain internal claims covering portions of the veins.

7.A.3Geological Setting and Mineralization

The El Horcón Project area is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, of the La Luz and Esperanza Formations; these are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area, the oldest Cenozoic unit is the Paleocene Comanja granite. This was followed by the Eocene extrusion of andesite which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consists of Oligocene ignimbrites, lava flows and domes.

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Within the El Horcón Project area quartz-dominated veins follow fractures and faults and are hosted within the Comanja granite, as well as the surrounding Mesozoic meta-volcanic and meta-sedimentary rocks.

The vein system at El Horcón is a quartz-chalcedony-dominated, structurally controlled, epithermal system hosted by Paleocene Comanja granitic rocks and Mesozoic low-grade metamorphic metasedimentary / metavolcanic basement and consists of three principal vein sets that formed in faults and extension fractures.

●	NW-striking, SW-dipping veins with dips generally ranging from 45°-70°+,
●	NW-striking, SW-dipping low-dip veins (20°-30°), and
●	NE-striking generally steep transverse veins.

Gangue minerals associated with the quartz veining include minor fluorite, hematite, chlorite, calcite, and pyrite, while minerals of economic interest include galena (lead), sphalerite (zinc), and minor chalcopyrite (copper). Petrographic work by MHM indicates that silver is present as acanthite. This undated (likely 2005) MHM report (un-acknowledged author) also indicated four stages of Phase 1, and three stages of Phase 2 vein mineralization. Phase 1 includes base metal and precious metal introduction into the vein structures (gold minerals unknown), while Phase 2 stages include calcite and further barren quartz. Beside silicified cataclastic quartz breccia (sealed fault structures), the quartz-chalcedony shows typical epithermal coliform textures.

The primary vein structures on the El Horcón Project include the Diamantillo, San Guillermo, El Ratones, Madre, Crucero, Del Alto, and Alaska veins. Based upon assay results from the channel samples across the surface expressions of these veins, vein widths, and underground exposures by Exmin, MHM, and the Company, it was decided to focus the initial core drill-hole program on the Diamantillo and San Guillermo veins. The narrow Natividad and Diamantillo HW veins were found both from drill site preparation and core drilling. The veins extend in a NW-SE orientation for approximately 7 km in strike and across approximately 2.5 km in width.

7.A.4Exploration

Exploration work conducted by the Company has consisted of an initial thorough re-evaluation of the project by geological mapping, vein re-sampling both on surface and of all accessible underground openings in 2012-2013 (1,623 samples), followed by a surface core diamond drilling program of 24 drill holes totalling 2,160 m (1,177 samples). In 2018, a mapping and sampling surface campaign was completed (558 samples). The mapping is intended to define alteration and geochemical anomalies along veins previously unmapped and sampled by the Company, while fully exploring the potential of the project.

7.A.5Drilling

Diamond drilling at El Horcón was conducted by the Company’s exploration staff. The exploration drilling was conducted on 50-100 m spaced sections, with one to three holes drilled per section, as well as at approximately 50 m spacing vertically between holes. The Company’s 2013 drilling was focused from surface to approximately 100 m below surface along a strike length of 650 m.

The Company’s Phase 1 drill-holes completed from mid-April to mid-June 2013 are prefixed by EH13 and include holes 1-24. Only the relevant MHM drilling was used in the Mineral Resource estimation (no records for the Exmin drilling). The drill contractor for the Company was G4 Drilling based in Hermosillo, Sonora.

The management, monitoring, surveying, and logging of the 2013 series “EH13” prefix exploration holes was carried out under the supervision of the Company’s exploration geological staff.

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Procedures related to sample and geological data integrity are consistent with those described for the Guanajuato Mine.

7.A.6Sample Preparation, Analyses and Security

The drill core samples were prepared by technicians working under the direction of the Exploration Department geologists. The exploration diamond drill core was HQ diameter.

All of the analytical work was completed by SGS and the quality control measures, and data verification procedures are consistent with those described for Guanajuato.

7.A.7Mineral Resource Estimates

Mineral Resources were estimated from four area-specific block models. A set of wireframes representing the mineralized zones served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) Au, Ag, Pb, and Zn grade interpolation. The effective date of the estimate is August 31, 2016.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the Mineral Resource estimates detailed in this report.

MINERAL RESOURCE ESTIMATE AS OF AUGUST 31, 2016 – EL HORCÓN

Vein	Tonnage	Ag	Ag	Au	Au	Pb	Zn	Ag eq	Ag eq
	(tonnes)	(g/t)	(oz)	(g/t)	(oz)	(%)	(%)	(g/t)	(oz)
Diamantillo	109,649	89	313,468	3.04	10,705	3.11	4.62	398	1,403,358
Diamantillo HW	4,781	54	8,269	4.59	706	2.65	0.47	459	70,518
Natividad	6,038	136	26,347	3.03	587	1.74	0.13	403	78,139
San Guillermo	41,672	37	50,011	4.44	5,943	1.75	2.53	404	540,899
Total Inferred	162,140	76	398,095	3.44	17,941	2.69	3.79	401	2,092,914

15.	Notes:
1.	$110/tonne NSR Cut-off.
2.	Silver equivalent was calculated using a 70 to 1 ratio of silver to gold value.
3.	Rock Density for all veins for Diamantillo is 2.77 t/m³, San Guillermo 2.78 t/m³, Diamantillo HW is 2.62 t/m³, Natividad 2.57 t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.5 m.
8.	Metal Prices: $18.00/oz silver, $1,300/oz gold and $0.80/lb lead.
9.	Ag eq (g/t) and Ag eq (oz) use only Au, Ag and Pb values.

7.A.8Mineral Reserve Estimates

There is no Mineral Reserve estimate for the El Horcón Project.

7.A.9Mining Operations

The mining method considered when estimating the Mineral Resource is standard cut and fill with waste provided by the development.

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7.A.10Infrastructure, Permitting and Compliance Activities

The El Horcón Project is situated along the eastern side of the Sierra Guanajuato mountain range and is accessible via a rough access road 10 km north of Comanja, Jalisco. Comanja is a small village and has a population of approximately 500 people and is located within 40 km, by road, of an international airport at León, Mexico.

In 2017, the Environmental Assessment Manifest and Change of Land Use applications were approved by SEMARNAT. These authorizations allow the future exploration and exploitation on the property.

7.A.11Exploration and Development

During July and August of 2016, a program of detailed surface geological mapping (1:500 scale) was continued, along with rock sampling of prospective veins approximately one km southeast along the trends of the Diamantillo / Madre veins. Vein swarms and stockwork were noted with generally weakly anomalous gold, silver, lead, zinc and copper values.

During 2018, work included finalizing the details on the SEMARNAT application regarding exploration and exploitation permits and a work program that included additional surface mapping and sampling to prioritize targets for possible follow-up drilling. No exploration was completed at El Horcón in either 2019 or 2020.

7.B.	SANTA ROSA PROJECT

In 2011, the Company purchased a 100% interest in the Santa Rosa silver-gold property in Guanajuato State, Mexico, for total consideration of $1.5 million in cash.

7.B.1Property Description and Location

The Santa Rosa Project includes a cluster of non-contiguous mineral claims to the northeast of Guanajuato. Most cover segments of historically known veins within the Sierra vein system, as well as one claims located further north staked more from a regional conceptual nature.

The six mineral claims comprise an area of 5,756.74 hectares and expire between 2040 and 2064. There are no known environmental liabilities associated with the mineral claims.

The claims of the Santa Rosa Project are situated along the eastern side of the Sierra Guanajuato mountain range, northeast of Guanajuato, Guanajuato.

7.B.2History

The core of the Santa Rosa Project claims covers vein exposures along the Sierra vein system, along the eastern flank of the central Veta Madre vein. Minor amounts of pitting, short adits, and shallow vertical shafts have been completed with a minor amount of vein exploitation. No records are available as to these activities. The Company completed due diligence sampling during 2011 and purchased the Santa Rosa claims during the same year. The Cañada de la Virgen claim was part of the Cooperative claim block (Guanajuato Mine) purchased by the Company in 2005.

7.B.3Geological Setting and Mineralization

The stratigraphy of the area presents to the Company basement rocks of the older units including Mesozoic age La Luz and La Esperanza Formations. These formations consist of meta-sedimentary sequences, including shale, andesite and felsic dykes deformed and folded by regional metamorphism. Upper volcanic package rocks in concordant contact

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include a sequence of the lithic tuff, ignimbrites, and also in some place’s rhyolite dykes and jasperoids. The area generally presents a strong NW structural orientation, with normal faults and a dextral component.

In the second phase of exploration (July 2014), detailed mapping was completed in the Cañada de la Virgen claim and in the Virgin vein development tunnel. The Virgin vein structure with minor quartz is oriented around 320-330° with a dip of 35-45°NE, and an average width of 0.50 m. The vein, inside the tunnel, occurs at the contact of a diorite dike. On surface, there are two separate structures enveloping a quartz stockwork hosted in the meta-sedimentary rocks. The tunnel is 60 m long and there are several inclined shafts where mineralization has been extracted. The wall-rock of the Virgin vein, which outcrops for 400 m, shows propylitic alteration along its length. Host rocks include lithic tuffs, ignimbrites, and associated dykes.

Another vein structure identified during the mapping extends for more than 600 m and is exposed in the Salaverna North tunnel. It is a vein structure of 0.40 m width, with strong silicification and hosted in the meta-sedimentary package. The vein structure, when it reaches the upper rhyolite volcanic rocks becomes a stockwork with hematite, limonite, clays, and fine disseminated pyrite.

7.B.4Exploration

In the first stage of the Company’s exploration (2012) on the Cañada de la Virgen claim, a total of 168 rock samples from surface, and 537 core samples from the five diamond drill holes were collected.

During the second stage of the Company’s exploration (2014), a total of 140 samples were taken from surface and underground.

7.B.5Drilling

During 2012, five core holes (HQ) were completed on the Santa Rosa Project, specifically on the Cañada de la Virgen claim. In 2017, a second drilling program comprising five core holes (HQ) was completed on the Cañada de la Virgen area. No results of economic significance were encountered in either program.

7.B.6Sample Preparation, Analyses and Security

The drill core samples were prepared by technicians working under the direction of the Exploration Department geologists. The exploration diamond drill core from Santa Rosa was of HQ diameter.

All the analytical work was completed by SGS and the quality control measures, and data verification procedures are consistent with those described for Guanajuato.

7.B.7Mineral Resource Estimates

There is no Mineral Resource estimate for the Santa Rosa Project.

7.B.8Mineral Reserve Estimates

There is no Mineral Reserve estimate for the Santa Rosa Project.

7.B.9Mining Operations

The Santa Rosa Project is exploration in nature and no mining methods have been defined.

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7.B.10Infrastructure, Permitting and Compliance Activities

The southern claims of the Santa Rosa Project are accessible via road access 20 km northeast of Guanajuato. The city of Guanajuato is serviced by an international airport located on the outskirts of Silao, a 30-minute drive on a toll road from Guanajuato. The more northerly claims in the Santa Rosa Project are located nearer the town of San Felipe, an 80 km drive north of Guanajuato by paved road.

Access to local resources is provided within the city of Guanajuato and the town of San Felipe.

7.B.11Exploration and Development

A work program consisting of 960 m of surface man-portable rig core drilling and associated trail building was completed in 2017. No significant results were returned from this drilling.

The Company has no program planned for 2022.

7.C.	PLOMO PROJECT

7.C.1Property Description and Location

The Plomo Project which is located in NV Sonora State, Mexico consists of the Plomo and Plomo II mineral claims which total 4,279ha in NW Sonora State, Mexico. The Plomo Project is 100% owned by Great Panther Mining Ltd., through its wholly-owned Mexican subsidiary, Coboro Minerales De Mexico S.A. de C.V.

7.C.2Geological Setting, Mineralization and Deposit Type

The geological setting of the northern Sonora desert is similar in many aspects to that of south eastern California and south western Arizona. The region, typical of the southern basin and range physiographic province is characterized by elongate, north west trending ranges, separated by wide alluvial valleys. Basement rock in the area include Precambrian gneisses, metamorphosed andesites, and granites. These rocks are overlain by younger Proterozoic quartzites and limestones, Paleozoic and Mesozoic carbonate rocks, and Mesozoic volcanic rocks. The Sonora-Mojave mega-shear appears to be a major fault which juxtaposes the Precambrian basement against the Jurassic magmatic terrane. The nature of movement along the shear is uncertain but may be 800km of left-lateral movement during the middle Jurassic time.

The Plomo geology is represented by volcanic/volcaniclastic and intrusive rocks that belong to the Jurassic magmatic arc, with mineralized zones controlled by low angle shear structures. To a large extent the upper plate rhyolite volcanic rock and mineralized shear has been eroded, leaving only remnants of the mineralized shear, and underlying lower plate mafic volcanic rocks. This interpretation comes out of several campaigns of geological mapping culminating in 2012 (described below) and a geochemistry program. A further drill program would test the mineralized shear zone by drilling through several remnant areas of upper plate rocks through the mineralized and altered shear, and into the lower plate volcanic rocks.

7.C.3Exploration and Drilling

The Plomo project lies in one of the most prospective gold mineralized areas in Sonora, the Altar gold belt. The region hosts the La Herradura gold mine, held by Grupo Peñoles and Newmont. In 2007, a regional sampling and mapping program was conducted in an approximately five km long and two km wide area, resulting in discovery of several gold anomalous areas in hematite-tourmaline mineralized low angle shear zones. Within this widespread gold anomaly five gold anomalous areas were identified.

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In 2008, a first phase drilling program (ten core holes totaling 1,498m) tested these anomalies. Ten diamond drill-holes were completed along a five km long trend. All the holes cut altered low angle shear zones except for one hold located at the Banco de Oro anomaly. Six of the ten holes intersected at least one intercept of two metres with geochemically anomalous gold concentrations.

In 2012, a property wide geological mapping, rock and stream silt sampling program took place to better understand the geology and structures considering the 2008 drilling. This work led to the present understanding of the geology and importantly the flat lying altered and gold mineralized shear between upper “plate” rhyolites and lower “plate” dominate mafic volcanic rocks. The sericite-quartz-tourmaline-hematite sheared small hills in the Pavoreal area, drilled in 2008, have been re-interpreted as remnant vestiges of the flat lying shear. Great Panther is targeting drilling remaining areas of shear located below areas of altered rhyolite upper plate rock.

In 2021, the Company carried out mapping primarily focused on the Pavoreal area but also including the other prospective trends, identified in previous exploration. Mapping combined with interpretation of multi-element rock geochemistry improved definition and allowed prioritization of the zones. Work was suspended in November and is expected to be re-initiated in mid-2022 prior to surface drill testing.

7.C.4Mineral Resource Estimates

There is no Mineral Resource estimate for the Plomo Project.

7.C.5Mineral Reserve Estimates

There is no Mineral Reserve estimate for the Plomo Project.

7.C.6Mining Operations

The Plomo Project is exploration in nature and no mining methods have been defined.

8.	RISK FACTORS

The operations of the Company are characterized by a number of risks inherent to the global economy, the nature of the mining industry and to the nature of the Company’s business in particular. The following risk factors, as well as other risks discussed in this AIF, could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks and uncertainties are not the only ones faced by the Company. Additional risks and uncertainties not presently known to management or that management currently consider immaterial may also impair the Company’s business operations. If any of these events actually occur, the Company’s business, prospects, financial condition, cash flow and operating results could be materially harmed. Before deciding to invest in securities of the Company, investors should carefully consider such risks and uncertainties.

8.A.	GLOBAL RISK FACTORS

8.A.1Metals and Mineral Prices Are Subject to Wide and Unpredictable Fluctuations

The market prices of precious metals and other minerals are affected by various forces beyond the Company’s control, including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. If the prices of precious metals and other minerals drop significantly, the economic prospects of the Company’s operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for their sale. Mineral prices have fluctuated widely in recent years. The marketability of minerals is also affected

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by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Company’s objective is to generally remain unhedged with respect to gold and silver prices. However, the Company may enter into hedging arrangements from time to time and fluctuations in metal prices may result in derivative losses and liabilities in respect of these arrangements. Correspondingly, a failure to hedge may expose the Company to the risk of price decreases for gold and silver which could significantly impact the Company’s cash flow from operations and adversely affect its ability to make debt repayments when due.

8.A.2Global Financial Market Conditions

Global financial markets from time to time become volatile or unstable and can have a profound impact on the global economy. Many industries, including the mining sector, are impacted by periods of financial market turmoil. Key impacts can include the contraction of credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. These factors may adversely impact the trading price of the Company’s securities, the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Company.

8.A.3Inflation in Brazil

In the past, high levels of inflation have adversely affected the economies and financial markets of Brazil, and the ability of its government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation in Brazil and have created general economic uncertainty. As part of these measures, the Brazilian government has at times maintained a restrictive monetary policy and high interest rates that have limited the availability of credit and economic growth. Brazil may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in Brazil and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on the Company. If Brazil experiences high levels of inflation in the future, and there is no corresponding adjustment to the Brazil exchange rate, the Company’s Brazilian cost structure could rise in US dollar terms, which could adversely affect the Company’s results of operations or financial condition.

8.A.4Fluctuations in the Price of Consumed Commodities

Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, and reagents fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, are beyond the control of the Company, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

8.A.5Fluctuation in Foreign Currency Exchange Rates

The Company maintains bank accounts in Canadian, US, Australian, Mexican, Brazilian and Peruvian currencies. The Company earns revenue in US dollars while its costs are incurred in local currencies such the Canadian dollar, Australian dollar, Mexican peso, Brazilian real and Peruvian sol. An appreciation of these local currencies against the US dollar will increase operating, financing and capital expenditures as reported in US dollars. A decrease of these local currencies against the US dollar will result in a loss to the Company to the extent that the Company holds funds in such currencies.

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8.A.6COVID-19 and Other Pandemics

Since the outbreak of COVID-19 in late 2019, COVID-19 has had a negative impact on global financial conditions and has resulted in restrictions in the flow of labour, services and production in all of the Countries where the Company operates and has offices. A sustained slowdown in economic growth could have an adverse effect on the price and/or demand for gold. Although there were no material operational impacts from COVID-19 in 2021 such as a turndown or shutdown in operations, COVID-19 has had on the mental and physical health of the Company’s employees and contractors, including by the limitations it has placed on movement, availability of food and other goods. The Company’s suppliers and service providers have also been impacted through limited availability of labour, suppliers, equipment, customers and distribution channels. In Mexico, the Company’s ability to obtain required permits from the permitting authority CONAGUA was significantly impacted by reduced working hours in 2020 and 2021. In Tucano, COVID-19 was a factor in supply chain disruptions that impacted contractor equipment availability and contributed to lower production in 2021. The Company’s ability to conduct exploration and development programs was also impacted in 2021 due to COVID-related restrictions, protocols, and travel restrictions.

The extent to which COVID-19 will continue to impact the Company’s operations will depend on future developments which are highly uncertain and cannot be predicted with confidence. The Company expects that its operations will continue to be impacted by comprehensive COVID-19 protocols in 2022, which would increase costs and restrict throughput levels, and that it will continue in 2022 to experience disruptions to its operations due to workforce shortages and the unavailability of contractors and subcontractors. Any sustained shut-down or significant curtailment to the Company’s operations will have a material adverse impact on the Company’s production, revenues and financial condition and may materially impact the Company’s ability to meet its production guidance.

The Company may experience delays and disruptions in carrying out its planned near mine and regional exploration plans at Tucano which may in turn delay the expansion of its mineral resource base. Further, there is no assurance that exploration and development activities relating to Urucum underground mine will not have to cease at some point during 2022 for reasons related to COVID-19 including company or government-imposed restrictions.

The Company’s ability to continue with its operations and activities, or to successfully maintain its operations on care and maintenance if so required, or to restart or ramp-up any such operations efficiently or economically, or at all, is unknown. Interruption of supplies and the provision of services from third parties upon which the Company relies, for any reason including industry closures relating to containment of COVID-19 which could result in the declaration by the Company’s suppliers of force majeure in contracts or purchase orders, may result in the Company’s inability to complete projects in a timely manner. In addition, the Company’s customers may determine to delay their decisions in connection with new projects as they assess the impact of COVID-19 on their businesses. The Company may experience disruptions in transportation services as a result of COVID-19 that could adversely impact the Company’s ability to deliver gold doré to refineries.

Regulatory agencies the Company works with have been impacted by work-from home and other industry closures. As a result, the Company has also experienced delays in 2021 and expects in 2022 it will continue to be impacted by delays, in receiving permits and regulatory responses which could adversely impact its operations and exploration and development plans.

Moreover, the continued presence of, or spread, of COVID-19, and any future emergence and spread of COVID-19 mutations or other pathogens, globally would likely have material adverse effect on both global and regional economies, including those in which the Company operates, as has been seen already. Such effects would not only affect the Company’s business and results of operations, but also the operations of its suppliers, contractors and service providers, including smelter and refining service providers, and the demand for its production. COVID-19 could also negatively impact stock markets, including the trading price of the Company’s shares, adversely impact the Company’s ability to raise capital, cause continued interest rate volatility and movements that could make obtaining financing or refinancing the Company’s debt obligations more challenging or more expensive (if such financing is available at all), and result in

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any operations affected by COVID-19 becoming subject to quarantine or shut down. Any of these developments, and others, could have a material adverse effect on the Company’s business, results of operations and financial condition.

If the Company’s operations are impacted or expected to be impacted, the Company may undertake measures to preserve cash resources including suspension of discretionary spending and other legal means to reduce and minimize contractual spending. However, any extended suspension of operations may ultimately impact on the Company’s ability to repay its debt obligations and other creditors, with the result that the Company’s financial position may be seriously jeopardized.

8.A.7Political Risk and Government Regulations

The Company’s mining, exploration and development activities are focused in Brazil, Mexico and Peru, and are subject to extensive national and local laws and regulations governing prospects, taxes, labour standards, employee profit sharing and occupational health and safety, including mine safety, land use, environmental protection, including biodiversity, and water, soil and air quality, permitting, management and use of toxic substances and explosives, management and use of natural resources, including water and energy supplies, management of waste, exploration, development, production, and post-closure reclamation of mines, imports and exports, transportation, community rights, human rights, social matters, including historic and cultural preservation, engagement and consultation, local hiring and procurement, development funds, anti-corruption and anti-money laundering, data protection and privacy and others which currently or in the future may have a substantial adverse impact on the Company. To comply with applicable laws and future laws, the Company may be required to make significant capital or operating expenditures or face restrictions on or suspensions of the Company’s operations and delays in development of the Company’s properties. There is no guarantee that more restrictive, or new constraints on the Company’s operations will not be imposed, including those that might have significant economic impacts on the Company’s operations and profitability. In addition, the regulatory and legal framework in some jurisdictions in which the Company operates are outdated, unclear and at times, inconsistent. A failure to comply with these laws and regulations, including with respect to the Company’s past and current operations, and possibly even actions of parties from whom the Company acquired its mines or properties, could lead to, among other things, the imposition of substantial fines, penalties, sanctions, the revocation of licenses or approvals, expropriation, forced reduction or suspension of operations, and other civil, regulatory or criminal proceedings the extent of which cannot be reasonably predicted.

Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of the Company’s mining activities and may be fined if convicted of an offence under such legislation.

Mining and exploration activities in the countries where the Company operates may be affected in varying degrees by political instabilities and government regulations relating to the mining industry or business activities in general. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the business. Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Brazil, Mexico and Peru as developing countries may make it more difficult for the Company to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in improving Brazilian, Mexican and Peruvian political institutions and in revitalizing their economies, the present administrations or any successor governments may not be able to sustain the progress achieved. The Company does not carry political risk insurance.

As governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has often been identified as a source of revenue. Taxation and royalties are often subject to change and are vulnerable to increases in both poor and good economic times, especially in many resource rich countries. The addition of new taxes, specifically those aimed at mining companies, could have a material impact on the Company’s operations and will directly affect profitability and the Company’s financial results. The economic impact of COVID-19 on the global and national economies, the resulting costs to governments and increased fiscal debt is also expected to result in

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further taxation pressures, the impacts of which could impact the Company’s financial performance. For a discussion of recent legal reforms proposed in Mexico, see Section 4.F of this AIF under the heading “Doing Business in Brazil, Mexico and Peru – Mining in Mexico”. For more detailed discussion of the risks related to COVID-19 on the Company’s business, see Section 8 of this AIF under the heading “Risk Factors - COVID-19 and Other Pandemics”.

In 2021, the Company has been impacted by a number of the risks described above. In Peru, political instability and a change in government regimes has further delayed the Company’s ability to obtain approval for a Modified Mine Closure plan that will dictate the path forward on reclamation of legacy tailings facilities. In addition, on August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates increases to the mine closure bond requirement applicable to all mining companies in Peru. Whereas previously companies were required to provide bonds to cover “Final” and “Post-Closure” stages of the Mine Closure Plan, under the amended law the bonding requirement is inclusive of “Progressive Closure” costs (i.e., closure activities during the operation of the mine) for the main components of the mine. In January 2022, draft regulations were published and allowed for a comment period from the mining industry. The Petroleum and Energy Society prepared a consolidated response to the regulations, to which the Company submitted comments. Prior to publication of the new regulations, the Company cannot estimate with certainty the amount or timing of incremental closure bond requirements for Coricancha or the impact of such requirements on the Company’s liquidity.

GPC received notice from SUNAT, the Peruvian tax authority, that SUNAT intends to hold GPC jointly liable with respect to the unpaid taxes of a leasing company that sold the Coricancha mining assets to GPC in March 2006, prior to the Company’s acquisition of Coricancha effective June 30, 2017. The SUNAT claim is for unpaid taxes and related fines of the taxpayer, which is not an affiliate of the Company, from its 2001 tax year, together with related fines. The amount claimed is approximately $20 million. For more detailed discussion of these risk factors, see Section 8.C.7 of this AIF under the heading “Risks Associated with the Coricancha Project”. In Mexico, the Company’s Guanajuato mine and the Cata processing plant were placed on care and maintenance in November 2021 and mining activity at the San Ignacio mine was also suspended while the Company continues to proactively engage with CONAGUA in regards of the tailings dam permit. For more detailed discussion of these risk factors, see Section 8.C.4 of this AIF under the heading “Risks Associated with Obtaining and Complying with Tailings and Other Permits”.

8.A.8Climate Change

Extreme weather events (for example, prolonged drought or the increased frequency and intensity of storms) have the potential to disrupt the Company’s operations and the transportation routes that the Company uses. The Company’s ability to conduct mining operations depends upon access to the volumes of water that are necessary to operate its mines and processing facilities. Changes in weather patterns and extreme weather events, either due to normal variances in weather or due to global climate change, could adversely impact the Company’s ability to secure the necessary volumes of water to operate its facilities.

The Coricancha mine has in the past experienced damage from flooding during periods of excessive rain. In Brazil, higher than average seasonal rain has contributed to slope instability in the Company’s UCS open pit, which has resulted in a temporary suspension of pushback activities in the pit until drier conditions prevail. Increased precipitation, either due to normal variances in weather or due to global climate change, could result in flooding that may adversely impact mining operations and could damage the Company’s facilities, plant and operating equipment. Accordingly, extreme weather events and climate change may increase the costs of operations and may disrupt operating activities, either of which would adversely impact the profitability of the Company.

Governments have been introducing climate change legislation and treaties at the international, national, state/province and local levels. Regulation relating to emission levels (such as carbon taxes or cap and trade schemes) and energy efficiency is becoming more commonplace and stringent. If the current regulatory trend continues, this may result in increased costs to the Company.

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8.B.	MINING INDUSTRY RISK FACTORS

8.B.1Mining and Mineral Exploration Have Substantial Operational Risks

Mining and mineral exploration involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

●	major or catastrophic equipment failures;
●	mine failures and slope failures;
●	failure of tailings facilities;
●	ground fall and cave-ins;
●	deleterious elements materializing in the mined resources;
●	environmental hazards;
●	industrial accidents and explosions;
●	the need to at times, to base decisions on insufficient or inadequate data;
●	labour shortages or strikes;
●	government regulations;
●	untimely delays in permitting or licensing
●	civil disobedience and protests; and
●	natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes.

In May 2021, the Company identified slope instability in the west wall of its UCS open pit in Tucano. In order to ensure health and safety for workers, mining activities in UCS were temporarily halted. The Company undertook activities to improve wall stability, including unloading of 2.6 million tonnes of material and improving drainage from the upper benches. While the Company resumed limited mining at depth in July 2021 and full mining activities in September, the Company announced the suspension of mining activities in UCS again in October 2021 due to the renewed detection of slope instability in the west wall. While limited mining of ore was later authorized by the geotechnical committee to continue in the southern portion of the pit, a decision was made to ramp down mining in UCS at the end of 2021 and resume the pushback in mid-2022 when seasonally drier conditions are expected. Because the majority of mining activity in UCS in 2022 will be focused on pushback activities later in the year, the Mineral Reserves in the UCS Pit do not represent a material portion of the Mineral Reserves planned for production in 2022, however they are part of the planned production schedule in 2023. If the Mineral Reserves at UCS are unable to be accessed, either as a result of slope displacement or instability or otherwise, it would adversely impact the Company’s production plans, future revenues and financial condition of the Company.

In addition, the Company may experience similar pit wall displacements or other failures at the Tucano open pit mines, with further negative impact to the Company’s ability to mine its Mineral Reserves. Any such events may increase the Company’s costs of operations, delay production plans and reduce potential production.

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These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, loss of or suspension of permits as a result of regulatory action, reputational damage and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company’s insurance coverage, in which case the Company could incur significant costs that could prevent profitable operations.

8.B.2Uncertainty Regarding Resource Estimates

Only Mineral Resources have been determined for certain of the Company’s properties, and other than Tucano, no estimate of Mineral Reserves on any property has been completed. Mineral Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated. In making determinations about whether to advance any projects to development, the Company must rely upon estimated calculations as to the Mineral Resources and grades of mineralization on its properties. Until mineralized zones are mined and processed, Mineral Resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Company cannot assure that:

●	Mineral Resource or other mineralization estimates will be accurate; or
●	Mineralization can be mined or processed profitably.

Any material changes in Mineral Resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital. The Company’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, zinc and lead may render portions of the Company’s mineralization uneconomic and result in reduced reported Mineral Resources.

Any material reductions in estimates of Mineral Resources, or of the Company’s ability to extract such Mineral Resources, could have a material adverse effect on the Company’s results of operations or financial condition. The Company cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

8.B.3Environmental and Health and Safety Risks

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Company’s operations.

Exploration activities and/or the pursuit of commercial production of the Company’s mineral claims may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that the Company would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

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The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as fires, explosions or collapses. These risks could result in damage or destruction of mineral properties, production facilities, casualties, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company has safety programs in place and continues to pursue further improvements on an ongoing basis. Safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices. However, there is no assurance that safety incidents will not be experienced in the future, or that operations might not be materially affected by their occurrence. Further, a safety incident could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and may result in the imposition of fines and penalties.

8.B.4Unauthorized Mining

The mining industries in Brazil and Mexico are subject to incursions by illegal miners or “garimpeiros” or “lupios” who gain unauthorized access to mines or exploration areas to steal mineralized material mainly by manual mining methods. The Company has experienced such incursions including an incident in the first quarter of 2014 at the GMC that resulted in both a significant financial loss to the Company and a material impact to the Company’s operations. In Brazil incursions into tenements where at the time the Company did not have any physical presence, have occurred. The Company is required to report the garimpeiro activity within its tenements to the relevant authorities for resolution. There is no significant financial loss nor impact to the Company’s operations in this case.

At production and mine sites, in addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

8.B.5	Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

The Company’s primary mineral properties in Mexico, Topia and the GMC (excluding San Ignacio), have been in the production stage for more than 10 years under the ownership of the Company and have generated positive cash flow from operating activities. However, the commercial viability of these mines was not established by a feasibility study or preliminary economic assessment. Similarly, San Ignacio commenced commercial production in 2014 and has generated positive cash flow from operating activities; however, the commercial viability of this mine was not established by a feasibility study or preliminary economic assessment. Coricancha was a past producing mine that is currently on care and maintenance. There is no assurance that the Company’s evaluation efforts will be sufficient to bring Coricancha into production.

Mineral exploration and development involve a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at Coricancha, or the Company’s other exploration projects or that its exploration or development projects will be brought into commercial production.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as mineable. Estimates of Mineral Reserves and Mineral Resources, and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, social dynamics in local communities, negotiations with landowners, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

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Material changes in commodity prices, Mineral Resources, grades, dilution or recovery rates, or other project parameters may affect the economic viability of any project. The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration and development are highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

●	establish Mineral Resources through drilling and metallurgical and other testing techniques;
●	determine metal content and metallurgical recovery processes to extract metal from the ore;
●	evaluate the economic feasibility; and
●	construct, renovate, expand or modify mining and processing facilities.

In addition, if potentially economic mineralization is discovered, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable properties.

Development projects usually have no operating history upon which to base estimates of future cash flow. Estimates of Proven Mineral Reserves and Probable Mineral Reserves, Measured and Indicated Mineral Resources, and Inferred Mineral Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. At this time, other than Tucano, the Company’s properties do not have defined Mineral Reserves. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will ever be upgraded to either Measured or Indicated Mineral Resources or to Proven Mineral Reserves or Probable Mineral Reserves.

Because mines have limited lives, the Company must continually replace and expand its Mineral Resources as production continues. The LOM estimates for the Company’s mines may not be correct. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand Mineral Resources at existing mines, and on the costs and results of continued exploration and potential development programs. The inability to identify Mineral Resources in quantities sufficient to bring a mineral property into production may result in the write down of the value of the mineral property.

8.B.6Production Decisions Made without Identified Mineral Reserves

There are no current estimates of Mineral Reserves for any of the Company’s Mexican mines and Coricancha. The Company made decisions to enter into production at Topia, Guanajuato and San Ignacio without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the mines. Any future production decisions at Topia, Guanajuato, and San Ignacio are also anticipated to be made without having completed feasibility studies. In addition, the Company may at some point in the future make decisions to extend mine operations at Tucano beyond the mine life of its current Mineral Reserves by mining material that is classified as Mineral Resources without the completion of a feasibility study that would be required to establish whether these Mineral Resources can be converted to Mineral Reserves. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. As the Company’s mines do not have established Mineral Reserves, except for Tucano, the Company faces higher risks that anticipated rates of production and production costs will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flow to fund operations from and ultimately achieve or maintain profitable operations.

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8.B.7Termination of Mining Concessions

The concessions the Company will hold in respect of its operations, development projects and prospects may be terminated under certain circumstances. The Company’s mining concessions may be terminated in certain circumstances. Under the laws of Brazil, Mineral Resources belong to the federal government and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company will hold mining, exploration and other related concessions in each of the jurisdictions where the Company operates and where it will carry on development projects and prospects. The concessions the Company will hold in respect of its operations, development projects and prospects may be terminated under certain circumstances. Termination of any one or more of the Company’s mining, exploration or other concessions could have a material adverse effect on the Company’s financial condition or results of operations.

8.C.	COMPANY OPERATING RISK FACTORS

8.C.1Tucano Mine Life

The Company significantly reduced its Mineral Reserve and Mineral Resource estimates for Tucano in March 2020, which resulted in a shorter open pit mine plan for Tucano than the forecast production from Mineral Reserves through the end of 2022. The Company announced a further update to its Mineral Reserve and Resources estimates for Tucano in December 2020, which extended the open pit mine life by approximately one year. In order to continue open pit mining at Tucano beyond 2023, the Company will need to expand its Mineral Reserve base or otherwise establish that the material currently classified as Mineral Resources can be economically mined.

There is no assurance that the Company will be successful in increasing the mine life of Tucano or that development work will result in the estimation of Mineral Reserves demonstrating economic viability. Further, there are uncertainties with respect to the amount of capital expenditures that may be required to be deployed to extend such mine life beyond 2023 and related regulatory and permitted risks associated therewith. As a consequence, the Company may be required to evaluate whether to cease operations at Tucano if it cannot economically operate the mine. Any shut-down or curtailment of Tucano would materially and adversely impact on the financial condition and results of operations of the Company and may result in the Company not being able to pay its obligations, including outstanding debt.

8.C.2Inaccuracies in Production and Cost Estimates

The Company prepares estimates of future production and future production costs for specific operations. No assurance can be given that these estimates will be achieved. Production and cost estimates are based on, among other things, the following: the accuracy of Mineral Reserve and Mineral Resource estimates; the ability to continue mining activities without disruption; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing. Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the Mineral Reserve and Mineral Resources, such as the need for sequential development of mineralized zones and the processing of new or different grades of mineralization; the ability to continue mining in accordance with the Company’s mine plans, the availability of tailings storage facilities and the risks and hazards associated with mining described below under “Mining and Mineral Exploration Have Substantial Operational Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures, changes in regulations and currency exchange rates. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flow, earnings, results of operations and financial condition.

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8.C.3Risks Associated with Continued use of Topia Tailings and Expansion

There is no assurance that there will not be further movement underlying Phase I and Phase II of the TSF or that the continued remediating and monitoring techniques will be effective (See 5.C.12.b “Topia TSF”) Any movement of the material underlying the TSF Phase I and II could result in significant environmental damage, potential loss of life and property and consequential liability to the Company, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, loss of or suspension of permits as a result of regulatory action, reputational damage and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company’s insurance coverage, in which case the Company could incur significant costs that could prevent profitable operations.

8.C.4Risks Associated with Obtaining and Complying with Tailings and Other Permits

The Company’s operations are subject to obtaining and maintaining permits (including environmental permits) from appropriate governmental authorities. There is no assurance that necessary permits will be obtained or that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. Additionally, it is possible that previously issued permits may become suspended for a variety of reasons, including through government or court action.

At the GMC, the Company has not yet been granted a permit from the Comisión Nacional del Agua (“CONAGUA”) to expand the tailings storage facility, which only had sufficient capacity to continue milling operations until December 2021. The Company placed the GMC on care and maintenance (Guanajuato and Cata processing plant in November 2021 and the San Ignacio mine in early January 2022) while awaiting permits to extend the tailings facility or find other alternatives to maximize the value of GMC.

There can be no assurance that the Company will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular property.

8.C.5Risks Which Cannot Be Insured

The Company maintains appropriate insurance for liability and property damage; however, the Company may be subject to liability for hazards that cannot be insured against, which if such liabilities arise, could impact profitability and result in a decline in the value of the Company’s securities. The Company’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment. Although the Company will maintain appropriate insurance for liability and property damage in connection with its business, the Company may become subject to liability for hazards that cannot be insured against or which the Company may elect not to insure itself against due to high premium costs or other reasons. In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, tailings facility failures, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

8.C.6Risk of Secure Title of Property Interest

There can be no assurance that title to any property interest acquired by the Company or any of its subsidiaries is secured. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

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In the jurisdictions in which the Company operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land.

8.C.7Risks Associated with the Coricancha Project

The Company completed the acquisition of Coricancha on June 30, 2017. The Company’s decision to acquire Coricancha was subject to a number of assumptions, including anticipated exploration results, the expected cost and timing of restarting operations, anticipated processing and production rates that may be achieved at Coricancha upon reactivation, the working capital position of Coricancha at closing, the ultimate cost of reclaiming legacy tailings facilities, potential increases to the Coricancha resource base, the anticipated cost of the mine closure bond, the indemnification obligations of Nyrstar under the Share Purchase Agreement (described in Section 6.A of this AIF) and current environmental conditions and liabilities at Coricancha. While Nyrstar, as the former owner of Coricancha, has agreed to indemnify the Company with respect to certain reclamation costs, these indemnification obligations are capped. While the Company presently believes the ultimate reclamation costs for which Nyrstar is responsible to indemnify Coricancha will be less than the indemnity cap, there is no assurance that this will be the case. The recent dismissal of the constitutional case proceeding will require the Company to consider additional and/or alternative reclamation measures which may or may not be accepted by the authorities and may subject the Company to further fines and penalties. The Company is uncertain to the ultimate cost of these alternatives and if these will even be accepted by the authorities. In the case alternatives are accepted, their cost may ultimately exceed the amount of the Nyrstar indemnity. In addition, there may be disagreements between the Company and Nyrstar as to the amount of Nyrstar’s indemnification obligations under the Share Purchase Agreement. There is also no assurance that the parent guarantor, Trafigura, will have the financial resources necessary to discharge any claim under the guarantee should the Nyrstar entities fail to discharge their obligations.

If any of these assumptions prove incorrect, the Company may not be able to achieve profitable operations at Coricancha. The acquisition of Coricancha is subject to a number of risks that may result in a materially adverse impact on the Company, including potential political risks involving the Company’s operations in a foreign jurisdiction, technical and operational difficulties that may be encountered with reactivation of Coricancha, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in Mineral Resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, unanticipated increases in the cost of the tailings reclamation, increased mine closure costs and related bond requirements, potential fines, penalties, regulatory actions or charges from government authorities in connection with the failure to move the Cancha 1 and 2 tailings as contemplated in the mine closure plan and the other risks and uncertainties described elsewhere in this AIF, any of which could have a material adverse impact on the Company and its results of operations.

The Company is required to make a decision as to whether to permanently close the Coricancha mine under its Amended and Restated Mine Closure Agreement with Nyrstar by June 30, 2022. If a decision to permanently close the mine is made before June 30, 2022, Nyrstar will fund closure costs up to $6.5 million but Coricancha will be required to post an additional $6.5 million of the total required $10.9 million bond with Peruvian government authorities. If no decision is made to permanently close Coricancha, then Coricancha will likewise be required to post the entire amount of the $10.9 million bond. Accordingly, either option will require a financial commitment from the Company which may divert capital and management time away from the funding of mining operations and other revenue generating activities and which may have an adverse impact on the Company’s liquidity position. In addition, any costs of permanently closing Coricancha may be greater than the $6.5 million that Nyrstar would be required to fund in the event of a decision to permanently close the mine by June 30, 2022.

In addition, although the Company has completed the Coricancha Technical Report in the form of a preliminary economic assessment at Coricancha and the BSP it is currently evaluating the conditions under which a restart of

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Coricancha production can be implemented. The Company may not conduct a preliminary feasibility study or feasibility study in connection with its decision. Mineral properties that are placed into production without the benefit of a feasibility study have historically had a higher risk of failure. There is no assurance the Company will achieve any particular level of production at Coricancha or that operations there will be profitable. The preliminary economic assessment completed includes Inferred Mineral Resources which are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Further, there is no certainty that the results of the preliminary economic assessment or the BSP will ever be realized.

While the Company awaited MEM to issue a decision on the proposed modification to the remediation plan for legacy tailings, the Company initiated a constitutional case and was successfully awarded an injunction to prevent fines and penalties until MEM issues its decision. The constitutional case sought Peruvian Judiciary orders that: (i) the MEM issue a decision on the Company’s proposed modified Coricancha Mine Closure Plan; and (ii) OEFA and OSINERGMIN refrain from requesting the Company to move the Cancha 1 and 2 tailings while the MEM issues its decision. In January 2021, the Peruvian Judiciary dismissed the Company’s constitutional lawsuit in connection to (ii) above and requested that the MEM issue the technical report evaluating the Closure Plan of the Company within two months. However, on March 5, 2021, the Company appealed the constitutional case decision. While the appeal has not been resolved, on June 10, 2021, the injunction obtained by the Company regarding this constitutional case was cancelled, which exposes the Company to potential fines, penalties, regulatory action or charges from government authorities. As a result of the exposure to fines, the Company has been running a dual strategy to continue to push for amendment of the Closure Plan and in parallel, to review the current stability of the Cancha 1 and 2 tailings. The Company has engaged a consultant to complete the engineering work and develop an engineered tailings removal operating plan and closure plan for Canchas 1 and 2. The Company is also continuing to engage with the MEM to reach a conclusion regarding the Modified Mine Closure Plan. However, given the unsettled political environment in Peru including multiple changes in leadership at the MEM, there can be no assurance that a resolution can be reached in a timely manner or that the Company will not be subject to regulatory fines, penalties, actions or charges.

On August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates increases to the mine closure bond requirement applicable to all mining companies in Peru. Whereas previously companies were required to provide bonds to cover “Final” and “Post-Closure” stages of the Mine Closure Plan, under the amended law the bonding requirement is inclusive of “Progressive Closure” costs (i.e., closure activities during the operation of the mine) for the main components of the mine. In January 2022, draft regulations were published and allowed for a comment period from the mining industry. The Petroleum and Energy Society prepared a consolidated response to the regulations, to which the Company submitted comments. Prior to publication of the new regulations, the Company cannot estimate with certainty the amount or timing of incremental closure bond requirements for Coricancha or the impact of such requirements on the Company’s liquidity.

GPC, received notice from SUNAT, the Peruvian tax authority, that SUNAT intends to hold GPC jointly liable with respect to the unpaid taxes of a leasing company that sold the Coricancha mining assets to GPC (formerly Compañía Minera San Juan S.A.) in March 2006, prior to the Company’s acquisition of Coricancha effective June 30, 2017. The SUNAT claim is for unpaid taxes and related fines of the taxpayer, which is not an affiliate of the Company, from its 2001 tax year, together with related fines. The amount claimed is approximately $20 million. The Company believes that the probability of the claim resulting in liability for GPC is remote and, as a consequence, has not recorded any contingency. The Company expects legal processes to take several years to reach a conclusion.

8.C.8Exploration and Development Risks Associated with Tucano

Mineral Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company with respect to Tucano may be affected by numerous factors that are beyond the control of the Company and that cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and

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such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the mineral exploration and development activities of the Company will result in discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish Mineral Reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

In addition, any determination to proceed with the development of the Urucum underground mine at Tucano will require the completion of further studies to demonstrate the technical and economic viability of the project. There is no assurance that Company will be able to raise the capital to fund the development of the Urucum underground mine should feasibility be established.

8.C.9Risks Associated with Transportation and Storage of Doré or Concentrate

The doré and concentrates produced by the Company have significant value and are transported by road, by air, and/or by ship to refineries and smelters in local countries and overseas. The geographic location of the Company’s operating mines in Brazil and Mexico, and air and trucking routes taken through the country to the refinery, smelters and ports for delivery, give rise to risks including doré or concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

The ability of the Company to transport doré and concentrates may also be at risk due to regional quarantine measures related to the COVID-19 pandemic which could be imposed by various levels of governments in the jurisdictions in which the Company operates.

8.C.10Theft of Doré or Concentrate

The Company may have significant doré and concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment. The Company has experienced theft of concentrates in the past and has taken additional steps to secure its doré and concentrate, whether in storage or in transit. The Company has insurance coverage; however, recovery of the full market value may not always be possible. Despite risk mitigation measures, there remains a continued risk that theft of doré or concentrate may have a material impact on the Company’s financial results.

8.D.	COMPANY COMMERCIAL AND LEGAL RISK FACTORS

8.D.1Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. As at December 31, 2021, the Company had net working capital (current assets in excess of current liabilities) of approximately $7.6 million, including approximately $47.7 million in cash and short term deposits. At December 31, 2021, the Company has total borrowings of $48.9 million, of which $42.6 million is due over the next 12 months.

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The Company believes it has sufficient net working capital and other sources of funds to meet operating requirements as they arise for at least the next 12 months, but there can be no assurance that a unplanned event such as a sudden significant decrease in gold or silver prices, Government and industry measures to contain the spread of COVID-19, unforeseen liabilities, or other matters adversely affecting the operations of the business might not arise, and that such changes will not have a material impact on the Company’s sufficiency of cash reserves to meet operating requirements. In addition, further acquisitions or a significant change in capital plans could significantly change the cash and working capital required by the Company.

8.D.2	Sufficiency of Current Capital and Ability to Obtain Financing to Fund Operations, Capital and Exploration Expenditures and meet Debt Service Requirements

As at December 31, 2021, the Company had approximately $47.7 million of cash and short-term deposits. During 2021, the Company generated negative cash flow from operating activities, and to make scheduled debt repayments and capital investments the Company needed to raise other sources of capital. The Company’s has $22 million in planned capital expenditures in 2022, and $4.6 million in exploration expenditures. In addition, the Company the majority of the Company’s mining will be devoted to stripping of AB1 and the resumption of the UCS pushback, resulting in roughly 65% of total gold equivalent ounces being produced in the second half of the year. The Company’s ability to generate cash from its operations in 2022 will be highly dependent on metal prices and the ability of the Company to maintain cost and grade controls at its operations and is subject to the Company’s plans and strategy. The Company has determined that it will require further financing in 2022 and will consider other equity, including through use of the ATM Facility and debt financing, if necessary, in order to meet long-term objectives and improve working capital, fund planned capital investments and exploration programs for its operating mines, acquisitions, and meet scheduled debt repayment obligations. There is no assurance that the Company’s cash flow generated from mining activities, along with its current cash and other net working capital and new financing initiatives, will be sufficient to fund the Company’s operations to meet its planned initiatives and to fund investment and exploration, evaluation, and development activities for the foreseeable future. Failure to obtain additional financing could require the Company to curtail planned expenditures which in turn could have a material impact on the Company’s future cash flows and could have a detrimental impact on the Company’s liquidity and ability to fund its ongoing operations.

In addition, the Company had outstanding debt of $48.9 million as at December 31, 2021. The Company may also enter into new debt arrangements in the future that may further increase its debt payable. The Company will be dependent upon its future ability to maintain production at its mines in order to generate the cash flow required to repay this indebtedness in accordance with the required payment schedules. In the event production cannot be maintained, the Company may be required to complete additional equity financings or sell assets in order to repay these creditors and avoid enforcement actions by these creditors or an insolvency event. There is no assurance that any equity financing would be available to the Company in these circumstances or that the Company would be able to market and sell assets at the prices that the Company would consider to be fair and representative of their market value.

The further exploitation, development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through equity financing and/or debt financing, to enter into joint venture arrangements or to obtain other means of financing. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain financing on favourable terms, or at all.

The Company has completed acquisitions to achieve growth, and accordingly, may continue to evaluate opportunities to execute and complete additional acquisitions, and these may require additional capital. There is no assurance that the Company will be able to obtain additional capital when required. Failure to obtain additional financing on a timely basis may limit, expansion, development and exploration plans, or even to suspend operations.

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8.D.3Financing Risks Associated with Tucano

There can be no assurance that the Company will be able to secure the funds necessary to finance the optimization, planned exploration, further capital investment and development of Tucano and scheduled debt repayments in a manner that will increase value to shareholders. In addition, Tucano will have significant working capital needs, given its 2022 production profile with a much greater proportion of production in the second half of the year. The Company is in the process of reviewing its Mineral Reserve and Mineral Resource estimates at Tucano to take into account exploration progress since September 30, 2020, the effective date of the Company’s most recent 43-101 report released on February 2, 2021. Although it expects to confirm that Tucano’s mine life will extend beyond 2023, a detailed mine plan has not been finalized and as such, the estimated capital cost to access additional ore is not currently known. These capital requirements may require the Company to obtain additional financing and there is no assurance that this financing will be available when required.

Substantial expenditures will be required to optimize, develop and to continue with the exploration of Tucano and near mine exploration targets as well as the Company’s underground mine project. In order to explore and develop Tucano, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, further mining and infrastructure feasibility studies. The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying Mineral Reserves, it may require additional capital to construct infrastructure necessary to extract recoverable metal from those Mineral Reserves.

The ability of the Company to achieve sufficient cash flow from internal sources and obtain necessary funding through equity financing, joint ventures, debt financing, or other means, depends upon a number of factors, including the state of the worldwide economy and the price of gold, silver and other metals. The Company may not be successful in achieving sufficient cash flow from internal sources and obtaining the required financing as and when needed for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flow and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development and may cause the Company to forfeit rights in some or all of its properties or reduce or terminate some or all of its planned operations.

8.D.4Ability to Meet Financial Covenants

On September 21, 2021, the Company entered into the Doré Agreement with Asahi. Under the Doré Agreement, the Company is required to maintain a minimum cash balance of $5 million on the balance sheet of the Company’s subsidiary, Mina Tucano. The Company’s ability to meet this financial covenant will depend on its ability to generate cash from operations or access alternative sources of capital and there can be no assurance that the Company will maintain sufficient cash in Mina Tucano and that failing to do so will not result in the $20 million prepayment facility becoming due and payable. Failure to meet these financial covenants would have an adverse effect on the Company’s financial condition and may require the Company to the Company to obtain additional financing. There is no assurance that this financing will be available when required, and failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development and may cause the Company to forfeit rights in some or all of its properties or reduce or terminate some or all of its planned operations.

8.D.5Litigation Risk

As discussed in Section 15 of this AIF, the Company is party to various legal proceedings in connection with its mining properties. The Company disclosed certain of these legal proceedings but has not disclosed other legal proceedings on the basis that they do not represent claims in excess of 10% of the assets of the Company. The Company has made various assessments as to the probability of the outcomes of these legal proceedings in connection with the preparation of its Audited Financial Statements. There is no assurance that the Company’s assessment of the probability of these outcomes, and the amounts for which the Company may become liable to pay, will be accurate and representative of the actual outcomes in these legal proceedings. Adverse decisions in these legal proceedings could result in significant

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damages being awarded against the Company which could in have a material adverse impact on the Company’s financial condition and results of operations. While the Company may be able to appeal any awards of decisions against the Company, there is no assurance that these appeals would be successful. In addition, the Company’s inability to overturn the decision of the Federal labour court regarding the prohibition of cyanide usage at Tucano following the date that is one year following the date of any final appeal could result in the Company being required to cease operations at Tucano if an alternative to cyanide treatment cannot be identified and implemented in a cost-effective manner (of which there is no assurance). While the Company views such an order as being unprecedented in Brazil, the Company’s failure to over-turn the order on appeal would have a material adverse impact on the Company’s financial condition and results of operations.

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may become involved in additional legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding may have a material effect on the Company’s financial position or results of operations.

The Company may be subject to governmental and regulatory investigations, civil claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in regulatory actions and litigation, the difficulty of predicting decisions of regulators, judges and juries and the possibility that decisions may be reversed on appeal.

Management is committed to conducting business in an ethical and responsible manner, which it believes will reduce the risk of legal disputes. However, if the Company is subject to legal disputes, there can be no assurances that these matters will not have a material adverse effect on the Company’s business, financial condition, results of operations, cash flow or prospects.

8.D.6Corruption and Fraud in Brazil relating to Ownership of Real Estate

Under Brazilian law, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate real estate registry office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, a real estate registry office may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate, although ownership of mining rights are separate from ownership of land.

8.D.7	Restrictions to the Acquisition of Rural Properties by Foreign Investors or Brazilian Companies under Foreign Control

Non-resident individuals and non-domiciled foreign legal entities are subject to restrictions for the acquisition or lease for agricultural purpose, or arrendamento, of rural properties in Brazil. Limitations also apply to legal entities domiciled in Brazil controlled by foreign investors, such as the Company’s subsidiaries through which the Company will operate in Brazil. The limitations are set forth mainly in Law No. 5,709/1971 and in Decree No. 74,965/1974.

Until 2010, limitations imposed on the acquisition of rural property did not apply to Brazilian companies under foreign control. However, an opinion issued by the General Counsel of the Federal Government Office of Brazil significantly changed the interpretation of the applicable laws at the time. Accordingly, Brazilian companies that have the majority of their capital stock owned by foreign individuals and legal entities domiciled abroad are deemed “foreign investors” for the purposes of application of the restrictions on the acquisition of rural property in Brazil. The legality of such opinion has been and is currently being challenged, however prior challenges to the opinion have been unsuccessful.

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A foreign investor or a Brazilian company under foreign control may only acquire rural property in Brazil without breaching the aforementioned opinion if certain conditions are met, including, among others, prior approval by the Brazilian Ministries or, in certain cases, by the Brazilian Congress. Pursuant to applicable legislation, any agreements regarding the direct or indirect ownership of rural properties by foreign individuals or entities may be considered null and void, as well as any agreements regarding corporate changes which might result in indirect acquisition or arrendamento of rural lands by foreign investors. Accordingly, the Company’s ownership of any such rural properties in Brazil may be subject to legal challenges which could result in a material adverse effect on the Company’s business, results of operations, financial condition and cash flow.

8.D.8Dependence on Key Personnel

The Company’s success and viability depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and may impact the ability to attract and retain such personnel. The Company’s growth and viability has depended, and will continue to depend, on the efforts of key personnel. The loss of any key personnel may have a material adverse effect on the Company, its business and its financial position. The Company has employment contracts with these employees but does not have key-man life insurance. The Company provides these employees with long-term incentive compensation that generally vests over several years and is designed to retain these employees and align their interests with those of the Company’s shareholders.

8.D.9Inability to Recruit and Retain Qualified Management

The Company’s continued success depends, in large part, on its ability to hire and retain highly qualified people and if it is unable to do so, the Company’s business and operations may be impaired or disrupted. Competition for highly qualified people is intense and there is no assurance that it will be successful in attracting or retaining replacements to fill vacant positions, successors to fill retirements or employees moving to new positions, or other highly qualified personnel. On February 25, 2022, Robert Henderson resigned as the Company’s Chief Executive Officer. The Company’s Board appointed Alan Hair as Interim Chief Executive Officer and is in the process of developing a transition plan for a permanent Chief Executive Officer. In addition, recruiting of highly qualified people may create significant distraction or diversion of significant or unanticipated resources or attention of the Company’s management team that could have a material adverse effect on Company’s business and operations.

8.D.10Conflicts of Interest of Directors and Officers

Certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint arrangements, some of which are in the same business as the Company. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. The directors and officers of the Company are required by law and the Company’s Code of Business Conduct and Ethics to act in the best interests of the Company. They may have the same obligations to the other companies and entities for which they act as directors or officers. The discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Company to liability to those companies and entities. Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

8.D.11Concentration of Customers

The Company sells gold doré and refined concentrates containing silver, gold, lead and zinc to metals traders and smelters. During the year ended December 31, 2021, five customers accounted for 98% of the Company’s revenues. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue.

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The Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Company’s supply. However, the Company could be subject to limited refinery or smelter availability and capacity, it could face the risk of a potential interruption of business from a third party beyond its control, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Company’s business, financial condition, operating results and cash flow.

8.D.12	Illegal Activity in the Countries in Which the Company Operates Could Have an Adverse Effect on Operations

The Company’s primary mineral exploration and exploitation activities are conducted in Brazil, Mexico and Peru and are exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, murder, illegal mining, high rates of inflation, corruption of government officials, blackmail, extortion and other illegal activity. Corruption of foreign officials could affect or delay required permits, service levels by foreign officials, and protection by police and other government services.

Mexico continues to undergo sometimes violent internal struggles between the government and organized crime with drug cartel relations and other unlawful activities. The number of kidnappings, violence and threats of violence throughout Mexico is of particular concern and appears to be on the rise. While the Company takes measures to protect both personnel and property, there is no guarantee that such measures will provide an adequate level of protection for the Company or its personnel. The occurrence of illegal activity against the Company or its personnel cannot be accurately predicted and could have an adverse effect on the Company’s operations.

In January 2016, a small amount of explosives was stolen from the GMC. While the Company has taken additional security measures, there is no assurance that theft of explosives will not occur again. Explosives are highly regulated, and any theft or loss of explosives may be subject to investigation by Mexican regulatory authorities. The Mexican regulatory authorities may elect at their discretion to exercise administrative action during or after such an investigation. Administrative action could include fines and possibly suspension of the Company’s explosives permit during the investigation period or longer, which would negatively impact the Company’s operations.

8.D.13Compliance with Anti-Corruption Laws

The Company’s operations are governed by, and involve interaction with, many levels of government in Brazil, Mexico and Peru. The Company is subject to various anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act and the United States’ Foreign Corrupt Practices Act, each of which prohibit a company and its employees or intermediaries from bribing or making improper payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In addition, the Extractive Sector Transparency Measures Act recently introduced by the Canadian government contributes to global efforts to increase transparency and deter corruption in the extractive sector by requiring extractive entities active in Canada to publicly disclose, on an annual basis, specific payments made to all governments in Canada and abroad. According to Transparency International, Brazil, Mexico and Peru are each perceived as having fairly high levels of corruption relative to Canada. The Company cannot predict the nature, scope or effect of future regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable anti-corruption laws and regulations could expose the Company and its senior management to civil or criminal penalties or other sanctions, which could materially and adversely affect the Company’s business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, reputation, financial condition and results of operations. Although the Company has adopted policies to mitigate such risks, such measures may not be effective in ensuring that the Company, its employees or third-party agents will comply with such laws.

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8.D.14Information and Cyber Security

The secure processing, maintenance and transmission of information and data is critical to the Company’s business. Furthermore, the Company and its third-party service providers collect and store sensitive data in the ordinary course of the Company’s business, including personal information of the Company’s employees, as well as proprietary and confidential business information relating to the Company and in some cases, the Company’s customers, suppliers, investors and other stakeholders. This may also include confidential information of prospective merger and acquisition targets or candidates with which the Company may have entered into confidentiality agreements. With the increasing dependence and interdependence on electronic data communication and storage, including the use of cloud-based services and personal devices, the Company is exposed to evolving technological risks relating to this information and data. These risks include targeted attacks on the Company’s systems or on systems of third parties that the Company relies on, failure or non-availability of a key information technology systems, or a breach of security measures designed to protect the Company’s systems. While the Company employ security measures in respect of its information and data, including implementing systems to monitor and detect potential threats, the performance of periodic audits, and penetration testing, the Company cannot be certain that it will be successful in securing this information and data and there may be instances where the Company is exposed to malware, cyber-attacks or other unauthorized access or use of the Company’s information and data. Any data breach or other improper or unauthorized access or use of the Company’s information could have a material adverse effect on the Company’s business and could severely damage the Company’s reputation, compromise the Company’s network or systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt the Company’s normal operations, and cause the Company to incur additional time and expense to remediate and improve the Company’s information systems. In addition, the Company could also be subject to legal and regulatory liability in connection with any such cyber-attack or breach, including potential breaches of laws relating to the protection of personal information.

8.D.15Acquisition and Divestiture Strategy

As part of Great Panther’s business strategy, the Company has made acquisitions in the past and continues to seek new acquisition opportunities in the Americas. The acquisition opportunities sought by the Company include operating mines, as well as exploration and development opportunities, with a primary focus on silver and/or gold. As a result, the Company may from time to time acquire additional mineral properties or the securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial synergies, and may incur unanticipated costs, diversion of management attention from existing businesses, the potential loss of the Company’s key employees or of those of the acquired business. Acquisitions may also lead to the issuance of a large number of the Company’s common shares, which would result in dilution to existing shareholders. Although the Company generally seeks advice from financial, legal and tax advisors in pursuit of such opportunities, the Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. Further, to acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional securities, enter into off-take, royalty agreements or metal streaming agreements, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the common shares of the Company. There may be no right for the Company’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

The Company may also seek to divest assets from time to time if they no longer represent a strategic fit within its portfolio. The Company may seek to divest of shares in its subsidiaries, operating mines, projects or exploration

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properties. As part of such transactions, the Company may from time to time acquire the securities of the purchasers of the divested assets. There can be no assurance that such securities acquired will maintain their value or can be readily traded. Although the Company generally seeks advice from financial, legal and tax advisors in pursuit of such opportunities, there can be no assurance that the Company will negotiate acceptable arrangements and will not incur unanticipated costs, divert management attention from existing businesses, or lose key employees. The Company cannot assure that it can complete any divestiture that it pursues, or is pursuing, on favourable terms, or that the proceeds from such divestiture will represent fair value to shareholders. Any reduction in the size of the Company’s business as a result of a divestiture could affect the Company’s future flexibility and ability to raise capital and could decrease the price of the common shares of the Company. There may be no right for the Company’s shareholders to evaluate the merits or risks of any future divestiture undertaken by the Company, except as required by applicable laws and regulations.

8.D.16Community Relations and Social License to Operate

The Company’s relationship with the communities in which it operates is important to ensure the future success of its existing operations and the construction and development of its projects. While the Company believes its relationships with the communities in which it operates are strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

8.D.17Volatility of Share Price

Trading prices of Great Panther’s shares may fluctuate in response to a number of factors, many of which are beyond the control of the Company. In addition, the stock market in general, and the market for precious metals producers in particular has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Company’s shares, regardless of operating performance. This, in turn, can impact the Company’s ability to maintain its listings on the exchanges where it trades.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has been known to be initiated. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

8.D.18Substantial Decommissioning and Reclamation Costs

The Company reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at December 31, 2020, the Company had recorded a provision in the amount of $70.9 million for the estimated present value of future reclamation and remediation costs associated with the expected retirement of its mineral properties, plants, and equipment. The estimated expenditures are to commence near the end of each mine’s useful life except may be required by applicable law. There is no assurance that the Company will have sufficient capital resources as required to fund these reclamation expenses as and when required.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flow, earnings, results of operations and financial condition.

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8.D.19Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred by Them

The Company’s articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all the other officers or directors for any other loss, damage or expense incurred by the Company which happen in the execution of the duties of such officers or directors, as do indemnification agreements between the directors and officers and the Company. Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

8.D.20Enforcement of Legal Actions or Suits

It may be difficult to enforce suits against the Company or its directors and officers. The Company is organized and governed under the laws of under the Business Corporations Act of British Columbia, Canada and is headquartered in this jurisdiction. Primarily all the Company’s directors and officers are residents of Canada, and all of the Company’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

8.D.21Dilution of Shareholders’ Interests from Stock Based Compensation

The Company has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase common shares as non-cash incentives to those persons. Such options have been, and may in future be, granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX. The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests. As at December 31, 2021, there are outstanding vested share options exercisable into 2,510,799 common shares which, if exercised, would represent approximately 0.56% of the Company’s issued and outstanding shares as of that date.

The Company has also granted, and in the future may grant, to directors, officers, insiders, and employees, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”) as incentive awards for service to those persons. Upon settlement, these awards entitle the recipient to receive common shares, a cash equivalent, or combination thereof. The choice of settlement method is at the Company’s sole discretion. As at December 31, 2021, there are RSUs, PSUs and DSUs outstanding which could result in the issuance of up to 2,77,243 common shares. If exercised, these would represent approximately 0.62% of the Company’s issued and outstanding shares as of that date.

If all these incentive awards are exercised and issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s common shares.

8.D.22Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

Depending on the Company’s exploration, development and capital investment plans, acquisition activities, and operating and working capital requirements, the Company may issue additional common shares as a means of raising capital. In the event that the Company is required to issue additional shares or decides to enter into joint venture arrangements with other parties in order to raise financing through the sale of equity securities, investors’ interests in the Company may be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

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8.D.23	Trading of the Company’s Shares May Be Restricted by the SEC’s “Penny Stock” Regulations Which May Limit a Stockholder’s Ability to Buy and Sell the Shares

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” (as defined). The penny stock rules require a broker-dealer to provide very specific disclosure to a customer who wishes to purchase a penny stock, prior to the purchase. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities.

8.D.24The Company Does Not Expect to Declare or Pay Any Dividends

The Company has not declared or paid any dividends on its common stock since inception, and does not anticipate paying any such dividends for the foreseeable future.

8.D.25Credit and Counterparty Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexico taxation authorities, and other receivables. The Company sells and receives payment upon delivery of its doré and concentrates primarily through international organizations. These are generally large and established organizations with good credit ratings. Payments of receivables are scheduled, routine and received within the specific terms of the contract. If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Company may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Company’s future operating results may be materially adversely impacted as a result.

8.D.26Internal Controls over Financial Reporting

The Company documented and tested its internal controls over financial reporting during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal controls over financial reporting.

The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal controls over financial reporting are effective. The Company’s failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

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No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

9.DIVIDENDS

Holders of the Company’s common shares are entitled to receive such dividends as may be declared from time to time by the Board, in its discretion, out of funds legally available for that purpose. The Company intends to retain future earnings, if any, for use in the operation and expansion of its business and does not intend to pay any cash dividends in the foreseeable future.

10.DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares without par value, an unlimited number of Class A preferred shares without par value issuable in series, and an unlimited number of Class B preferred shares without par value issuable in series. As at December 31, 2021, the issued share capital consisted of 445,448,855 common shares. No Class A preferred shares or Class B preferred shares were issued or outstanding.

10.A.	COMMON SHARES

Subject to the rights of the holders of the Class A preferred shares and the Class B preferred shares of the Company, holders of common shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of common shares of the Company are entitled to one vote per common share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of the Class A preferred shares and the Class B preferred shares, holders of common shares of the Company are to share rateably in the remaining assets of the Company as are distributable to holders of common shares. The common shares are not subject to redemption or retraction rights, rights regarding purchase for cancellation or surrender, or any exchange or conversion rights.

10.B.	CLASS A PREFERRED SHARES

Class A preferred shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A preferred shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A preferred shares rank in priority over common shares and any other shares ranking by their terms junior to the Class A preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

10.C.	CLASS B PREFERRED SHARES

Class B preferred shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B preferred shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B preferred shares rank in priority over common shares and any other shares ranking by their

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terms junior to the Class B preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

11.MARKET FOR SECURITIES

11.A.	TRADING PRICE AND VOLUME

The Company’s common shares trade on the TSX and the NYSE American, trading under the symbols GPR and GPL, respectively.

The following table sets forth the price ranges in Canadian dollars and trading volume of the common shares of the Company as reported by the TSX for the periods indicated:

	High	Low
Period	(CAD$)	(CAD$)	Volume
January 2021	1.23	0.95	6,511,317
February 2021	1.47	1.01	12,727,408
March 2021	1.21	0.95	7,010,154
April 2021	1.05	0.95	3,728,925
May 2021	1.07	0.83	5,799,398
June 2021	0.88	0.75	3,584,473
July 2021	0.8	0.68	1,698,943
August 2021	0.77	0.53	2,767,563
September 2021	0.68	0.55	3,751,967
October 2021	0.63	0.53	2,977,078
November 2021	0.57	0.31	12,033,838
December 2021	0.335	0.27	3,483,247

The following table sets forth the price ranges in US dollars and trading volume of the common shares of the Company as reported by the NYSE American for the periods indicated:

	High	Low
Period	(USD$)	(USD$)	Volume
January 2021	0.96	0.75	49,284,440
February 2021	1.16	0.7874	206,214,260
March 2021	0.9574	0.75	66,924,890
April 2021	0.8385	0.77	29,411,280
May 2021	0.9	0.6874	66,248,020
June 2021	0.723	0.6001	43,246,980
July 2021	0.64	0.54	26,322,290
August 2021	0.625301	0.4201	39,418,670
September 2021	0.54	0.4351	29,841,440
October 2021	0.5099	0.43	31,883,630
November 2021	0.46	0.2499	195,424,710
December 2021	0.2669	0.21	80,391,050

GREAT PANTHER MINING LIMITED
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11.B.	PRIOR SALES

The following table sets forth the date, price and number of stock options that were granted by the Company during the financial year ended December 31, 2021:

Stock Options(1)

Date of Issuance	Exercise Price per Security (C$)	Aggregate Number
January 8, 2021	$1.01 per share	158,486
March 19, 2021	$1.04 per share	2,182,273
Total		2,340,759

Note:

1.	As at December 31, 2021, the Company had 6,853,983 stock options outstanding.

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The following table sets forth the date and number of restricted share units, performance share units and deferred share units granted by the Company in the financial year ended December 31, 2021:

Restricted Share Units, Performance Share Units and Deferred Share Units

		Number of
Date of Issuance	Type of Securities Issued (1)	Securities Issued
January 4, 2021	Deferred Share Units	17,045
January 18, 2021	Restricted Share Units	70,597
March 19, 2021	Restricted Share Units	705,673
March 19, 2021	Deferred Share Units	324,514
March 19, 2021	Performance Share Units	780,968
June 28, 2021	Deferred Share Units	439,795
August 17, 2021	Restricted Share Units	45,874
Total		2,384,466

16.	Note:
1.	As at December 31, 2021, the Company had 2,279,163 Deferred Share Units outstanding, 1,827,054 Performance Share Units outstanding and 1,477,475 Restricted Stock Units outstanding.

As at December 31, 2021, the Company had 9,749,727 warrants to purchase Common Shares outstanding and no warrants were granted by the Company in the financial year ended December 31, 2021.

During the year ended December 31, 2021, the Company issued an aggregate of 88,637,365 common shares, consisting of (i) 175,827 common shares issued under the ATM Facility at an average price of C$0.45 per common share; and (ii) 88,461,538 common shares issued in November 2021 pursuant to a bought deal offering at a price of C$0.26 per common share.

12.ESCROWED SECURITIES

As at December 31, 2021, there were no escrowed securities or securities subject to contractual restriction on transfer.

13.	DIRECTORS AND OFFICERS
13.A.	NAMES, OCCUPATIONS AND SECURITY HOLDINGS

At the date of this AIF, the directors and executive officers of the Company are as follows:

Name and Residence	Office Held with the Company	Principal Occupation or Employment for the Past Five Years
ALAN HAIR, CEng MIMMM, ICD.D (4), (5) Ontario, Canada	Director of the Company since April 2020 Chair since December 28, 2021 Chair and Interim CEO since February 24, 2022

Independent Director, Gold Royalty Corp. since November 2020

Independent Director, Bear Creek Mining Corporation since September 2019

President & Chief Executive Officer, Hudbay Minerals Inc. from January 2016 to July 2019

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Name and Residence	Office Held with the Company	Principal Occupation or Employment for the Past Five Years
TRUDY M. CURRAN BA, LLB, ICD.D (2), (3), (4) Calgary, Alberta	Director of the Company since June 2021	Managing director of Riversdale Resources from February 2019 to June 2019 Director, Baytex Energy Corp., since July 2016 Director, Trican Well Service Ltd., since May 2021
JOSEPH GALLUCCI, MBA, ICD.D (1), (3) Quebec, Canada	Director of the Company since April 2020

Managing Director, Head of Mining, Investment Banking, Laurentian Bank Securities Inc. since March 2019

Principal, Managing Director, Investment Banking, Eight Capital from December 2016 to January 2019

Managing Director, Head of Metals and Mining Research, Dundee Capital Markets from June 2012 to December 2016

Director, Rockridge Resources Ltd., since February 2019

Director, Skyharbour Resources Ltd., since February 2020

JOHN JENNINGS, MBA, CFA (1), (2) British Columbia, Canada	Director of the Company since June 2012	Practice Lead, Board Director and Executive Search with WATSON Advisors Inc. since October 2017 Senior Client Partner, Korn Ferry International from 2012 to May 2017
ELISE REES, FCPA, FCA, ICD.D (1), (2) British Columbia, Canada	Director of the Company since April 2017

Director of Enmax Corporation since September 2015

Director and Board Chair of EasyPark, Parking Corporation of Vancouver from 2013 to 2018

Director of Westland Insurance since 2016 to 2021

Director of the Greater Vancouver Board of Trade from 2015 to 2019

KEVIN ROSS, B.Sc. (Hon) Min Eng., MBA (3), (4), (5) British Columbia, Canada	Director of the Company since May 2019	Chief Operating Officer of Orca Gold Inc. since August 2016 Chief Operating Officer, Montage Gold Corp., a subsidiary of Orca Gold Inc., since July 2021
DANA WILLIAMS, B. Eng., MBA, CPA (1), (4), (5) Nova Scotia, Canada	Director of the Company since June 2021	Chief Executive Officer, Dana Williams Consulting Ltd., since December 2016

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Name and Residence	Office Held with the Company	Principal Occupation or Employment for the Past Five Years
SANDRA DAYCOCK, CPA, CA British Columbia, Canada	Chief Financial Officer

Chief Financial Officer of the Company since June 2021

VP Corporate Finance and Treasury of the Company from March to June 2021

Director, Corporate Development at Methanex Corporation from July 2017 to March 2021

Director, Investor Relations at Methanex Corporation from April 2013 to June 2017.

FERNANDO CORNEJO Toronto, Ontario, Canada	Chief Operating Officer

Chief Operating Officer of the Company since June 2021

Vice-President Brazil Operations of the Company since January 2020 to June 2021

Vice-President, Projects & Technical Services of the Company since June 2019 to January 2020

Vice-President, Projects & Technical Services at Aura Minerals from March 2015 to June 2019

17.	Notes:
1.	Member of Audit Committee
2.	Member of People and Culture Committee
3.	Member of Nominating and Corporate Governance Committee
4.	Member of the Safety, Health, Environment and Social Committee
5.	Member of the Technical & Operations Committee

In addition, the Board will, from time-to-time, appoint ad-hoc committees for specific purposes as circumstances require.

Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed. The next annual meeting of the Company is expected to be held in June 2022.

As of March 2, 2022, the directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over 279,662 common shares representing 0.06% of the common shares outstanding before giving effect to the exercise of options to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

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13.B.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Other than set forth below, none of Great Panther’s directors or executive officers:

(a)	are, as at the date of this AIF, or have been, within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including Great Panther) that,
(i)	was subject to cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation (collectively, an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	are, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including Great Panther) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	have, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

In addition, none of Great Panther’s directors and executive officers has been subject to:

(d)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities’ regulatory authority; or
(e)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in making an investment decision.

As of the date of this AIF, Great Panther is not aware of any shareholder holding a sufficient number of securities of Great Panther to affect materially the control of Great Panther.

Mr. Ross is a director of the Company. Mr. Ross was previously the Chief Operating Officer of RB Energy Inc., (“RBI”) from April 2014 to May 2015. On October 14, 2014, RBI applied for and obtained an Initial Order (the “Initial Order”) to commence proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”) in the Québec Superior Court (the “Court”). On October 15, 2014, RBI announced that the Court issued an Amended and Restated Initial Order in respect of RBI and certain of its subsidiaries under the CCAA, which granted an initial stay of creditor proceedings to November 13, 2014. The Initial Order was subsequently extended to April 30, 2015. On May 8, 2015, the Court appointed a receiver, Duff & Phelps Canada Restructuring Inc., under the Bankruptcy and Insolvency Act, and terminated the CCAA proceedings. The TSX-de-listed RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Mr. Ross ceased employment as Chief Operating Officer of RBI in May 2015.

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13.C.	CONFLICTS OF INTEREST

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company (or a subsidiary of the Company) and any director or officer of the Company (or a subsidiary of the Company), except that certain of the directors and officers serve as directors, officers or members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company relies upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts have been disclosed by such directors and officers in accordance with the Business Corporations Act (British Columbia) and they have governed themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

14.AUDIT COMMITTEE INFORMATION

14.A.	AUDIT COMMITTEE CHARTER

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with policies and laws.

The Audit Committee’s charter sets out its mandate and responsibilities and is attached as Schedule “A” to this AIF.

14.B.	MEMBERS OF THE AUDIT COMMITTEE

The members of the Company’s Audit Committee are Dana Williams (Chair), Elise Rees, Joseph Gallucci, and John Jennings. Each of these individuals are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees. The Board has determined that Ms. Williams and Ms. Rees are both financial experts. The relevant education and experience of each Audit Committee member are outlined below:

Dana Williams, B. Eng., MBA, CPA (Audit Committee Chair)

Ms. Williams is a seasoned executive with 25+ years of global business experience over a broad sector of industries, including mining, insurance, healthcare, engineering firms, broking and financial services. She has over ten years of mergers and acquisitions experience including Canada, the US, Brazil, Australia and Germany. Ms. Williams was the former Chief Operating Officer of Steadfast, an insurance brokerage that went public on the Australian Stock Exchange. In this role, she led both mergers and acquisitions as well as operations. She was profiled in Insurance News in Australia. Prior to that she was the Chief Financial Officer of Hub International for Eastern Canada (2008 through 2012), a Canadian insurance brokerage. She worked offshore in captive and reinsurance for 5 years with Marsh and participated in the IPO of RAM Reinsurance. She worked for Deloitte for six years in the United States. Her early career included working in the mining operations of mines in British Columbia, Ontario and Quebec. Ms. Williams holds a B.Eng. (Mining Engineering) from McGill University (Gold Medal), a Masters Business Administration from Western University (Deans List) and is a Certified Public Accountant in the United States. Ms. Williams is bilingual in English and French.

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Elise Rees, FCPA, FCA, ICD.D

Ms. Rees is an experienced director, having served on the boards of a number of profit and not for profit organizations, including Board Chair, Treasurer, Audit Committee Chair. She currently serves on the Boards of Enmax Corp, K-Bro Linen Systems Inc, Artemis Gold Inc, and Great Panther Mining. Prior to her role as an independent Director, Ms. Rees had a 35 year career in public practice, with Ernst & Young LLP. Ms Rees spent 18 years as a tax and transaction partner with Ernst and Young, LLP, and was the BC Market Leader and Managing Partner of the Transaction Advisory Practice. She has a breadth of experience in mergers and acquisitions, corporate reorganizations, and has a broad experience in a variety of industries including mining, infrastructure, transportation, energy, retail and distribution. Ms. Rees has been recognized for her leadership and service to the community with the designation of Fellow Chartered Professional Accountant, Fellow Chartered Accountant in 2007, together with several business awards for leadership in Diversity and Inclusion activities. Her awards include, 2007 Community Builder Award, Association of Women in Finance, Influential Women in Business Award (2007), Ernst and Young Rosemary Meschi Award for Advancing Gender Diversity and was recognized as a Top 100 Women in Canada in 2015 by Women’s Executive Network. Ms. Rees has a B.A. (Hons) from the University of Strathclyde, Scotland, and is a graduate of the ICD-Rotman Directors Education Program with the designation ICD.D.

Joseph Gallucci, MBA, ICD.D

Mr. Gallucci is a senior capital markets executive and corporate director with over 20 years of experience in investment banking and equity research. His career focused on mining, base metals, precious metals and bulk commodities on a global scale. He is currently the Managing Director and Head of Investment Banking at Laurentian Bank Securities Inc. where he oversees the investment banking practice in entirety.

His career has spanned across various firms including BMO Capital Markets, GMP Securities, Dundee Securities, and he was a founding principal of Eight Capital where he led their Mining Investment Banking Team.

In his previous and current roles, he has acquired experience in corporate finance, mergers, acquisitions, business and operational development, financings and corporate strategy. He has been directly involved in raising several billion dollars for mining companies as well as lead advisor on significant M&A transactions.

Prior to investment banking, Mr. Gallucci spent over a decade in equity research with a focus on global mining at both GMP and Dundee Securities. At Dundee Securities, he was a Managing Director and Head of the Metals and Mining Research Team, where he oversaw the entire mining franchise.

He holds a Bachelor of Commerce degree from Concordia University and an MBA in Investment Management from the Goodman Institute of Investment Management. He also holds the ICD.D designation.

John Jennings, MBA, CFA

Mr. Jennings is employed as Practice Co-Lead, Board Director and Executive Search with WATSON Advisors Inc., a leading consulting firm focused on corporate governance and recruiting board directors and executive talent. Prior to joining WATSON in October 2017, he was a Senior Client Partner with Korn Ferry International from 2012 to April 2017. Upon earning his B.Sc. (Chemistry) from Western University, Mr. Jennings started a career in precious metals mining operations before becoming a sell-side mining analyst in Toronto. Following completion of his Master of Business Administration from London Business School, he entered a 26-year career in investment banking with leading firms in the UK and Canada, including as CEO of an investment firm. Mr. Jennings is an experienced director, having served on the boards of several for profit and purpose-driven organizations, including as Board Chair. He currently serves on the Executive Committee of the BC Chapter of the Institute of Corporate Directors and the Faculty Advisory Board of the Sauder School of Business at the University of British Columbia. He holds the designation of Chartered Financial Analyst.

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14.C.	PRE-APPROVAL POLICY

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor.

Annually, the Audit Committee pre-approves a budget for specified non-audit services within which limits the Company may contract the services of the Company’s external auditor.

14.D.	EXTERNAL AUDITOR SERVICE FEES

The following table sets out the aggregate fees billed to the Company by its external auditor, KPMG LLP, in each of the last two fiscal years:

Category	Year ended December 31, 2021		Year ended December 31, 2020
Audit Fees(1)	C$	987,174	C$	991,875
Audit-Related Fees		Nil		Nil
Tax Fees(2)		Nil		Nil
All Other Fees(3)	C$	22,500	C$	19,000
Total	C$	1,009,674	C$	1,010,875

Notes:

1.	“Audit Fees” include fees billed by the Company’s auditor for the 2021 and 2020 periods related to the audits of the Company’s consolidated financial statements and internal controls over financial reporting, and the reviews of the Company’s interim financial statements.
2.	“Tax Fees” are not billed to the Company as tax services are not provided to the Company by the Company’s auditor.
3.	“All Other Fees” include fees billed for the involvement with payroll audits of the Company’s Mexican subsidiaries.

15.LEGAL PROCEEDINGS AND REGULATORY ACTIONS

During the financial year ended December 31, 2021, the Company was party to the following legal proceedings that relate to the Tucano mine, as described in the Company’s audited consolidated financial statements for the years ended December 31, 2021 and 2020 (the “Audited Financial Statements”). Additional information regarding the accounting for these legal proceedings is included in the Audited Financial Statements. In addition to these legal proceedings, the Company may from time to time become and is, party to litigation incidental to its business. Such other litigation matters are presently deemed by the Company to not be material on the basis that they do not involve any claim on an individual basis for damages in excess of ten per cent of the current assets of the Company.

15.A.	VARIOUS CLAIMS RELATED TO BRAZIL INDIRECT TAXES AND LABOUR MATTERS

The Company has various litigation claims for a number of governmental assessments related to indirect taxes, and labour disputes associated with former employees and contract labor in Brazil.

The indirect tax matter principally relates to claims for the state sales tax, Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços de Transporte Interestadual de Intermunicipal e de Comunicações (“ICMS”), which are mostly related to rate differences. For these claims, the possibility of loss was not considered probable by the Company’s Brazilian attorneys, and no provision has been recognized in the Audited Financial Statements.

The labour matters principally relate to claims made by former employees and contract labour for the equivalent payment of all social security and other related labour benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2021, the items for which a loss was probable related to the labour disputes, inclusive of any related interest, amounted to approximately $1.4 million, for which a provision was recognized.

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15.B.	ENVIRONMENTAL DAMAGES - WILLIAM CREEK

In May 2009, The State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of the Zamin Amapá Mineração (“Zamin”) and Tucano mines. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation. In January 2018, the Amapá State Court ordered Mina Tucano to pay a fine of approximately $1.2 million (BRL 6.0 million plus interest and inflation counted as from the date of the damage) to the State Environmental Fund. As at December 31, 2021, the updated value with interest and inflation is approximately $5.8 million (BRL 31.6 million). The Company is in the process of appealing and the likelihood of total loss is not considered probable based on legal advice received. However, an adjusted lower fine is considered probable and the Company has accrued the amount payable considered more likely than not in long-term other liabilities, representing the Company’s best estimate of the cost to settle the claim.

15.C.	CYANIDE USAGE

In October 2018, the public prosecutor’s office of labor affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Mina Tucano to pay compensation of approximately BRL 4 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Mina Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Mina Tucano is in the process of appealing to a Federal Superior Labour Court all aspects of the regional labour court decision. In March 2020, it was accepted that the appeal, exclusively with respect to whether or not the use of cyanide may continue, be admitted for consideration by the Federal Superior Labour Court and the balance of the decision has not yet been accepted for consideration and is under appeal. Mina Tucano is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at the Company’s operations. In addition, the Company notes that the use of cyanide in the processing of gold is common in the industry within Brazil and is not prohibited by any federal law in Brazil and that the Company complies with proper safety standards in the use and handling of cyanide in its operations. The Company believes the claims are without merit and that it is too early in the process to be able to determine the ultimate outcome. This assessment will be reviewed after a decision is reached on whether an appeal will be admitted to Superior Labor Court.

15.D.	DECEMBER 2021 NOTICES OF INFRACTIONS

On December 30, 2021, the Company announced that it intended to file a defense to three Notices of Infraction (the “Notices”) that were delivered by SEMA to Mina Tucano, on December 21, 2021. The Notices were issued in connection with the SEMA’s investigation of a fish mortality event at Areia and Silvestre Creeks, and its assertion that the incident was caused by a leak in a reclaimed water pipe at the Mina Tucano mine site. The Notices impose aggregate fines of BRL 50 million (approximately $9.0 million at December 31, 2021).

The Company has filed its defense applying for the cancellation of the infraction notices issued by SEMA and has not paid the fines while its defense is being heard. Preliminary water quality assaying and fish toxicology results, point to the absence of a causal link between the activities of the Tucano mine and the Event. The Company has been working collaboratively with authorities, providing access to all necessary information. Furthermore, the Company reinforces its commitment to the local community and the state of Amapá and has supported the local authorities in their assistance efforts.

16.INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as stated elsewhere in this AIF and in the Annual Financial Statements, to the best of the Company’s knowledge, none of the Company’s directors, executive officers or any shareholder who beneficially owns or controls or

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directs, directly or indirectly, more than 10% of any class or series of voting securities of the Company, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to affect the Company.

17.TRANSFER AGENTS AND REGISTRARS

The transfer of the Company’s common shares is managed by Computershare Investor Services. The register of transfers for the common shares of the Company is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, V6C 3B9.

18.MATERIAL CONTRACTS

18.A.	LIST OF MATERIAL CONTRACTS

Below is a list of material contracts entered into and still in effect, which have been filed on SEDAR in accordance with the requirements of Section 12.2 of NI 51-102, each as defined below, unless otherwise noted:

1.	Coricancha Agreements; and
2.	ATM Offering Agreement.

Except as set forth above, the Company is not at present party to any other material contracts, other than material contracts entered into in the ordinary course of business and upon which the Company’s business is not substantially dependent.

18.B.	DESCRIPTION OF MATERIAL CONTRACTS

18.B.1Coricancha Agreement

The Coricancha Agreements are defined and described in Section 6.A.1 of this AIF.

18.B.2ATM Facility

On October 15, 2021, the Company entered into an ATM Offering Agreement with H.C. Wainwright, pursuant to which the Company may issue up to $25.0 million in common shares of the Company at prevailing market prices during the term of the ATM Agreement (the “ATM Facility”). The ATM Facility replaces the Company’s prior $25.0 million ATM Facility, which expired on August 3, 2021. The Company will pay to H.C. Wainwright a placement fee of up to 3.0% for common shares sold under the ATM Offering Agreement, together with the reimbursement for certain expenses incurred therein. The Company raised $0.1 million in 2021 relating to the issuance of shares under the ATM Facility. The Company may continue to raise capital via the ATM Facility from time to time in 2022.

19.INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the

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Company during, or relating to, Company’s most recently completed financial year, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

(i)	Auditors: KPMG LLP is the external auditor of the Company and reported on the Company’s audited financial statements for the years ended December 31, 2021, and 2020, filed on SEDAR. KPMG LLP are the auditors of the Company and have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.
(ii)	Tucano Technical Report Authors: Messrs. Fernando A. Cornejo, M.Eng., P. Eng., Neil Hepworth, M.Sc., C. Eng., MIMMM, Carlos H. B. Pires, B.Sc. Hons, MAusIMM CP. (Geo), Nicholas R. Winer, B.Sc Hons., FAusIMM, each of whom is from Great Panther, and Reno Pressacco, M.Sc.(A), P.Geo. and Tudorel Ciuculescu, M.Sc., P.Geo., each from Roscoe Postle Associates Inc., co-authored the technical report entitled “Amended and Restated Technical Report on the 2020 Mineral Reserves and Mineral Resources of The Tucano Gold Mine, Amapá State, Brazil” dated February 2, 2021, with an effective date of September 30, 2020;
(iii)	Topia Technical Report: Co-Authors, GMC Technical Report: Robert F. Brown, P. Eng. and Mohammad Nourpour, P. Geo. authored the technical report entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimates as of March 31, 2021” dated February 10, 2022, with an effective date of March 31, 2021,
(iv)	GMC Technical Report: Co-Authors, Topia Technical Report: Robert F. Brown, P. Eng., and Mohammad Nourpour, P. Geo. Authored the technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico” dated February xx, 2022, with an effective date of July 31;
(v)	GMC 2017 Technical Report: Author, Robert F. Brown authored the technical report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects”, dated February 20, 2017, with an effective date of the information related to the El Horcón and Santa Rosa Projects of August 31, 2016.
(vi)	Coricancha Technical Report Authors: Ronald Turner, MAusIMM CP (Geo) from Golder, Daniel Saint Don, P. Eng., previously from Golder, and Jeffrey Woods, P.E., previously from Golder, co-authored the technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex”, dated July 13, 2018. The Coricancha Technical Report was submitted by Golder as Report Assembler of the work prepared by or under the supervision of the foregoing authors and Qualified Persons.

To the Company’s knowledge, each of the aforementioned firms or persons did not hold more than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

Mr. Cornejo, Chief Operating Officer of Great Panther, Mr. Winer, Vice President of Exploration, Brazil, Mr. Pires, Master Geologist, Mina Tucano Ltda, Mr. Hepworth, former Chief Operating Officer of Great Panther, Mr. Nourpour, Resource Geologist, and Mr. Brown, Resource Consultant, are each current or former employees of the Company or its subsidiaries. Based on information provided by the relevant persons, except as set forth above, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms are currently expected to be

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elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

20.	PROMOTERS

No person or company has been a promoter of the Company within the two most recently completed financial years or during the current financial year.

21.ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Audited Financial Statements and 2021 MD&A which may be obtained upon request from Great Panther’s head office or may be viewed on the Company’s website (www.greatpanther.com) or on the SEDAR website under the issuer’s profile (www.sedar.com).

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22.SCHEDULE “A” CHARTER OF THE AUDIT COMMITTEE

GREAT PANTHER MINING LIMITED (the “Company”)

CHARTER OF THE AUDIT COMMITTEE

1)MANDATE

The mandate of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of the Great Panther Mining Limited (the “Company”) is to:

a)	assist the Board in fulfilling its oversight responsibilities in respect of:
i)	the quality and integrity of the Company’s financial statements, financial reporting processes and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;
ii)	ensuring the independence and qualifications of the Company’s external auditor and recommending to the Board a qualified external auditor to be nominated for approval by the Company’s shareholders at each annual reference date;
iii)	recommending to the Board the compensation of the external auditor;
iv)	requiring the rotation of the audit partner every five years as required under Section 203 of the Sarbanes-Oxley Act of 2002 and that the external auditor provide a plan for the orderly transition of audit engagement team members;
v)	overseeing the work of the Company’s external auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company;
vi)	the review of the periodic audits performed by the Company’s external auditors and the Company’s internal accounting department;
vii)	management’s development and implementation of policies and processes in respect of accounting and financial reporting matters;
viii)	pre-approving all of the non-audit services to be provided by the Company’s external auditor to the Company or its subsidiaries;
ix)	reviewing with management management’s evaluation of the effectiveness of internal controls; and
x)	assessing the Company’s enterprise risk management framework.
b)	provide and establish open channels of communication between the Company’s management, internal accounting department, external auditor and directors;
c)	oversight of all filings and disclosure documents required to be prepared by the Company pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Company;

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d)	review and confirm the adequacy of procedures for the review of all public disclosure of financial information extracted or derived from the Company’s financial statements, and periodically assess the adequacy of those procedures; and
e)	establish procedures for:
i)	the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns about questionable accounting or auditing practices; and
ii)	the confidential, anonymous submission by employees of the Company of such complaints or concerns.

The Committee will primarily fulfil its mandate by performing the duties set out in Section 7 hereof.

The Board and management of the Company will ensure that the Committee has adequate funding to fulfil its mandate.

2)COMPOSITION

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board, but will in no event be less than three directors. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company’s securities are listed (including, but not limited to, the Toronto Stock Exchange and the NYSE American) are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the “Regulators”). All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in NI 52-110 and meet the NYSE American financial literacy requirements. At least one member of the Committee shall have accounting or related financial management expertise to qualify as a “financial expert” as defined under SEC Regulation S-K.

3)TERM OF OFFICE

The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member’s successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

4)COMMITTEE CHAIR

The Board, or if it fails to do so, the members of the Committee, will appoint a chair from the members of the Committee. If the chair of the Committee is not present at any meeting of the Committee, an acting chair for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chair will refer the matter to the Board for resolution. The Committee may appoint a secretary who need not be a member of the Board or Committee.

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The Chair of the Committee:

a)	provides leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;
b)	chairs meetings of the Committee, unless not present, including in camera sessions, and reports to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;
c)	ensures that the Committee meets as often as it deems necessary, but will not meet less than once quarterly;
d)	in consultation with the Chair of the Board and the Committee members, establishes a calendar for holding meetings of the Committee;
e)	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other parties as applicable;
f)	acts as liaison and maintains communication with the Chair of the Board and the Board to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;
g)	reports annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the objectives and responsibilities of the Board as a whole;
h)	ensures that the members of the Committee understand and discharge their duties and obligations;
i)	fosters ethical and responsible decision making by the Committee and its individual members;
j)	together with the Corporate Governance and Nominating Committee and its individual members, ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently, and pre-approves work to be done for the Committee by consultants;
k)	facilitates effective communication between members of the Committee and management; and
l)	performs such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

5)MEETINGS

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

a)	a quorum for meetings will be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other. The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting;
b)	the Committee may meet as often as it deems necessary, but will not meet less than once quarterly;

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c)	the Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing;
d)	the Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company;
e)	as part of its job to promote and foster open communication, the Committee should meet at least annually (or more frequently as required) with management, the internal auditor and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements;
f)	notice of the time and place of every meeting will be given in writing and delivered in person or by facsimile or other means of electronic transmission to each member of the Committee at least 48 hours prior to the time of such meeting; and
g)	the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its chair, accompanied by any recommendations to the Board approved by the Committee.

6)AUTHORITY

The Committee will have the authority to:

a)	retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;
b)	set and pay the compensation for any advisors as it determines necessary to carry out its duties;
c)	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities;
d)	delegate to one of its members the authority to pre-approve non-audit services provided by the Company’s external auditor;
e)	take whatever actions it deems appropriate, in its sole discretion, to foster an internal culture within the Company that results in the development and maintenance of a superior level of financial reporting standards, sound business risk practices and ethical behaviour; and
f)	request that any director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company’s legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

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7)SPECIFIC DUTIES

In fulfilling its mandate, the Committee will, among other things:

a)	with respect to the external auditor:
i)	select the external auditor, based upon criteria developed by the Committee, to recommend that the board nominate the same for approval by the shareholders of the Company;
ii)	approve all audit and non-audit services in advance of the provision of such services and recommend to the Board the fees and other compensation to be paid to the external auditors;
iii)	oversee the services provided by the external auditors for the purpose of preparing or issuing an audit report or related work;
iv)	review the performance of the external auditors, including, but not limited to, the partner of the external auditors in charge of the audit, and, in its discretion, approve any proposed discharge of the external auditors when circumstances warrant, and recommend any new external auditors for appointment. Notwithstanding any other provision of this Charter, the external auditor will be ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company; and
v)	periodically review and discuss with the external auditors all significant relationships that the external auditors have with the Company to determine the independence of the external auditors. Without limiting the generality of the foregoing, the Committee will ensure that it receives, on an annual basis, a formal written statement from the external auditor that sets out all relationships between the external auditor and the Company, and receives an opinion on the financial statements consistent with all professional standards that are applicable to the external auditor (including, but not limited to, those established by any securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants, Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants, and those set out in the International Financial Reporting Standards as issued by the International Accounting Standards Board);
b)	evaluate, in consultation with the Company’s management, the internal accounting department and external auditors, the effectiveness of the Company’s processes for assessing significant risks or exposures and the steps taken by management to monitor, control and minimize such risks; and obtain, annually, a letter from the external auditors as to the adequacy of such controls;
c)	in connection with its risk management function, periodically, and no less than once a year, consider and discuss risks and the steps management has taken to monitor and control such exposures, including the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks. This process should include, without limitation, consideration of:
i)	management’s assessment of risks and steps taken to address significant risks or exposure;
ii)	financial risks associated with investing, hedging or other financial instruments;
iii)	privacy cyber security risk exposures and measures taken to protect the security and integrity of the Company’s management information systems and Company data;

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iv)	management’s assessment of internal control risks and exposures and steps taken by management to minimize such risks;
v)	litigation and reputational risks;
vi)	climate change and carbon taxes/carbon usage restrictions risk;
vii)	the Company’s crisis management and response plans and business continuity plans (including work stoppage and disaster recovery plans); and
viii)	climate change and carbon taxes/carbon usage restrictions risk;
d)	consider, in consultation with the Company’s external auditors and internal accounting department, the audit scope and plan of the external auditors and the internal accounting department;
e)	coordinate with the Company’s external auditors the conduct of any audits to ensure completeness of coverage and the effective use of audit resources;
f)	assist in the resolution of disagreements between the Company’s management and the external auditors regarding the preparation of financial statements; and in consultation with the external auditors, review any significant disagreement between management and the external auditors in connection with the preparation of the financial statements, including management’s responses thereto;
g)	after the completion of the annual audit, review separately with each of the Company’s management, external auditors and internal accounting department the following:
i)	the Company’s annual financial statements and related footnotes;
ii)	the external auditors’ audit of the financial statements and their report thereon;
iii)	any significant changes required in the external auditors’ audit plan;
iv)	any significant difficulties encountered during the course of the audit, including, but not limited to, any restrictions on the scope of work or access to required information;
v)	the Company’s guidelines and policies governing the process of risk assessment and risk management; and
h)

other matters related to the conduct of the audit that must be communicated to the Committee in accordance with the standards of any regulatory body (including, but not limited to, securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants - Chartered Accountants, International Financial Reporting Standards as issued by the International Accounting Standards Board, Canadian generally accepted auditing standards, the Public Company Accounting Oversight Board (United States), and the American Institute of Certified Public Accountants);

i)	consider and review with the Company’s external auditors (without the involvement of the Company’s management and internal accounting department):
i)	the adequacy of the Company’s internal controls and disclosure controls, including, but not limited to, the adequacy of computerized information systems and security;

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ii)	the truthfulness and accuracy of the Company’s financial statements; and
iii)	any related significant findings and recommendations of the external auditors and internal accounting department, together with management’s responses thereto;
j)	consider and review with the Company’s management and internal accounting department:
i)	significant findings during the year and management’s responses thereto;
ii)	any changes required in the planned scope of their audit plan;
iii)	the internal accounting department’s budget and staffing; and
iv)	the internal auditor department’s compliance with the appropriate internal auditing standards;;
k)	establish systems for the regular reporting to the Committee by each of the Company’s management, external auditors and internal accounting department of any significant judgments made by management in the preparation of the financial statements and the opinions of each as to appropriateness of such judgments;
l)	review (for compliance with the information set out in the Company’s financial statements and in consultation with the Company’s management, external auditors and internal accounting department, as applicable) all filings made with Regulators and government agencies, and other published documents that contain the Company’s financial statements before such filings are made or documents published (including, but not limited to:
i)	any certification, report, opinion or review rendered by the external auditors;
ii)	any press release announcing earnings (especially those that use the terms “pro forma”, “adjusted information” and “not prepared in compliance with generally accepted accounting principles”); and
iii)	all financial information and earnings guidance intended to be provided to analysts, the public or to rating agencies);
m)	prepare and include in the Company’s annual proxy statement or other filings made with Regulators any report from the Committee or other disclosures required by all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company;
n)	review with the Company’s management:
i)	the adequacy of the Company’s insurance and fidelity bond coverage, reported contingent liabilities and management’s assessment of contingency planning;
ii)	management’s plans in respect of any changes in accounting practices or policies and the financial impact of such changes;
iii)	any major areas in that, in management’s opinion, have or may have a significant effect upon the financial statements of the Company; and

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iv)	any litigation or claim (including, but not limited to, tax assessments) that could have a material effect upon the financial position or operating results of the Company.
o)	annually review the Company’s directors’ and officers’ third-party liability insurance to ensure adequacy of coverage;
p)	periodically, and no less than once a year, consider and discuss the Company’s legal and ethics compliance matters. The Committee should meet at least once a year with the Company’s legal counsel to discuss these matters. These matters should include, without limitation, consideration of:
i)	legal and regulatory compliance matters that could have a material impact on the Company’s business, operations or financial statements;
ii)	the effectiveness of the Company’s disclosure controls and procedures in ensuring compliance by the Company with securities law and stock exchange disclosure requirements; and
iii)	an annual review of the appropriateness and effectiveness of the Company’s compliance policies.
q)	at least annually, review with the Company’s legal counsel and accountants all legal, tax or regulatory matters that may have a material impact on the Company’s financial statements, operations and compliance with applicable laws and regulations;
r)	review and update periodically a Code of Business Conduct and Ethics for the directors, officers and employees of the Company; and review management’s monitoring of compliance with the Code of Business Conduct and Ethics;
s)	review and update periodically the procedures for the receipt, retention and treatment of complaints and concerns by employees received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns regarding questionable accounting or auditing practices;
t)	consider possible conflicts of interest between the Company’s directors and officers and the Company; and approve for such parties, in advance, all related party transactions;
u)	review policies and procedures in respect of the expense accounts of the Company’s directors and officers, including, but not limited to, the use of corporate assets;
v)	review annually and update this Charter and recommend any proposed changes to the Board for approval, in accordance with the requirements of all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company;
w)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company; and
x)	perform such other functions, consistent with this Charter, the Company’s constating documents and governing laws, as the Committee deems necessary or appropriate.

Last presented by the Committee for review and approval to, and so approved by, the Board of Directors on November 3, 2021 (previously on November 4, 2020).

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